  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 28, 1996

                                                 REGISTRATION NO. 333-4512
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                ---------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                ---------------
                                TV FILME, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

         DELAWARE                    4841                    98-0160214
                              (PRIMARY STANDARD           (I.R.S. EMPLOYER
     (STATE OR OTHER              INDUSTRIAL            IDENTIFICATION NO.)
     JURISDICTION OF         CLASSIFICATION CODE
     INCORPORATION OR              NUMBER)
      ORGANIZATION)

                           SCS, QUADRA 07-BL.A
                             ED. EXECUTIVE TOWER
                                  SALA 601
                           70.300-911 BRASILIA-DF
                                   BRAZIL
                              011-55-61-225-4766

  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                                ---------------
                             SCHULTE ROTH & ZABEL
                              900 THIRD AVENUE
                          NEW YORK, NEW YORK 10022
                               (212) 758-0404
                       ATTENTION: MARC WEINGARTEN, ESQ.

(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                                ---------------
                       COPIES OF ALL COMMUNICATIONS TO:


      MARC WEINGARTEN, ESQ.                      STEVEN J. GARTNER, ESQ.
       SCHULTE ROTH & ZABEL                      WILLKIE FARR & GALLAGHER
         900 THIRD AVENUE                          ONE CITICORP CENTER
     NEW YORK, NEW YORK 10022                      153 EAST 53RD STREET
          (212) 758-0404                         NEW YORK, NEW YORK 10022
                                                      (212) 821-8000

                                ---------------
         Approximate date of commencement of proposed sale to public:
  As soon as practicable after this Registration Statement becomes effective.

                                ---------------
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box: [_]

                                ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                 TV FILME, INC.

                             CROSS REFERENCE SHEET

                   PURSUANT TO RULE 501 (B) OF REGULATION S-K

         FORM S-1 ITEM NO. AND
                CAPTION                       LOCATION IN PROSPECTUS
         ---------------------                ----------------------
  1. Forepart of Registration
      Statement and Outside Front
      Cover Page of Prospectus...   Facing Sheet; Outside Front Cover Page
  2. Inside Front Cover and
      Outside Back Cover Pages of
      Prospectus.................   Inside Front Cover and Outside Back Cover
                                     Pages
  3. Summary Information, Risk
      Factors and Ratio of
      Earnings to Fixed Charges..   Outside Front Cover Page; Prospectus
                                    Summary; Risk Factors
  4. Use of Proceeds.............   Use of Proceeds
  5. Determination of Offering
      Price......................   Outside Front Cover Page; Underwriting
  6. Dilution....................   Dilution
  7. Selling Security Holders....   Not Applicable
  8. Plan of Distribution........   Outside Front Cover Page; Underwriting
  9. Description of Securities to
      be Registered..............   Outside Front Cover Page; Prospectus
                                    Summary; Capitalization; Description of
                                    Capital Stock
 10. Interests of Named Experts
      and Counsel................   Legal Matters; Experts
 11. Information with Respect to
      the Registrant.............   Outside Front Cover Page; Prospectus
                                    Summary; Risk Factors; Dividend Policy;
                                    Capitalization; Selected Consolidated
                                    Financial Data; Management's Discussion and
                                    Analysis of Financial Condition and Results
                                    of Operations; Business; Management;
                                    Certain Transactions; Principal
                                    Stockholders; Description of Capital Stock;
                                    Shares Eligible for Future Sale;
                                    Consolidated Financial Statements
 12. Disclosure of Commission
      Position on Indemnification
      for Securities Act
      Liabilities................   Not Applicable

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                                                           SUBJECT TO COMPLETION

                                                              JUNE 28, 1996

                                2,500,000 Shares

  [LOGO]                         TV FILME, INC.

                                  Common Stock

                                    --------

  All of the 2,500,000 shares of Common Stock offered hereby are being sold by TV Filme, Inc. (the "Company"). The Company is a Delaware holding company and its subsidiaries and all of their operations are located in Brazil. See "Business" and "Risk Factors."

  Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price of the Common Stock will be between $10.00 and $12.00 per share. See "Underwriting" for the factors considered in determining the initial public offering price. The Common Stock of the Company has been approved for quotation on the Nasdaq National Market under the symbol "PYTV."

                                    --------

   THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK
                       FACTORS" BEGINNING ON PAGE 9.

                                    --------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
   CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                          PRICE       UNDERWRITING     PROCEEDS
                                            TO       DISCOUNTS AND        TO
                                          PUBLIC     COMMISSIONS(1)   COMPANY(2)
- --------------------------------------------------------------------------------
Per Share............................     $              $              $
- --------------------------------------------------------------------------------
Total(3).........................         $              $              $

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

(1) See "Underwriting" for indemnification arrangements with the several Underwriters.
(2) Before deducting expenses of this offering payable by the Company estimated at $1.0 million.

(3) The Company has granted to the Underwriters a 30-day option to purchase up to 375,000 additional shares of Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be
    $   , $    and $   , respectively. See "Underwriting."

                                    --------

  The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices of Alex. Brown & Sons Incorporated, Baltimore, Maryland, on or about
    , 1996.

Alex. Brown & Sons
   INCORPORATED


                     Gerard Klauer Mattison & Co., LLC

                                                        Robert Fleming Inc.

                  THE DATE OF THIS PROSPECTUS IS      , 1996.

                              TV FILME, INC.

                      [Map of Brazil showing locations of
                      the Company's operating markets and
                          pending application markets]


- --------

1--There can be no assurance as to the grant of any such licenses or as to the timing of grants, if any.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  This following summary is qualified in its entirety by the more detailed information and Consolidated Financial Statements and notes thereto of the Company (the "Consolidated Financial Statements") appearing elsewhere in this Prospectus. Unless otherwise indicated, all information in this Prospectus (i) assumes no exercise of the Underwriters' over-allotment option and (ii) gives effect to the Restructuring referred to below. Except as otherwise noted, financial information has been presented in U.S. dollars throughout this Prospectus. The Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States ("United States GAAP") in U.S. dollars. For this purpose, and for purposes of the presentation of other financial data in this Prospectus, amounts in Brazilian currency have been remeasured into U.S. dollars in accordance with the methodology set forth in Statement of Financial Accounting Standards No. 52 ("SFAS No. 52"), as it applies to entities operating in highly inflationary economies.

  Unless the context otherwise requires, references to the "Company" (i) mean for all periods prior to the consummation of this offering TV Filme, Inc., ITSA--Intercontinental Telecomunicacoes S.A. ("ITSA"), TV Filme Goiania Servicos de Telecomunicacoes Ltda. ("TV Filme Goiania"), TV Filme Belem Servicos de Telecomunicacoes Ltda. ("TV Filme Belem") and TV Filme Servicos de Telecomunicacoes S.A. ("TV Filme Servicos"), and their predecessors as though they had been part of the Company for all such periods presented and (ii) mean as of the consummation of this offering TV Filme, Inc., ITSA, TV Filme Goiania, TV Filme Belem, TV Filme Brasilia Servicos de Telecomunicacoes Ltda. ("TV Filme Brasilia") and their predecessors and successors. See "Business-- Restructuring." Unless the context otherwise requires, references to "ITSA" (i) mean for all periods prior to the consummation of this offering ITSA-- Intercontinental Telecomunicacoes S.A. and (ii) mean as of the consummation of this offering ITSA--Intercontinental Telecomunicacoes Ltda. Unless the context otherwise requires, references to "TV Filme Servicos" (i) mean for all periods prior to the consummation of this offering TV Filme Servicos de Telecomunicacoes S.A. and (ii) mean as of the consummation of this offering TV Filme Servicos de Telecomunicacoes Ltda. Certain terms used in this Prospectus are defined under "Glossary."

  Pursuant to the Restructuring, the stockholders of ITSA will exchange their outstanding equity interests in ITSA for proportionate interests in the Common Stock of the Company and will exchange their warrants in ITSA for proportionate warrants in the Company, following which transactions ITSA will be a wholly-owned subsidiary of the Company. In addition, a majority voting interest in TV Filme Servicos, the subsidiary of the Company which holds the Company's wireless cable licenses, will be transferred to a newly-formed Brazilian entity, substantially all of which will be owned by the stockholders of ITSA who are Brazilian nationals. See "Business--Restructuring."

                                  THE COMPANY

OVERVIEW

  The Company develops, owns and operates subscription television systems in mid-sized markets in Brazil. The Company has established wireless cable operating systems in the cities of Brasilia, Goiania and Belem, which together have a total population of approximately 5,200,000 and encompass approximately 1,215,000 households, an estimated 1,054,000 of which can be served by the line-of-sight ("LOS") transmission utilized by the Company's wireless cable systems. The 10-year renewable licenses to operate such systems are granted on an exclusive basis within a 25 kilometer radius of the Company's transmission sites, although the Company serves customers beyond this range. Applications have been made for the

Company to operate wireless cable systems in an additional 19 markets in Brazil having an aggregate population of approximately 9,000,000 and encompassing approximately 2,000,000 households, although there can be no assurance as to the grant of any such licenses or as to the timing thereof. Since 1993, the Company has experienced substantial subscriber growth, increasing from 135 subscribers at the beginning of 1993 to 47,066 subscribers as of March 31, 1996 and more than 55,000 subscribers as of May 31, 1996. For the first quarter of 1996, average monthly revenue per subscriber was $40.45 and average monthly churn was less than 1%. For the first quarter of 1996, the Company generated revenues of $5,852,000, an operating loss of $139,000, a net loss of $459,000 and EBITDA (operating income plus depreciation, amortization and non-cash compensation) of $959,000. The Company's largest operating system, the Brasilia System, generated revenues of $3,910,000, operating income of $747,000 and EBITDA of $1,410,000 during this period.

  The Company targets mid-sized markets with demographics, competitive environments and topographies that it believes offer the Company the opportunity to become the leading provider of subscription television services in those markets. Significant portions of the Company's current and targeted markets are not served by hardwire cable providers. The Company estimates that the percentage of homes unpassed by traditional hardwire cable as of March 31, 1996 is approximately 70% in each of Brasilia and Goiania. There is no hardwire cable provider in Belem. Of the approximately 1,215,000 households in Brasilia, Goiania and Belem, the Company estimates that 985,000 households, or approximately 80% of such households, are currently unpassed by hardwire cable.

  The Brazilian hardwire cable industry and wireless cable industry both began developing in 1989. As of December 1994, Brazil had an estimated 34,500,000 television households, making it the largest television market in South America, representing approximately 50% of total South American television households. The Company believes that as of March 1996, Brazil had approximately 1,250,000 subscription television subscribers, representing less than 5% penetration of total television households in Brazil. The Ministry of Communications of Brazil (the "Ministry of Communications") has forecast that there will be 16,500,000 subscription television subscribers in Brazil by the year 2003.

  The Company believes that wireless cable technology is well suited to its current and targeted markets and is an attractive alternative to existing television choices. Wireless cable transmission provides immediate coverage of entire markets to locations that are in the unobstructed path of the transmission tower. Wireless cable service can be deployed at a significantly lower system capital cost per installed subscriber than alternative technologies. The Company believes that subscribers to television services in Brazil are concerned with such features as programming, service, reliability and price and are generally indifferent to the delivery methodology. See "Business--Company Overview" and "--Brazilian Subscription Television Industry."

  The Company may in the future offer additional communications services, although it has no current plan or proposal to do so. See "Business--Company Overview."

  The table below provides information regarding the Company's markets as of March 31, 1996:

                                                                                                      ESTIMATED
                                                                                                        TOTAL
                                                                                                     HOUSEHOLDS
                         ESTIMATED    ESTIMATED     ESTIMATED     NUMBER                             UNPASSED BY
                           TOTAL        TOTAL          LOS          OF       NUMBER OF   LAUNCH       HARDWIRE
                         POPULATION HOUSEHOLDS(1) HOUSEHOLDS(2) CHANNELS(3) SUBSCRIBERS   DATE          CABLE
                         ---------- ------------- ------------- ----------- ----------- ---------    -----------
OPERATING MARKETS:
Brasilia................ 1,800,000      431,000       401,000        22       32,139    Feb. 1994(4)      70%
Goiania(5).............. 1,600,000      414,000       320,000        21        6,686    Jan. 1995         70%
Belem................... 1,800,000      370,000       333,000        21        8,241    Feb. 1995        100%
                         ---------    ---------     ---------                 ------
 Total in Operating
  Markets:.............. 5,200,000    1,215,000     1,054,000                 47,066                      80%
                         =========    =========     =========                 ======
19 APPLICATION
 MARKETS:(6)............ 9,000,000    2,000,000
                         =========    =========

- --------
(1) Represents the Company's estimate of the number of total households within a 25 kilometer radius in the particular signal coverage area (subject to Note (5)). The Company's exclusive coverage territory is a 25 kilometer radius in its operating markets. The Company's estimates are based on data from the 1991 Census conducted by the Brazilian Institute of Geography and Statistics ("IBGE") as adjusted to reflect total household growth of 3.13% per year in Brasilia, 2.33% per year in Goiania and 2.65% per year in Belem based on IBGE data.
(2) Represents the Company's estimate of the number of Estimated Total Households that can receive an adequate signal from the Company (eliminating from the Estimated Total Households those homes that the Company estimates are unable to receive service due to certain physical characteristics of the particular signal coverage area, such as terrain and foliage, although some of these households can be served with the aid of signal repeaters).
(3) Includes six local off-air VHF/UHF channels in Brasilia and five local off-air VHF/UHF channels in each of Goiania and Belem which are offered to the Company's subscribers in addition to the subscription channels.
(4) Date when the Brasilia System increased its channel offering from four channels to eight channels. The Brasilia System began service with one channel in 1990.
(5) Includes 6,600 Estimated LOS Households of the 66,000 Estimated Total Households in the City of Anapolis, all of which fall outside the Company's 25 kilometer exclusive coverage territory, but within the Goiania signal coverage area. See "Business--Regulatory Environment--License Procedures."
(6) Represents markets for which the Company has applied for licenses with the Ministry of Communications. There can be no assurance as to the grant of any such licenses or as to the timing of grants, if any.

BACKGROUND

  The Company's predecessor was founded in 1989 by members of the Company's current senior management team. In September 1989, the Company was granted a license to operate a wireless cable system in Brasilia, the capital of Brazil, and commenced operations in 1990 with a one channel offering. The Company raised an aggregate of $16,751,000 through a series of private equity placements in 1993, 1994, 1995 and 1996 in the respective amounts of $1,300,000, $5,000,000, $3,300,000 and $7,151,000, to Tevecap S.A. ("Tevecap")
(a subsidiary of Abril S.A., one of Brazil's two largest media companies), Warburg, Pincus Investors, L.P. ("Warburg, Pincus") and certain other investors.

  With the proceeds from such private placements, the Company expanded its subscriber base, increased the channel offerings in Brasilia and launched new wireless cable systems in Goiania and Belem. Licenses to operate the Goiania and Belem systems were acquired in 1994 from TVA Sistema de Televisao S.A. ("TVA"), a subsidiary of Tevecap, one of the largest subscription television operators and program suppliers in Brazil, and these systems commenced operations in early 1995. The Company has exclusive rights to TVA programming via wireless and hardwire cable in areas where the Company currently operates. See "Business--Company Background."

OPERATING STRATEGY

  The Company's objective is to become a leading provider of subscription television services in mid-sized markets in Brazil and to become the largest provider of subscription television services in each of its markets. The Company believes Brazil offers significant opportunities for subscription television providers because (i) there is significant demand among television viewers in Brazil for additional programming choices, (ii) there is limited competition among subscription television providers and (iii) the penetration rate for subscription television services is less than 5% of the television households. As demonstrated by the Company's experience in rapidly growing its subscriber base, the Company believes it is well positioned to take advantage of these opportunities. As part of its strategy, the Company focuses on (i) targeting mid-sized markets for expansion, (ii) developing TV Filme brand name recognition through exclusive programming, (iii) increasing penetration of existing markets, (iv) providing superior customer service, (v) minimizing the rate of subscriber turnover ("churn") and (vi) implementing a consistent operating model. These elements of the Company's strategy are discussed below:

  Target Mid-sized Markets for Expansion. The Company targets markets with populations from approximately 100,000 to 2,500,000, and with demographics, competitive environments and topographies favorable for the Company's subscription television services. The Company believes that these markets are currently underserved by subscription television service providers. In addition to its three operating markets, applications have been made for the Company to operate wireless cable systems in an additional 19 markets in Brazil representing a total of approximately 2,000,000 households and an aggregate population of approximately 9,000,000.

  Develop TV Filme Brand Name Recognition through Exclusive Programming. The Company offers exclusive programming which it believes is superior to that of its competitors. In its current operating markets, the Company has exclusive rights to transmit, via wireless and hardwire cable, programming offered by Tevecap and its subsidiaries which, in turn, are the exclusive providers of certain channels, including HBO Brazil, ESPN Brazil and Country Music Television. In addition to such programming, the Company seeks to secure exclusive television rights to important regional events. For example, the Company owns the right to broadcast the Goias State Soccer Championship matches, which the Company offers to its subscribers in Goiania. The Company emphasizes its exclusive programming in its marketing activities and believes that its programming line-up, including its local content, gives the Company a competitive advantage in its markets and enhances the TV Filme brand name.

  Increase Penetration of Existing Markets. The Company builds its subscriber base by (i) extensive marketing tied to regional events such as soccer matches,
(ii) neighborhood promotional events featuring large screen broadcasts of its channel offerings, (iii) direct mailings, (iv) telemarketing, (v) television and newspaper advertisements, (vi) prewiring arrangements with residential housing developers and (vii) other promotional marketing activities, including referral programs and gifts.

  Provide Superior Customer Service. The Company believes that it delivers high levels of customer service to its subscribers. Customer satisfaction is emphasized for all employees, including the telemarketing, installation and customer service teams. The Company's proprietary management information systems greatly facilitate customer service by providing customer service representatives immediate access to relevant customer records, including correspondence history. The Company seeks to install service promptly in a customer's home or business, and service calls are typically responded to in less than 48 hours.

  Minimize Subscriber Churn. The Company focuses on minimizing churn, and its average monthly churn rate has been less than 1% for the last two years. The Company has developed proprietary management information systems which enable it to provide superior customer service to its clients while monitoring customer payment patterns. The Company also provides customer service through a "call-back unit" that attempts to resolve any individual customer concerns. In addition, the Company identifies and targets areas underserved by hardwire cable. The Company also charges installation fees ranging from $80 to $250 per subscriber to discourage subscribers from disconnecting.

  Implement Consistent Operating Model. The Company believes that its implementation of consistent processes supported by proprietary systems, such as the Company's automated installation scheduling and billing systems, facilitates the effective development of new markets and rapid subscriber growth. The Company implements specific marketing plans, conducts employee training programs and uses a sophisticated intra-company telecommunications network and proprietary management information systems to implement best practices across its marketing, customer service, operations and control functions. See "Business--Operating Strategy."

                                  THE OFFERING

Common Stock offered
 hereby................. 2,500,000 shares
Common Stock to be
 outstanding after this
 offering............... 9,791,176 shares(1)
Use of proceeds......... Of the estimated $24,575,000 of net proceeds to be received by the Company in connection with the sale of
                         the shares of Common Stock offered hereby, the Company
                         intends to use approximately $16 million of such net
                         proceeds to finance the expansion of the Company's
                         current operating systems, approximately 75% of which
                         is expected to be used to fund installation costs and
                         the purchase of decoders and related equipment. The
                         Company intends to use the remaining net proceeds to
                         fund working capital needs, including the repayment of
                         certain short-term borrowings from Abril S.A. and
                         certain of its affiliates, and the launching or
                         acquisition of new operating systems to the extent the
                         Company obtains the right to operate or acquire such
                         new systems. The Company has no pending or probable
                         acquisitions, and in the event that the Company does
                         not obtain the right to operate or acquire new systems,
                         the Company intends to use the remaining net proceeds
                         to fund working capital needs and for other general
                         corporate purposes. See "Use of Proceeds."
Nasdaq National Market
 symbol................. PYTV

- --------

(1) Excludes (i) 936,432 shares of Common Stock reserved for issuance upon the exercise of stock options available for grant under the Company's 1996 Stock Option Plan pursuant to which options to purchase 407,000 shares of Common Stock shall be granted upon the consummation of this offering, 297,000 of which shall be exercisable at the initial public offering price and 110,000 of which shall be exercisable at $11.00 per share, and which generally shall vest 20% per year for five years beginning on the first anniversary of consummation of this offering and (ii) 794,764 shares of Common Stock issuable upon the exercise of warrants (the "1996 Warrants"), all of which are currently exercisable. See "Management--Stock Options-- 1996 Stock Option Plan" and "Description of Capital Stock--Warrants."

                               RISK FACTORS

  In addition to the other information contained in this Prospectus, risk factors should be considered carefully in evaluating an investment in the Common Stock. The risks of investing in the Common Stock relating to Brazil generally include the following factors: Economic Uncertainty; Political Uncertainty; Restrictions on Conversion and Remittances Abroad; and Potential Unenforceability of Civil Liabilities and Judgments. The risks of investing in the Common Stock relating to the Company include: Limited Operating History and Lack of Profitable Operations; Risks Associated with New Markets; Management of Growth; Government Regulation; Potential Conflicts of Interest; Minority Voting Position in License Company; Wireless Cable Transmission Issues; Competition; Dependence on Suppliers; Holding Company Structure and Dependence on Subsidiaries; Dependence on Key Personnel; Control by Principal Stockholders; Absence of Public Market; Shares Eligible for Future Sale; Dilution; and Antitakeover Provisions of the Company's Certificate of Incorporation and By-laws and the Delaware General Corporation Law. See "Risk Factors."

                  SUMMARY CONSOLIDATED FINANCIAL DATA(1)
       (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND MONTHLY REVENUE DATA)

                                                                 THREE MONTHS
                                                                     ENDED
                                     YEAR ENDED DECEMBER 31,       MARCH 31,
                                     --------------------------  --------------
                                      1993     1994      1995     1995    1996
                                     -------  -------  --------  ------  ------
STATEMENT OF OPERATIONS DATA:
Revenues...........................  $   287  $ 2,438  $ 11,404  $1,364  $5,852
Operating costs and expenses:
 System operating..................      196      773     2,957     413   1,583
 Selling, general and
  administrative...................      558    2,394     8,975   1,589   3,310
 Depreciation and amortization.....       43      365     2,049     236   1,098
                                     -------  -------  --------  ------  ------
  Total operating costs and
   expenses........................      797    3,532    13,981   2,238   5,991
                                     -------  -------  --------  ------  ------
Operating income (loss)............     (510)  (1,094)   (2,577)   (874)   (139)
Other income (expense).............       (6)   1,612       360     218    (320)
                                     -------  -------  --------  ------  ------
Net income (loss)..................  $  (516) $   518  $ (2,217) $ (656) $ (459)
                                     =======  =======  ========  ======  ======
Net income (loss) per share (2)....  $ (0.10) $  0.08  $  (0.27) $(0.08) $(0.06)
Shares and share equivalents, in
 thousands (2).....................    5,295    6,885     8,086   8,086   8,086
OTHER DATA:
EBITDA (3).........................  $  (467) $  (729) $   (216) $ (638) $  959
Number of subscribers at end of
 period............................    1,864    7,641    36,594  11,924  47,066
Average monthly revenue per
 subscriber (4)....................  $ 30.43   $34.13  $  40.00  $39.86  $40.45
Average monthly churn rate (5).....     0.37%    0.62%     0.63%   0.66%   0.62%
Number of operating systems at end
 of period.........................        1        1         3       3       3

                                                             MARCH 31, 1996
                                                         -----------------------
                                                         ACTUAL   AS ADJUSTED(6)
                                                         -------  --------------
BALANCE SHEET DATA:
Working capital (deficit)............................... $(2,720)    $21,855
Property, plant and equipment, net......................  22,802      22,802
Total assets............................................  29,355      53,930
Payables to affiliates--long-term.......................     200         200
Stockholders' equity....................................  14,587      39,162

- --------

(1) The Consolidated Financial Data includes (i) TV Filme Servicos on a historical basis and (ii) ITSA and its subsidiaries since May 1994 and the predecessor of ITSA on a historical basis, as though they have been a part of TV Filme, Inc. for all periods presented. See Note 1a to the Consolidated Financial Statements and "Business--Restructuring."

(2) Net income (loss) per share (after giving effect to the Restructuring) is calculated using the weighted average number of shares of stock outstanding during the period together with the number of shares issuable upon the exercise of options and warrants issued during the twelve months prior to the filing of this offering. The Company did not use the treasury stock method in computing the dilutive effect of the 1996 Warrants. See "Description of Capital Stock--Warrants."

(3) EBITDA is defined as operating income (loss) plus depreciation, amortization and non-cash compensation. While EBITDA should not be construed as a substitute for operating income (loss) or a better measure of liquidity than cash flow from operating activities, which are determined in accordance with United States GAAP, it is included herein to provide additional information regarding the ability of the Company to meet its capital expenditures, working capital requirements and any future debt service. EBITDA is not necessarily a measure of the Company's ability to fund its cash needs, because it does not include capital expenditures, which the Company expects to continue to be significant. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Overview."
(4) Average monthly revenue per subscriber is calculated by dividing subscription revenue for the month by the average number of subscribers for the month.
(5) Churn equals the ratio of disconnected subscribers to average monthly subscribers. The average monthly churn rate is the average of the churn rates for each month related to the periods presented.

(6) As adjusted to give effect to this offering, assuming an initial public offering price of $11.00 per share. See "Use of Proceeds."

  TV Filme, Inc. was incorporated in April 1996 in Delaware as a holding company for ITSA and its operating subsidiaries.

  The Company's principal executive offices are at SCS, Quadra 07-Bl.A, Ed. Executive Tower, Sala 601, 70.300-911 Brasilia-DF, Brazil, and its telephone number is 011-55-61-225-4766.

                                 RISK FACTORS

  In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock being offered hereby.

RISK FACTORS RELATING TO BRAZIL GENERALLY

  Economic Uncertainty. Brazil has experienced extremely high rates of inflation for many years. Inflation, as measured by the Getulio Vargas Foundation's General Index of Market Prices (the "IGPM Index"), was approximately 458% in 1991, 1,175% in 1992, 2,567% in 1993, 870% in 1994, 15%
in 1995 and 3% in the first three months of 1996. Inflation, government actions to combat inflation and public speculation about future actions have had significant negative effects on the Brazilian economy in general and have also contributed materially to economic uncertainty in Brazil. In periods of inflation, many of the Company's expenses tend to increase. Generally, in periods of inflation, a company is able to raise its prices to offset the rise in its expenses and may set prices for customers without government regulation. However, under Brazilian law designed to reduce inflation, the rates which the Company may charge to a particular subscriber may not be increased until the next 12-month anniversary of his subscription. Thus, the Company is less able to offset expense increases with revenue increases. Accordingly, inflation may have a material adverse effect on the Company's results of operations and financial condition.

  Beginning in 1994, the Brazilian government commenced the "Real Plan," an economic stabilization plan designed to reduce inflation by, among other things, reducing certain public expenditures, collecting debts owed to the Brazilian government, increasing tax revenues and continuing the national program of privatizing certain state-owned enterprises. On July 1, 1994, as part of the Real Plan, the Brazilian government introduced a new currency, the Real. There can be no assurance that the Real Plan will continue to be successful in controlling the level of inflation, that future governmental actions will not trigger an increase in inflation or that inflation will not have a material adverse effect on the Company's results of operations and financial condition.

  Brazil's rate of inflation and the government's actions to combat inflation have also affected the relationship of the value of Brazil's currency to the value of the U.S. dollar. Historically, Brazil's currency frequently had been devalued in relation to the U.S. dollar. However, after its introduction, the Real initially appreciated against the U.S. dollar. In an effort to address concerns about the possible overvaluation of the Real relative to the U.S. dollar, and in light of the economic upheaval in Mexico that resulted from the rapid devaluation of the Mexican peso, the Brazilian government in March 1995 introduced new exchange rate policies which establish a trading band for the Real against the U.S. dollar. This band has been adjusted frequently, and, as of March 31, 1996, was between .97 Real and 1.06 Real per U.S. dollar. From March 31, 1995 to March 31, 1996, the Real declined in value relative to the U.S. dollar by approximately 10%. There can be no assurance that the Real will not again be devalued relative to the U.S. dollar, or that the Real will not fluctuate significantly relative to the U.S. dollar. The Company collects substantially all of its revenues in Reals, but pays certain of its expenses, including a significant portion of its equipment costs and a portion of its programming costs, in U.S. dollars. In addition, equipment purchases currently are financed by irrevocable letters of credit for up to one year, although following consummation of this offering the Company may determine not to utilize such financing. To the extent the Real depreciates at a rate greater than the rate at which the Company raises prices, the value of the Company's revenues (as expressed in U.S. dollars) may fall. As the value of the Company's revenues fall, its ability to fund U.S. dollar-based expenditures also would decline. The Company does not currently seek to hedge exchange rate risks in the financial markets or otherwise, as it believes that the costs of such hedging outweigh the related risks. Accordingly, devaluation of the Real may have a material adverse effect on the Company's results of operations and financial condition.

  In addition, should any cash dividends and distributions with respect to shares of Common Stock be made (which dividends and distributions are not currently contemplated), such payments will be made in

U.S. dollars but will be funded by dividends or other payments from the Company's subsidiaries operating in Brazil. Consequently, the value of the Common Stock and the ability of the Company to fund any cash dividends or distributions may be affected by changes in the value of the Real relative to the U.S. dollar.

  Political Uncertainty. The Brazilian government often changes monetary, credit, tariff and other policies to influence the course of Brazil's economy. Such government actions have included wage and price controls as well as other measures, such as freezing bank accounts, imposing capital controls and inhibiting imports to and exports from the country. A primary objective of the Brazilian government in recent years has been to control government spending. Some progress has been made, but fiscal deficits remain high. Reducing the deficit is made more difficult by Brazil's Constitution, which requires the federal government to make substantial funds available to the state administrations, while limiting the federal government's ability to raise sufficient funds from taxes. Changes in policy involving, among other things, tariffs, exchange controls, regulatory policy and taxation, as well as events such as inflation, devaluation, social instability or other political, economic or diplomatic developments, could adversely affect the Brazilian economy and have a material adverse effect on the Company's results of operations and financial condition.

  The Brazilian political environment has been marked by high levels of uncertainty since Brazil returned to civilian rule in 1985 after twenty years of military government. The death of a President-elect in 1985 and the resignation of another President in 1992 in the midst of his impeachment trial, as well as frequent turnover at and immediately below the cabinet level, have contributed to delays in the adoption of coherent and sustained policies to confront the country's economic issues. Mr. Fernando Henrique Cardoso, Brazil's Finance Minister at the time of the implementation of the Real Plan, was elected President of Brazil in October 1994 and took office in January 1995. President Cardoso was elected by a coalition of political parties, and, as a result, his administration may be required to accept more compromises than if his party controlled the Brazilian legislature. In addition, the President is currently ineligible for re-election when his current term expires in 1998. President Cardoso has supported the Real Plan, the reduction of inflation, privatization measures and certain free-market policies. However, many political factions oppose certain of the administration's policies, and there can be no assurance that any of the administration's policies, including the Real Plan, will be supported by the legislature.

  Restrictions on Conversion and Remittances Abroad. The Brazilian government has the authority under current legislation to impose restrictions on the remittance abroad of foreign capital when a serious deficit in Brazil's balance of payments occurs, as it did for approximately six months in 1989 and early 1990, and on the conversion of Reals into foreign currencies. Such restrictions may hinder or prevent the Company's Brazilian subsidiaries from purchasing equipment that suppliers require to be paid for in U.S. dollars and from converting dividends or distributions paid or made by them into U.S. dollars and remitting U.S. dollars to the Company. Such restrictions could adversely affect the Company. The Company could be adversely affected by delays in, or a refusal to grant, any required Brazilian governmental approval for conversion of Real payments and remittances abroad in respect of such dividends or distributions.

  Potential Unenforceability of Civil Liabilities and Judgments. Certain of the directors and officers of the Company and certain experts named herein are non-residents of the United States, and all or a substantial portion of the assets of such persons are located outside of the United States. The Company's subsidiaries and substantially all of the Company's assets are located in Brazil. As a result, it may not be possible for investors to effect service of process within the United States upon such persons (unless an agent for service of process is duly appointed by them, in which case service of process effected under United States laws would be deemed valid by the Brazilian courts in the case of the confirmation of foreign judgments described below) or enforce in the United States against such persons or the subsidiaries judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of United States Federal securities laws. The Company has been advised by its Brazilian counsel, Tozzini, Freire, Teixeira e Silva Advogados, that a judgment of a United States court for civil liabilities predicated upon United States Federal securities laws may be enforced in Brazil against the Company, its directors, its officers and the experts named herein without reconsideration of the merits, upon confirmation of that judgment by the Brazilian Federal Supreme Court. That confirmation will occur if the foreign judgment (i) fulfills all formalities required for its enforceability under the laws of the United States, (ii) is issued by a competent court after service of process upon the Company, (iii) is not subject to appeal, (iv) is authenticated by a Brazilian consular office in the United States and (v) is not contrary to Brazilian national sovereignty, public policy or good morals. In addition, the Company has been advised by such Brazilian counsel that original actions in connection with this Prospectus and the Registration Statement of which this Prospectus is a part predicated solely on United States Federal securities laws may be brought in Brazilian courts. Furthermore, no assurance can be given that the confirmation process described above can be conducted in a timely manner or that a Brazilian court would enforce liabilities for violation of United States Federal securities laws.

RISK FACTORS RELATING TO THE COMPANY

  Limited Operating History; Lack of Profitable Operations. The Company's subsidiaries commenced operations in Brasilia in October 1990, in Goiania in January 1995 and in Belem in February 1995. Prospective investors, therefore, have limited historical financial information about the Company upon which to base an evaluation of the Company's performance and an investment in the Common Stock offered hereby. Since inception, the Company has sustained substantial operating losses, due primarily to start-up costs and charges for depreciation and amortization of capital expenditures to develop its wireless cable systems. The Company may continue to experience losses as it expands its existing systems and develops additional systems. There can be no assurance that the Company will be profitable or will generate positive cash flow in future years. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

  Risks Associated with New Markets. Applications have been made for the Company to operate wireless cable systems in an additional 19 markets, but there can be no assurance as to the grant of any such licenses or as to the timing of grants, if any. The Company also may seek to enter into operating agreements with subscription television license holders other than TV Filme Servicos or seek to acquire licenses granted to others, but there can be no assurance that the Company will be able to enter into any such operating agreements or consummate any such license acquisitions. The cost of purchasing licenses has increased substantially in recent years. The Company's ability to expand successfully through acquisitions depends on many factors, including the successful identification and acquisition of such systems and management's ability to integrate and operate the acquired businesses effectively. The Company may compete for new system opportunities with other companies that have significantly greater financial and managerial resources. The Company has no pending or probable acquisitions and there can be no assurance that the Company will be successful in launching or acquiring any new subscription television systems or that the Company will be able to integrate successfully any acquired systems into its current business and operations. The failure of the Company to launch or acquire new systems could impede its growth. The failure of the Company to integrate successfully acquired systems could have a material adverse effect on the Company's results of operations and financial condition.

  In order to finance further subscriber growth, capital expenditures and related expenses for additional system development and acquisitions, the Company may require additional funds in the future. To the extent that any future financing requirements are satisfied through the issuance of equity securities, investors may experience significant dilution. Furthermore, the amount and timing of the Company's future capital requirements will depend upon a number of factors, many of which are not within the Company's control, including the grant of new licenses, programming costs, capital costs, competitive conditions and the costs of any necessary implementation of technological innovations or alternative technologies. There can be no assurance that the Company's future capital requirements will be met or will not increase as a result of future acquisitions, if any. Failure to obtain any required additional financing could adversely affect the growth of the Company and, ultimately, could have a material adverse effect on the Company's results of operations and financial condition. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  Management of Growth. The Company is experiencing rapid growth, which could place a significant strain on its operational and personnel resources. The Company's growth will require it to continue to improve its operational and financial systems and to train, motivate and manage its employees. If management is unable to manage the Company's growth effectively, or if the productivity of its employees falls below expectations, it could have a material adverse effect on the Company's results of operations and financial condition.

  Government Regulation. Wireless cable systems transmit programming by wireless cable channels, the use of which is subject to licensing and regulation by the Ministry of Communications.

  The Ministry of Communications has proposed new regulations to govern the granting of licenses and the operation of wireless cable systems in Brazil (the "Proposed Regulations"), although there can be no assurance as to whether the Proposed Regulations will be implemented as currently drafted or at all, or as to the timing thereof. The effect of the Proposed Regulations on the licenses pursuant to which the Company operates its three operating systems is uncertain; however, the Company does not believe that the Proposed Regulations, as currently drafted, will have a material adverse effect on the Company's results of operations and financial condition. Under the Proposed Regulations, all licenses will be granted pursuant to a public bidding process. The Company is unable to predict what impact, if any, such public bidding will have on its ability to launch and operate new systems because many of the Company's potential competitors have greater financial resources than the Company and thus would be in a position to outbid the Company for additional licenses. Any new regulations could have a material adverse effect on the subscription television industry as a whole and on the Company in particular. See "Business--Regulatory Environment."

  Potential Conflicts of Interest. Under applicable provisions of Brazilian law currently in effect, a license to operate a wireless cable system in Brazil must be controlled by Brazilian nationals or entities controlled by Brazilian nationals. As a result of this offering, the Company will not be controlled by Brazilian nationals. TV Filme Servicos, a wholly owned subsidiary of ITSA, owns the licenses pursuant to which the Company currently conducts its business, and has made applications for license grants in an additional 19 markets. To comply with Brazilian law, prior to the consummation of this offering, the Company will effect the Restructuring pursuant to which voting control of TV Filme Servicos will be transferred to a newly formed company which will be controlled by certain existing stockholders of the Company, some of whom are executive officers and directors of the Company. See "Business--Restructuring." A potential conflict of interest may be deemed to exist by reason of the fact that these stockholders, executive officers and directors have an ownership interest in and voting control of TV Filme Servicos. The Company will continue to own 49% of the voting securities of TV Filme Servicos and 83% of the economic interests in TV Filme Servicos. The Company also will have a representative on the executive management team of TV Filme Servicos and may prohibit the sale, transfer or impairment of any license held by TV Filme Servicos. The Company will have the exclusive right to operate the licenses currently owned by TV Filme Servicos, as well as any additional licenses that TV Filme Servicos may obtain, pursuant to the terms of certain agreements to be entered into between the Company and TV Filme Servicos prior to the consummation of this offering. Any breach by TV Filme Servicos of any of its material obligations to the Company under any of these agreements could have a material adverse effect on the Company's results of operations and financial condition.

  Minority Voting Position in License Company. The Company will own 49% of the voting stock of TV Filme Servicos, which owns the licenses pursuant to which the Company currently conducts its business and which has made applications for license grants in an additional 19 markets. As a result of the Company's minority voting position in TV Filme Servicos, the Company will not be able to control the operations of TV Filme Servicos and its relationships with ITSA and the operating subsidiaries of the Company. The Company will enter into an operating agreement with ITSA and TV Filme Servicos which is intended to provide the Company with substantial protections concerning the ability of the Company and its subsidiaries to operate the licenses held by TV Filme Servicos. Any breach by TV Filme Servicos of any of its material obligations to the Company under such operating agreement could have a material adverse effect on the Company's results of operations and financial condition.

  Wireless Cable Transmission Issues. Reception of wireless cable programming generally requires a direct, unobstructed LOS from the Company's headend to the subscriber's antenna. Wireless cable service can also be received by use of signal repeaters. If the LOS is obstructed, the Company may not be able to supply service to certain potential subscribers or may be required to install additional signal repeaters. In addition to limitations resulting from terrain, in limited circumstances extremely adverse weather can damage transmission and receive-site antennas as well as other transmission equipment.

  Interference from other wireless cable systems can limit the ability of a wireless cable system to serve any particular point, just as interference from one television station limits the ability of a viewer to receive another television station signal broadcasting on the same frequency. Under current Ministry of Communications regulations, a wireless cable license holder is generally protected from interference within 25 kilometers, or approximately 15 miles, of the transmission site, and a prospective operator must demonstrate that its signal will not cause interference to the reception of other permitted channels. If it is not possible to avoid such interference, it may be necessary to negotiate interference agreements with the license holders of the stations. There can be no assurance that the Company will be able to enter into any such interference agreements on terms acceptable to the Company.

  Competition. TV Filme Servicos is the only entity licensed to operate wireless cable systems in Brasilia, Goiania and Belem. The Company provides service via 16 wireless cable channels in each such market and applications have been made for an additional 15 channels in such markets. There can be no assurance that the licenses will be so granted or that such licenses will not be granted to competitors. The Company's principal subscription television competitor in the city of Brasilia is NET Brasilia, a hardwire cable operator, which the Company believes had approximately 24,000 subscribers as of March 31, 1996. The Company's principal subscription television competitor in the city of Goiania is Multicanal, a hardwire cable operator, which the Company believes had approximately 22,000 subscribers as of March 31, 1996. There currently is no hardwire cable provider in the city of Belem. In addition to other wireless cable and hardwire cable operators, wireless cable systems face or may face competition from several other sources, such as direct-to-home satellite ("DTH") systems, direct broadcasting satellite ("DBS") systems, local off-air VHF/UHF channels, home videocassette recorders and out-of-home theaters. Legislative, regulatory and technological developments may result in additional and significant competition. Many actual and potential competitors have greater financial, marketing and other resources than the Company. No assurance can be given that the Company will be able to compete successfully. See "Business--Competition."

  Dependence on Suppliers. The Company is dependent on certain suppliers of its programming and equipment. The Company purchases substantially all of its programming from Tevecap and its subsidiaries pursuant to a contract expiring in 2004. Although the Company has no reason to believe that such contract will be canceled or will not be renewed upon its expiration in 2004, if such contract is canceled or not renewed, the Company will have to seek programming from other sources. There can be no assurance that other programming will be available to the Company on acceptable terms or at all or, if so available, that such programming will be acceptable to the Company's subscribers. Additionally, there can be no assurance that programming will be available to the Company in its pending application markets on acceptable terms. There also can be no assurance that Tevecap's and its subsidiaries' contracts with their individual program suppliers are or will remain exclusive, will not be canceled or will be renewed upon expiration. There can be no assurance that if Tevecap's contracts are canceled or not renewed, other programming will be available to Tevecap on acceptable terms or at all. See "Business-- Programming."

  The Company currently purchases decoders and antennas from a limited number of sources. The inability to obtain sufficient limited source components as required, or to develop alternative sources if and as required in the future, could result in delays or reductions in customer installations which, in turn, could have a material adverse effect on the results of operations and financial condition of the Company.

  Holding Company Structure and Dependence on Subsidiaries. The Company conducts its operations through its subsidiaries. Therefore, the primary internal sources of cash for the Company are its subsidiaries. The Company's ability to distribute dividends (which are not currently anticipated) will be dependent upon the earnings of its subsidiaries and the distribution of those earnings to, or upon loans or other payments of funds by those subsidiaries to, the Company. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts owed to creditors of the Company or to make any funds available therefor, whether by dividends, loans or other payments. In addition, the payment of dividends and the making of loans and advances to the Company, if any, by its subsidiaries
(i) may be subject to statutory restrictions, pursuant to which the subsidiaries may pay dividends only out of retained earnings, or contractual restrictions, (ii) are dependent upon the earnings of those subsidiaries and
(iii) are subject to various business considerations. See "--Risk Factors Relating to Brazil Generally--Restrictions on Conversion and Remittances Abroad" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

  Dependence on Key Personnel. The success of the Company depends in large part upon the abilities and continued service of its executive officers and other key employees and, in particular, of Hermano Studart Lins de Albuquerque, the Chief Executive Officer and Secretary and Carlos Andre Studart Lins de Albuquerque, the President, Chief Operating Officer and Treasurer. There can be no assurance that the Company will be able to retain the services of such officers and employees. The failure of the Company to retain the services of Messrs. Lins and other key personnel could have a material adverse effect on the Company's results of operations and financial condition. Prior to the consummation of this offering, the Company expects to enter into employment agreements, containing non-competition and non-solicitation provisions, with Messrs. Lins. The Company believes that its future success will depend, in part, on its ability to attract and retain highly talented managerial personnel. There can be no assurance that it will be able to attract and retain the personnel it requires on acceptable terms. See "Management--Executive Officers and Directors" and "--Employment Agreements."

  Control by Principal Stockholders. Upon completion of this offering, the existing stockholders of the Company will own or control approximately 74.5% of the Company's outstanding shares of Common Stock (approximately 71.7% if the Underwriters' over-allotment option is exercised in full) and, if acting in concert, will be able to continue to elect the Company's Board of Directors and take other corporate actions requiring stockholder approval, as well as dictate the direction and policies of the Company. Such concentration of ownership also could have the effect of delaying, deterring or preventing a change in control of the Company that might otherwise be beneficial to stockholders. See "Principal Stockholders" and "Underwriting."

  Absence of Public Market. Prior to this offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop or be sustained or that shares of Common Stock can be resold at or above the initial public offering price after this offering. The initial public offering price of the Common Stock will be established by negotiation between the Company and the representatives of the Underwriters (the "Representatives"). Such price should not, however, be considered indicative of the actual value of the Common Stock. See "Underwriting." Prices for the

Common Stock following this offering may be influenced by many factors, including the depth of the market for the Common Stock, investor perception of the Company, fluctuations in the Company's operating results and market conditions relating to Brazil and Latin America generally and conditions in the subscription television industry in Brazil and the United States. In addition, announcements concerning regulatory developments in Brazil and the United States and technological innovations in the subscription television industry may also affect the market price of the Common Stock. Period to period fluctuations in financial results and general market conditions could also have a significant impact on the Company's business and on the market price of the Common Stock. Future sales of, or announcements of an intention to sell, substantial amounts of Common Stock by existing stockholders could also adversely affect the prevailing price of the Common Stock. In addition, the stock market has experienced extreme price and volume fluctuations from time to time which may adversely affect the market price of the Common Stock. See "Description of Capital Stock," "Shares Eligible for Future Sale" and "Underwriting."

  Shares Eligible for Future Sale. Upon completion of this offering, the Company will have a total of 9,791,176 shares of Common Stock outstanding (10,166,176 shares, if the Underwriters' over-allotment option is exercised in full). Of these shares, the 2,500,000 shares offered hereby (2,875,000 shares, if the Underwriters' over-allotment option is exercised in full) will be freely transferable by persons other than affiliates of the Company without restriction or registration under the Securities Act. The remaining shares will be "restricted securities" as that term is defined by Rule 144 under the Securities Act and may not be sold other than pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from such registration requirement. Following this offering, sales of a substantial number of shares of Common Stock in the public market under Rule 144 or otherwise, or the perception that such sales could occur, could adversely affect the prevailing market price of the Common Stock. The Company has agreed not to issue any securities or file a registration statement under the Securities Act, subject to certain exceptions, for a period of 180 days following the date of this Prospectus without the prior written consent of Alex. Brown & Sons Incorporated. The Company, each of its executive officers and directors and certain of its securityholders have agreed not to offer, sell, pledge, contract or grant an option for the sale of or otherwise dispose of any shares of Common Stock or interest therein for a period of 180 days following the date of this Prospectus without the prior written consent of Alex. Brown & Sons Incorporated. In its discretion and at any time without notice, Alex. Brown & Sons Incorporated may release all or any portion of the shares subject to lock-up agreements. The Company intends to file a registration statement on Form S-8 under the Securities Act after the closing of this offering, covering the sale of shares reserved for issuance under the 1996 Stock Option Plan. As of the closing of this offering, there will be outstanding options to purchase a total of 407,000 shares of Common Stock and warrants to purchase a total of 794,764 shares of Common Stock. The Company has granted to its stockholders registration rights with respect to 7,291,176 shares of Common Stock. The Company has granted to its warrant holders registration rights with respect to 794,764 shares of Common Stock issuable upon the exercise of the 1996 Warrants. If the Company were to register any such shares, the sale of such shares or the announcement of such registration could have a material adverse effect on the Company's ability to raise capital. See "Shares Eligible for Future Sale," "Description of Capital Stock--Warrants," "Description of Capital Stock--Registration Rights" and "Underwriting."

  Dilution. The initial public offering price of the Common Stock will be substantially higher than the pro forma net tangible book value per share of Common Stock at March 31, 1996. Investors purchasing shares of Common Stock in this offering will incur immediate and substantial dilution. See "Dilution."

  Antitakeover Provisions of the Company's Certificate of Incorporation and By-laws and the DGCL. The Company's Certificate of Incorporation (the "Certificate of Incorporation") and By-laws (the "By-laws") and the Delaware General Corporation Law (the "DGCL") contain provisions which may have the effect of delaying, deterring or preventing a future takeover or change in control of the Company unless such takeover or change in control is approved by the Company's Board of Directors. Such provisions may also render the removal of directors and management more difficult. Specifically, the Certificate of Incorporation and By-laws provide for a classified Board of Directors serving staggered three-year terms, restrictions on who may call a special meeting of stockholders, a prohibition on stockholder action by written consent and certain advance notice requirements for stockholder nominations of candidates for election to the Board of Directors and certain other stockholder proposals. In addition, upon completion of this offering, the Certificate of Incorporation authorizes the Board of Directors to issue "blank check" preferred stock, without further action by the stockholders, on such terms and with such rights, preferences and designations as the Board of Directors may determine. Issuance of such preferred stock, depending upon the rights, preferences and designations thereof, may have the effect of delaying, deterring or preventing a change in control of the Company. While the Company has no present intention to issue shares of preferred stock, any issuance could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. The DGCL also contains provisions preventing certain stockholders from engaging in business combinations with the Company, subject to certain exceptions. See "Description of Capital Stock."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 2,500,000 shares of Common Stock offered hereby are estimated to be approximately $24,575,000, after deducting estimated underwriting discounts and offering expenses, assuming an initial public offering price of $11.00 per share.

  The Company intends to use approximately $16 million of such net proceeds to finance the expansion of the Company's current operating systems, approximately 75% of which is expected to be used to fund installation costs and the purchase of decoders and related equipment. The Company intends to use the remaining net proceeds to fund working capital needs, including the repayment of certain short-term borrowings from Abril S.A. and certain of its affiliates, and the launching or acquisition of new operating systems to the extent the Company obtains the right to operate or acquire such new systems. The Company has no pending or probable acquisitions, and in the event the Company does not obtain the right to operate or acquire new systems, the Company intends to use the remaining net proceeds to fund working capital needs and for other general corporate purposes. There can be no assurance that any of these proceeds will be available to make acquisitions.

  Pending application of the net proceeds of this offering as described above, the Company intends to invest such proceeds in United States government securities and investment grade, interest-bearing instruments, except for approximately $2.0 million, which will be invested in Brazilian money market instruments.

                                DIVIDEND POLICY

  The Company has never declared or paid any cash dividends on the Common Stock and does not presently intend to pay cash dividends on the Common Stock in the foreseeable future. The Company expects that earnings, if any, will be retained for the growth and development of the Company's business. In addition, the Company's ability to declare or pay cash dividends is affected by the ability of the Company's present and future subsidiaries to declare and pay dividends or otherwise transfer funds to the Company since the Company conducts its operations entirely through its subsidiaries. See "Risk Factors-- Risk Factors Relating to Brazil Generally--Restrictions on Conversion and Remittances Abroad."

  The Company, as a holding company, depends on the receipt of dividends and other cash payments from its operating subsidiaries in order to meet the Company's cash requirements. Such receipts are subject to statutory restrictions pursuant to which the subsidiaries may pay dividends only out of retained earnings.

                                CAPITALIZATION

  The following table sets forth the actual and as adjusted cash and cash equivalents and capitalization of the Company, on an unaudited basis, as of March 31, 1996. The actual amounts give effect to the Restructuring. In addition, as adjusted cash and cash equivalents and capitalization gives effect to the receipt of the estimated net proceeds from the sale of 2,500,000 shares of Common Stock offered hereby at an assumed initial public offering price of $11.00 per share, as described in "Use of Proceeds." This table should be read in conjunction with the Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus.

                                                             MARCH 31, 1996
                                                           --------------------
                                                           ACTUAL   AS ADJUSTED
                                                           -------  -----------
                                                             (IN THOUSANDS)
Cash and cash equivalents................................. $    24    $24,599
                                                           =======    =======
Payables to affiliate--long-term.......................... $   200    $   200
Stockholders' equity:
  Preferred Stock, $.01 par value; 1,000,000 shares
   authorized;
   no shares issued.......................................     --         --
  Common Stock, $.01 par value; 50,000,000 shares
   authorized and 7,291,176 shares issued and outstanding;
   9,791,176 shares issued and outstanding, as
   adjusted(1)............................................      73         98
  Additional paid-in capital..............................  17,210     41,760
  Accumulated deficit.....................................  (2,696)    (2,696)
                                                           -------    -------
    Total stockholders' equity............................  14,587     39,162
                                                           -------    -------
      Total capitalization................................ $14,787    $39,362
                                                           =======    =======

- --------

(1) Excludes (i) 936,432 shares of Common Stock reserved for issuance upon the exercise of stock options available for grant under the Company's 1996 Stock Option Plan pursuant to which options to purchase 407,000 shares of Common Stock shall be granted upon the consummation of this offering, 297,000 of which shall be exercisable at the initial public offering price and 110,000 of which shall be exercisable at $11.00 per share, and which generally shall vest 20% per year for five years beginning on the first anniversary of consummation of this offering and (ii) 794,764 shares of Common Stock issuable upon the exercise of the 1996 Warrants, all of which are currently exercisable at an exercise price of $6.52 per share. See "Management--Stock Options--1996 Stock Option Plan" and "Description of Capital Stock--Warrants."

                                   DILUTION

  The net tangible book value of the Common Stock (after giving effect to the Restructuring) at March 31, 1996, was approximately $13,752,000, or $1.89 per share. Net tangible book value per share represents the total amount of the Company's stockholders' equity, less intangible assets, divided by 7,291,176 shares of Common Stock outstanding as of March 31, 1996.

  Net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of Common Stock in this offering and the as adjusted net tangible book value per share of Common Stock immediately after completion of this offering. After giving effect to the sale of 2,500,000 shares of Common Stock offered hereby at an assumed offering price of $11.00 per share and the application of the estimated net proceeds therefrom, the pro forma net tangible book value at March 31, 1996 would have been $38,327,000 or $3.91 per share. This represents an immediate increase in net tangible book value of $2.02 per share to existing stockholders and an immediate dilution in net tangible book value of $7.09 per share to purchasers of Common Stock in this offering, as illustrated in the following table:

     Assumed public offering price per share......................        $11.00
       Net tangible book value per share at March 31, 1996........  $1.89
       Increase per share attributable to new investors...........   2.02
                                                                    -----
     As adjusted net tangible book value per share after this of-
      fering......................................................          3.91
                                                                          ------
     Net tangible book value dilution per share to new investors..        $ 7.09
                                                                          ======

  The following table sets forth, as of March 31, 1996, the difference between the existing stockholders and the purchasers of shares in this offering (at an assumed offering price of $11.00 per share) with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid and the average consideration paid per share:

                            SHARES PURCHASED  TOTAL CONSIDERATION
                            ----------------- ------------------- AVERAGE PRICE
                             NUMBER   PERCENT   AMOUNT    PERCENT   PER SHARE
                            --------- ------- ----------- ------- -------------
Existing stockholders(1)... 7,291,176   74.5% $17,283,000   38.6%    $ 2.37
New investors(1)........... 2,500,000   25.5   27,500,000   61.4      11.00
                            ---------  -----  -----------  -----
  Total.................... 9,791,176  100.0% $44,783,000  100.0%
                            =========  =====  ===========  =====

  The foregoing tables exclude (i) 936,432 shares of Common Stock reserved for issuance upon the exercise of stock options available for grant under the Company's 1996 Stock Option Plan pursuant to which options to purchase 407,000 shares of Common Stock shall be granted upon the consummation of this offering, 297,000 of which shall be exercisable at the initial public offering price and 110,000 of which shall be exercisable at $11.00 per share, and which shall generally vest 20% per year for five years beginning on the first anniversary of consummation of this offering and (ii) 794,764 shares of Common Stock issuable upon the exercise of the 1996 Warrants, all of which are currently exercisable at an exercise price of $6.52 per share. See "Management--Stock Options--1996 Stock Option Plan" and "Description of Capital Stock--Warrants."

                    SELECTED CONSOLIDATED FINANCIAL DATA(1)

  The selected consolidated balance sheet data as of December 31, 1994 and December 31, 1995 and the selected consolidated statement of operations data for each of the years ended December 31, 1993, 1994 and 1995 are derived from, and are qualified by reference to, the Consolidated Financial Statements, which have been audited by Ernst & Young Auditores Independents S.C., independent auditors, and which are included elsewhere in this Prospectus. The selected consolidated balance sheet data as of December 31, 1991, 1992 and 1993 and as of March 31, 1996, and the selected consolidated statement of operations data as of and for the years ended December 31, 1991 and 1992 and the three-month periods ended March 31, 1995 and 1996, are derived from unaudited financial statements and include all adjustments, consisting of normal recurring accruals, which the Company considers necessary for a fair presentation of the financial position and the results of operations for these periods. Results of operations for the three months ended March 31, 1996 are not necessarily indicative of operations for the full year. The Consolidated Financial Statements have been prepared in accordance with United States GAAP in U.S. dollars. For this purpose, amounts in Brazilian currency for all periods presented have been remeasured into U.S. dollars in accordance with the methodology set forth in SFAS No. 52 as it applies to entities operating in highly inflationary economies. Pursuant to SFAS No. 52, supplies, property, plant and equipment, intangibles and deferred installation fees and the related income statement accounts are remeasured at exchange rates in effect when the assets were acquired or the liabilities were incurred. All other assets and liabilities are remeasured at fiscal year end exchange rates, and all other income and expense items are remeasured at average exchange rates prevailing during the year. Remeasuring adjustments are included in net income
(loss) for the period. The data presented below should be read in conjunction with the Consolidated Financial Statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other information included elsewhere in this Prospectus.

                                                                                   THREE MONTHS
                                                                                       ENDED
                                       YEAR ENDED DECEMBER 31,                       MARCH 31,
                          ----------------------------------------------------  --------------------
                            1991       1992      1993       1994       1995       1995       1996
                          ---------  --------- ---------  --------  ----------  ---------  ---------
                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE
                                                AND MONTHLY REVENUE DATA)
STATEMENT OF OPERATIONS
 DATA:
Revenues................  $      35  $      69 $     287  $  2,438  $   11,404  $   1,364  $   5,852
Operating costs and ex-
 penses:
 System operating.......          9          7       196       773       2,957        413      1,583
 Selling, general and
  administrative........         24         38       558     2,394       8,975      1,589      3,310
 Depreciation and amor-
  tization..............          8         11        43       365       2,049        236      1,098
                          ---------  --------- ---------  --------  ----------  ---------  ---------
 Total operating costs
  and
  expenses..............         41         56       797     3,532      13,981      2,238      5,991
                          ---------  --------- ---------  --------  ----------  ---------  ---------
Operating income
 (loss).................         (6)        13      (510)   (1,094)     (2,577)      (874)      (139)
Other income (expense)..        --         --         (6)    1,612         360        218       (320)
                          ---------  --------- ---------  --------  ----------  ---------  ---------
Net income (loss).......  $      (6) $      13 $    (516) $    518  $   (2,217) $    (656) $    (459)
                          =========  ========= =========  ========  ==========  =========  =========
Net income (loss) per
 share(2)...............  $    0.00  $    0.00 $   (0.10) $   0.08  $    (0.27) $   (0.08) $   (0.06)
Shares and share
 equivalents, in
 thousands(2)...........      4,516      4,516     5,295     6,885       8,086      8,086      8,086
OTHER DATA:
EBITDA(3)...............  $       2  $      24 $    (467) $   (729) $     (216) $    (638) $     959
Number of subscribers at
 end of
 period.................         50        135     1,864     7,641      36,594     11,924     47,066
Average monthly revenue
 per
 subscriber(4)..........                       $   30.43  $  34.13  $    40.00  $   39.86  $   40.45
Average monthly churn
 rate(5)................                            0.37%     0.62%       0.63%      0.66%      0.62%
Number of operating sys-
 tems at end of period..          1          1         1         1           3          3          3

                                        AS OF DECEMBER 31,                   AS OF
                          -----------------------------------------------  MARCH 31,
                            1991     1992      1993      1994     1995       1996
                          -------- --------- --------- -------- ---------  ---------
                                           (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Working capital (defi-
 cit)...................  $      7       --  $     279 $  3,204 $  (6,230) $  (2,720)
Property, plant and
 equipment, net.........        67 $      86       895    4,182    18,870     22,802
Total assets............        74        87     1,795   10,008    23,683     29,355
Payables to affiliates--
 long-term..............       --        --        --       600       400        200
Stockholders' equity....        73        86       982    6,500     7,895     14,587

- --------

(1) The Consolidated Financial Data includes (i) TV Filme Servicos on a historical basis and (ii) ITSA and its subsidiaries since May 1994 and the predecessor of ITSA on a historical basis, as though they have been part of TV Filme, Inc. for all periods presented. See Note 1a to Consolidated Financial Statements and "Business--Restructuring."

(2) Net income (loss) per share (after giving effect to the Restructuring) is calculated using the weighted average number of shares of stock outstanding during the period together with the number of shares issuable upon the exercise of options and warrants issued during the twelve months prior to the filing of this offering. The Company did not use the treasury stock method in computing the dilutive effect of the 1996 Warrants. See "Description of Capital Stock--Warrants."

(3) EBITDA is defined as operating income (loss) plus depreciation, amortization and non-cash compensation. While EBITDA should not be construed as a substitute for operating income (loss) or a better measure of liquidity than cash flow from operating activities, which are determined in accordance with United States GAAP, it is included herein to provide additional information regarding the ability of the Company to meet its capital expenditures, working capital requirements and any future debt service. EBITDA is not necessarily a measure of the Company's ability to fund its cash needs, because it does not include capital expenditures, which the Company expects to continue to be significant. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Overview."
(4) Average monthly revenue per subscriber is calculated by dividing subscription revenue for the month by the average number of subscribers for the month.
(5) Churn equals the ratio of disconnected subscribers to average monthly subscribers. The average monthly churn rate is the average of the churn rates for each month related to the periods presented.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

  This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. The following discussion should be read in conjunction with the Consolidated Financial Statements including the notes thereto included elsewhere in this Prospectus. See "Index to Consolidated Financial Statements."

OVERVIEW

  The Company develops, owns and operates subscription television systems in mid-sized markets in Brazil. The Company has established wireless cable operating systems in the cities of Brasilia, Goiania and Belem, which together encompass approximately 1,215,000 households, an estimated 1,054,000 of which can be served by the LOS transmission utilized by the Company's wireless cable systems. Applications have been made for the Company to operate wireless cable systems in an additional 19 markets in Brazil having an aggregate population of approximately 9,000,000 and encompassing approximately 2,000,000 households. Since the beginning of 1993, the Company has experienced substantial subscriber growth, increasing from 135 subscribers to 47,066 subscribers as of March 31, 1996 and more than 55,000 subscribers as of May 31, 1996.

  Historically, the Company has generated operating losses, which may increase to the extent that operations of additional systems are commenced or acquired, although the Company has no pending or probable acquisitions. As the Company continues to develop systems, positive EBITDA/1/ from more developed systems is expected to be partially or completely offset by negative EBITDA from less developed systems and from development costs associated with establishing new systems. This trend is expected to continue until the Company has a sufficiently large subscriber base to absorb operating and development costs of new systems. There can be no assurance that the Company will be able to achieve or sustain net income in the future. The Company's Brasilia System became EBITDA positive in the third quarter of 1994, when it had approximately 5,000 subscribers, and generated EBITDA of $1,410,000 and operating income of $747,000 for the three months ended March 31, 1996.

  Each of the Company's systems has required an initial capital investment of approximately $1,000,000 to $1,500,000 to build and install a transmission tower, headend facilities and other equipment. These costs are generally depreciated over ten years. In addition, each new subscriber requires an average incremental investment of approximately $450, which includes the cost of a decoder box, installation labor and materials, other equipment and supplies, marketing and selling costs. The Company capitalizes installation costs, including installation labor, decoders and other direct costs, and depreciates these costs over five years. The Company charges new subscribers installation fees ranging from $80 and $250, depending on factors which include the subscriber's access to other forms of subscription television and whether the installation is the first installation in a building. The Company defers installation fees, net of direct selling expenses, and recognizes these fees as revenues ratably over a five-year period.

  The Company's substantial subscriber growth has resulted from the addition of subscribers in Brasilia and from the introduction of operating systems in Goiania and Belem. Television subscription revenues primarily consist of monthly fees paid by subscribers for the programming package as well as installation fees recognized for the period. System operating expenses include programming costs, a portion of costs
- --------

/1/ EBITDA is defined as operating income (loss) plus depreciation, amortization and non-cash compensation. EBITDA is a commonly used measure of performance in the subscription television industry. While EBITDA should not be construed as a substitute for operating income (loss) or a better measure of liquidity than cash flow from operating activities, which are determined in accordance with United States GAAP, it is included herein to provide additional information regarding the ability of the Company to meet capital expenditures, working capital requirements and any future debt service. EBITDA is not necessarily a measure of the Company's ability to fund its cash needs because it does not include capital expenditures, which the Company expects to continue to be significant.

of compensation and benefits for the Company's employees, vehicle rental costs, transmitter site rentals, repair and maintenance expenditures and service call costs. Depreciation and amortization expenses consist primarily of depreciation of decoder boxes, headend facilities and installation costs.

  The development of a new system requires significant expenditures, a substantial portion of which are incurred before the realization of revenues. These expenditures, together with the associated early operating expenses, result in negative cash flow until an adequate revenue generating subscriber base is established. As the subscriber base increases, revenue, as well as certain costs such as programming costs, generally increase while other costs, such as tower rental and related maintenance costs, remain constant or increase at proportionately lower levels. Accordingly, although costs increase in the aggregate as the subscriber base grows, the average costs per subscriber generally decrease and operating margins generally increase.

  The Company seeks to minimize subscriber churn, which the Company defines as the total number of customers whose services are terminated during a period as a percentage of the average number of subscribers for the period. For the year ended December 31, 1995, the Company's average monthly churn was approximately 0.66%, and for the three months ended March 31, 1996, the Company's average monthly churn was approximately 0.62%.

  The Company, as a holding company, depends on the receipt of dividends and other cash payments from its operating subsidiaries in order to meet the Company's cash requirements. Such receipts are subject to statutory restrictions pursuant to which the subsidiaries may pay dividends only out of retained earnings.

  Although the Company's financial statements are presented pursuant to United States GAAP in U.S. dollars, the Company's transactions are consummated in both Reals and U.S. dollars. Inflation and devaluation in Brazil have had, and may continue to have, substantial effects on the Company's results of operations and financial condition. The Company does not seek to hedge currency risks in the financial markets or otherwise. See "--Inflation and Exchange Rates," "Risk Factors--Risk Factors Relating to Brazil Generally" and "Brazil--Effects of Inflation and Currency Exchange Fluctuations."

RESULTS OF OPERATIONS

  The following discussion should be read in conjunction with the Consolidated Financial Statements and notes thereto and the other financial information appearing elsewhere in this Prospectus.

  Selected Operating Data. The following table sets forth certain expense and other data derived from the Consolidated Financial Statements as a percentage of the Company's revenues for each period presented:

                                                              THREE MONTHS
                                                                  ENDED
                               YEAR ENDED DECEMBER 31,          MARCH 31,
                               ----------------------------   ---------------
                                 1993      1994      1995      1995     1996
                               --------   -------   -------   ------   ------
STATEMENT OF OPERATIONS DATA:
Revenues......................    100.0 %   100.0 %   100.0 %  100.0 %  100.0 %
Operating costs and expenses:
  System operating............     68.3      31.7      25.9     30.3     27.0
  Selling, general and admin-
   istrative..................    194.4      98.2      78.7    116.5     56.6
  Depreciation and amortiza-
   tion.......................     15.0      15.0      18.0     17.3     18.8
                               --------   -------   -------   ------   ------
    Total operating costs and
     expenses.................    277.7     144.9     122.6    164.1    102.4
                               --------   -------   -------   ------   ------
Operating income (loss).......   (177.7)    (44.9)    (22.6)   (64.1)    (2.4)
Other income (expense)........     (2.1)     66.1       3.2     16.0     (5.4)
                               --------   -------   -------   ------   ------
Net income (loss).............   (179.8)%    21.2%    (19.4)%  (48.1)%   (7.8)%
                               ========   =======   =======   ======   ======

  Revenues. The revenue increase from 1993 to 1994 of $2.2 million was primarily due to an increase in the number of subscribers in the Brasilia System, from 1,864 at the end of 1993 to 7,641 at the end of 1994. In addition, the average monthly revenue per subscriber increased from $30.43 in 1993 to $34.13 in 1994. The increase in revenues from 1994 to 1995 of $9.0 million was primarily due to an increase in the number of subscribers in the Brasilia System, from 7,641 at the end of 1994 to 25,385 at the end of 1995, and to the launch of two new operating systems in Goiania and Belem, which had an aggregate of 11,209 subscribers at the end of 1995. Additionally, aggregate installation fees recognized increased by $1.4 million from 1994 to 1995. The average monthly revenue per subscriber increased due to an increase in subscription fees implemented during 1995. Revenues increased by $4.5 million from the three months ended March 31, 1995 to the three months ended March 31, 1996, primarily due to an aggregate increase of 35,142 in the number of subscribers in the Brasilia, Goiania and Belem Systems. The average monthly revenue per subscriber increased to $40.45 for the three months ended March 31, 1996.

  System Operating Expenses. The increase in system operating expenses from 1993 to 1994 of $0.6 million was primarily due to an increase of approximately $0.3 million in compensation and benefits, primarily to employees in the customer service and engineering departments, net of capitalized installation costs, and to an increase in programming expenses of $0.2 million. The increase in system operating expenses from 1994 to 1995 of $2.2 million was due to an increase in programming expenses of $1.2 million and to an increase in compensation and benefits, primarily to employees in the customer service and engineering departments, net of capitalized installation costs, of $0.5 million. The increase in system operating expenses from the three months ended March 31, 1995 to the three months ended March 31, 1996 of $1.2 million was primarily due to an increase in programming expenses of $1.1 million and an increase in compensation and benefits of $0.1 million, primarily to employees in the customer service and engineering departments. From 1993 through the three months ended March 31, 1996, programming expenses were affected by the increase in the number of subscribers over the period, since programming expenses are charged on a per subscriber basis, but this increase was mitigated by decreasing costs per subscriber due to volume discounts. Additionally, the Company received discounts from list prices on TVA programming from July 1993 through October 1995 which amounted to $28,000, $340,000 and $539,000 in 1993, 1994 and 1995, respectively. Such discounts are not expected to recur.

  Selling, General and Administrative Costs. From 1993 to 1994, selling, general and administrative expenses ("SG&A") increased by $1.8 million, including an increase in compensation and benefits of $0.8 million, primarily to employees in the sales department, and an increase in advertising expenses of $0.2 million. However, from 1993 to 1994, SG&A decreased as a percentage of revenues from 194.4% to 98.2%. From 1994 to 1995, SG&A increased by $6.6 million, but decreased to 78.7% of 1995 revenues. During 1995, compensation and benefits increased by $3.6 million, primarily to employees in the sales department and senior management, advertising increased by $0.5 million and there was non-cash compensation expense in 1995 of $0.3 million in connection with a grant of stock options. SG&A increased by $1.7 million from the three months ended March 31, 1995 to the three months ended March 31, 1996, but as a percentage of revenues decreased to 56.6%. The Company believes that as revenues rise, SG&A as a percentage of revenues should generally decrease in the future. Compensation and benefits increased by $1.0 million, primarily to employees in the sales department, and advertising increased by $0.2 million from the three months ended March 31, 1995 to the three months ended March 31, 1996. From 1993 through the three months ended March 31, 1996, compensation and benefits increases were primarily the result of an increased number of employees, primarily in the sales department, to service the Company's expanded subscriber base, including the expansion into the Goiania and Belem markets, and to a lesser extent, an increase in average wages.

  Depreciation and Amortization. Since inception, the Company's direct costs of obtaining subscribers generally have exceeded installation revenue. These costs are capitalized and depreciated over a five year period. Depreciation and amortization expense increased from 1993 to 1994 by $0.3 million due to an increase in the number of subscribers in the Brasilia System. The increase in depreciation and amortization expense from 1994 to 1995 of $1.7 million was primarily due to an increase in the number of subscribers in the Brasilia System and the launch of two new operating systems in Goiania and Belem. The increase in depreciation and amortization expense from the three month period ended March 31, 1995 to the three month period ended March 31, 1996 of $0.9 million was due to increases in the number of subscribers in each of the three operating systems.

  Operating Income (Loss). Operating loss increased from 1993 to 1994 and from 1994 to 1995 primarily due to increases in expenses in connection with the development of the Company's business, as explained above. For the three month period ended March 31, 1996, the Company generated an operating loss of $0.1 million. The Company expects to generate operating losses as it expands its existing systems and develops additional systems.

  Other Income (Expense). Interest expense for 1993 and 1994 was insignificant. Interest expense increased in 1995 as a result of short-term borrowings from Abril S.A. and certain of its affiliates of approximately $1.7 million incurred by the Company to finance the development and launch of the Goiania System and the Belem System and to support an increase in the number of subscribers. Interest income for 1993 was insignificant. Interest income during 1994 was generated by the short-term investment of the proceeds of a $5.0 million private placement in 1994. In 1995, interest income was generated by cash on hand at the beginning of 1995 and the short-term investment of the proceeds of a $3.3 million private placement in 1995. Interest expense increased from the three month period ended March 31, 1995 to the three month period ended March 31, 1996 because the Company entered into a short-term borrowing arrangement with Abril S.A. and certain of its affiliates in the first quarter of 1996 at an interest rate of the Brazilian interbank rate plus 0.8%, which ranged from 2.18% to 3.16% per month during such quarter. The Company does not expect such borrowing arrangements to continue upon consummation of this offering.

  Exchange and translation gains have arisen primarily as a result of short-term investments denominated in Reals, and to a lesser extent from the translation of financial statements from Reals to U.S. dollars in accordance with SFAS 52, with the U.S. dollar as the functional currency. These amounts can fluctuate significantly as a result of changes in the exchange rate of the Real relative to the U.S. dollar. Such gain (loss) was insignificant in fiscal 1995. In fiscal 1994, the Company realized a currency gain of

$0.6 million attributable, in part, to implementation of the Real Plan. See "Risk Factors--Risk Factors Relating to Brazil Generally--Economic Uncertainty" and "Brazil--Brazilian Economic Environment."

  Income Taxes. At December 31, 1995, the Company had $5.2 million of net operating loss carryforwards. Under Brazilian law, the carryforward period for net operating losses is unlimited. Use of these losses, however, is limited to 30% of taxable income in a tax period. The Company has not recorded a tax benefit for any period. The Company's net deferred tax assets have been entirely offset by a valuation allowance, and the Company expects to generate operating losses for the foreseeable future. Effective January 1, 1996, Brazilian effective tax rates declined from approximately 48% to approximately 30.5%.

  Net Income (Loss). As explained above, net loss in the periods presented, other than 1994, is primarily attributable to the significant expenses incurred in connection with the development of the Company's business. Net income in 1994 was due to interest income and exchange gains which were greater than operating losses.

  Quarterly Results. The following table sets forth summary historical information on a quarterly basis for the Company as a whole and for the Brasilia System for the respective periods presented below. Summary information for the Brasilia System is presented because it represents the Company's largest operation at the time of this offering.

                                                       QUARTER ENDED
                         ----------------------------------------------------------------------------
                         3/31/94 6/30/94 9/30/94 12/31/94 3/31/95  6/30/95  9/30/95  12/31/95 3/31/96
                         ------- ------- ------- -------- -------  -------  -------  -------- -------
                                               (DOLLAR AMOUNTS IN THOUSANDS)
COMPANY
Subscribers.............  3,223   4,480   5,796    7,641  11,924   19,009   27,024    36,594  47,066
Revenues................  $ 249   $ 457   $ 732   $1,000  $1,364   $2,149   $3,222    $4,669  $5,852
Operating Income
 (Loss).................  $(161)  $(176)  $(217)  $ (540) $ (874)  $ (668)  $ (523)   $ (512) $ (139)
EBITDA..................  $(107)  $(109)  $(109)  $ (404) $ (638)  $ (306)  $  388    $  340  $  959
Net income..............  $(154)  $(131)  $ 768   $   35  $ (656)  $ (619)  $ (531)   $ (411) $ (459)
BRASILIA SYSTEM
Subscribers.............  3,223   4,480   5,796    7,641  10,300   14,357   19,331    25,385  32,139
Revenues................  $ 249   $ 457   $ 732   $1,000  $1,202   $1,614   $2,323    $3,167  $3,910
Operating Income
 (Loss).................  $(161)  $(146)  $ (93)  $  (23) $  105   $   43   $  518    $  411  $  747
EBITDA..................  $(107)  $ (83)  $  12   $  114  $  300   $  307   $  889    $  935  $1,410

  The Company's growth has resulted from expansion of the Brasilia System's subscriber base, the launch of the Goiania System and Belem System in January 1995 and February 1995, respectively, and the expansion of such systems. The Brasilia System has grown substantially since its full launch and associated expansion of programming offerings from four to eight channels in February 1994 and the subsequent expansion to 16 channels in November 1994. The Brasilia System's growth accelerated with the introduction of additional channels, with its quarterly revenues increasing from approximately $249,000 in the quarter ended March 31, 1994 to approximately $3,910,000 in the quarter ended March 31, 1996. On August 19, 1995, the Company increased its monthly subscription fees from approximately $40 to $45. This price increase was effective for (i) all subscribers who began subscribing for the Company's services after such date and (ii) all existing subscribers on the next 12-month anniversary of their respective subscriptions. See "Risk Factors--Risk Factors Relating to Brazil Generally--Economic Uncertainty" for a discussion of rate increases within a 12 month period. The Company's relatively fixed transmission costs, declining marginal costs per subscriber and subscriber growth were the primary factors causing (i) EBITDA in the Brasilia System to increase from a negative EBITDA of approximately $107,000 to a positive EBITDA of approximately $1,410,000 during these same periods and (ii) operating income (loss) in the Brasilia System to increase from an operating loss of approximately $161,000 to operating income of approximately $747,000 during these same periods.

LIQUIDITY AND CAPITAL RESOURCES

  The subscription television business is a capital intensive business. The Company made capital expenditures of approximately $3.6 million in 1994, $16.6 million in 1995 and $5.0 million in the three months ended March 31, 1996. Such expenditures were financed principally through equity offerings. The Company raised an aggregate of $16,751,000 through a series of private equity placements in 1993, 1994, 1995 and 1996 in the respective amounts of $1,300,000, $5,000,000, $3,300,000 and $7,151,000,
to Tevecap, Warburg, Pincus and certain other investors. See "Business-- Background." To a lesser extent, working capital requirements have been met by vendor financing, some of which has been supported by irrevocable letters of credit guaranteed by Abril S.A. (the majority shareholder of Tevecap, a shareholder of the Company) and certain of its affiliates. The Company purchases a majority of its customer service equipment on terms which require payment within 360 days of shipment, which financing arrangements are supported by irrevocable letters of credit. Such vendor financing allows the Company to finance many of its capital needs and has reduced the Company's need for additional equity or debt capital. The Company believes that its reliance on vendor financing will be reduced after consummation of this offering. Working capital requirements have also been met by borrowings from Abril S.A. and certain of its affiliates. No such borrowings were outstanding as of March 31, 1996. As of March 31, 1996, $6.4 million was outstanding under letters of credit with maturities ranging from 30 days to 360 days, of which $5.3 million was guaranteed by Abril S.A. and certain of its affiliates. As of March 31, 1996, the Company had a $2.0 million line of credit with a commercial bank, of which $1.9 million was available on such date. The Company has since increased this line of credit facility to $5.0 million. The Company believes that lines of credit, additional vendor financing and other credit facilities will be available on terms acceptable to it upon completion of this offering. The Company had negative working capital at December 31, 1995 and March 31, 1996 in the amounts of $6,230,000 and $2,720,000, respectively, primarily as a result of capital expenditures. Net cash provided by operating activities for the years ended December 31, 1994 and 1995 was $1,817,000 and $8,201,000, respectively. Net cash provided by operating activities for the three months ended March 31, 1996 declined to $9,000 primarily as a result of increases in accounts receivable and supplies.

  For the last three quarters of 1996, the Company anticipates that its aggregate capital expenditures in its existing operating markets will be approximately $16 million, comprised primarily of subscriber installation equipment. The Company believes that the proceeds of this offering, together with internally generated funds and vendor financing, will be sufficient to fund its cash requirements and anticipated capital expenditures in its existing operating markets for at least the next 12 months. In the longer term, the Company's liquidity needs are subject to a variety of factors, including launching or acquiring new systems, increasing existing channel offerings, implementing alternative technologies and offering additional communications services. There can be no assurance that the Company will be able to meet its liquidity needs in the longer term. See "Risk Factors--Risk Factors Relating to the Company--Risks Associated with New Markets."

  In addition to expanding its subscriber base in its existing systems, the Company is seeking to launch additional systems, and applications have been made for the Company to operate wireless cable systems in an additional 19 markets. From January 1, 1994 to March 31, 1996, the Company expended approximately $25 million to construct and operate its three operating systems. Based on current market and operating conditions, the Company estimates that the cost of launching any additional operating system after the granting of a new license would range from approximately $5.0 million to $8.0 million, including construction of a headend facility, subscriber-related capital costs and funding initial development costs and operating losses, depending on factors particular to each such market. The Company's operation of new systems will require substantial amounts of capital for the construction of additional transmission and headend facilities, signal repeaters and related equipment purchases, marketing, the installation of equipment at subscribers' locations, the development and establishment of administrative and regional offices, the funding of start-up losses and other working capital requirements. The Company also from time to time may selectively pursue the acquisition of additional subscription television systems, although it currently has no plan or proposal with respect to any acquisitions. In addition, applications have been made to expand the licenses in Brasilia, Goiania and Belem by adding 15 additional channels in each market. Finally, the Company may implement alternative technologies in the future, although it has no current plan or intention to do so. If such new systems are launched, acquisitions are consummated, existing channel offerings are increased or alternative technologies are implemented, substantial additional funds may be required. The Company intends to fund such future cash requirements through the issuance of additional debt and/or equity capital, joint ventures or other arrangements. There can be no assurance that the Company will be able to obtain such debt or equity capital on satisfactory terms, or at all, to meet its future financing needs. See "Risk Factors--Risk Factors Relating to the Company--Risks Associated with New Markets."

INFLATION AND EXCHANGE RATES

  Inflation and exchange rate variations have had, and may continue to have, substantial effects on the Company's results of operations and financial condition. In periods of inflation, many of the Company's expenses will tend to increase. Generally, in periods of inflation, a company is able to raise its prices to offset the rise in its expenses and may set prices for customers without government regulation. However, under Brazilian law designed to reduce inflation, the rates which the Company may charge to a particular subscriber may not be increased until the next 12-month anniversary of his subscription. Thus, the Company is less able to offset expense increases with revenue increases. Accordingly, inflation may have a material adverse effect on the Company's results of operations and financial condition.

  Generally, the effects of inflation in Brazil have been offset in part by devaluation of the Brazilian currency relative to the U.S. dollar. Devaluation of the Real may also have an adverse effect on the Company. The Company collects substantially all of its revenues in Reals, but pays certain of its expenses, including a significant portion of its equipment costs and a portion of its programming costs, in U.S. dollars. In addition, equipment purchases currently are financed by irrevocable letters of credit for up to one year, although following consummation of this offering the Company may determine not to utilize such financing. To the extent the Real depreciates at a rate greater than the rate at which the Company raises prices, the value of the Company's revenues (as expressed in U.S. dollars) may fall. As the value of the Company's revenues fall, its ability to fund U.S. dollar-based expenditures also will decline. The Company does not currently seek to hedge exchange rate risks in the financial markets or otherwise, as it believes that the costs of such hedging outweigh the related risks. Accordingly, devaluation of the Real may have a material adverse effect on the Company's results of operations and financial condition.

                                   BUSINESS

BRAZILIAN SUBSCRIPTION TELEVISION INDUSTRY

  The subscription television industry in Brazil began in 1989. In contrast to the United States, the Brazilian hardwire cable industry and wireless cable industry began developing concurrently. By March 31, 1996, 103 hardwire cable licenses and 12 wireless cable licenses had been issued by the Ministry of Communications. The Company believes that as of March 31, 1996, fewer than 10% of Brazilian homes were passed by hardwire cable as compared to over 90% in the United States. As of December 1994, Brazil had an estimated 34,500,000 television households, making it the largest television market in South America, representing approximately 50% of total South American television households. The Company believes that as of March 1996, Brazil had approximately 1,250,000 subscription television subscribers, representing less than 5% penetration of total television households in Brazil. The Ministry of Communications has forecast that there will be 16,500,000 subscription television subscribers in Brazil by the year 2003.

  Brazilian households watch an average of 6.5 hours of television per day, as compared to 6.9 hours watched by the average United States household. Viewing preferences range from Portuguese language "novelas" (soap operas) to United States movies and sports. The second language of many Brazilians is English, and United States culture generally, and United States films, shows and sports in particular, are popular with Brazilians. The program market for subscription television is dominated by Brazil's two largest media conglomerates, Abril S.A. and the Globo Organization. Both groups offer program packages including a movie channel, a sports channel, a news channel, United States prime time network shows and cartoons. In general, much of the Brazilian programming transmitted by subscription television systems, such as HBO Brazil, ESPN International and MTV Latino, is based on formats found in the United States. In addition, there are programming packages which include channels directly from the United States, such as Warner, Sony and Superstation, as well as packages from Europe and South America.

COMPANY BACKGROUND

  The Company's predecessor was founded in 1989 by members of the Company's senior management team. In September 1989, the Company was granted a license to operate a wireless cable system in Brasilia, the capital of Brazil, and commenced operations in 1990 with a one channel offering. The Company raised an aggregate of $16,751,000 through a series of private equity placements in 1993, 1994, 1995 and 1996 in the respective amounts of $1,300,000, $5,000,000
$3,300,000 and $7,151,000, with Tevecap (a subsidiary of Abril S.A.), Warburg, Pincus and certain other investors. With the proceeds from the private placements, the Company expanded its subscriber base, increased the channel offerings in Brasilia and launched new wireless cable systems in Goiania and Belem. Licenses to operate the Goiania and Belem Systems were acquired in 1994 from TVA. The Company has exclusive rights to TVA programming via wireless and hardwire cable in areas where the Company currently operates.

  Abril S.A. is Brazil's largest magazine publishing company in terms of circulation. As of October 1995, it had one of the largest printing and binding plants in Latin America, was a leading publisher of telephone directories in Brazil and was one of the largest distributors of magazines in the country. Abril S.A. also distributes Disney, Touchstone and 20th Century Fox videotape cassette movies in Brazil, in addition to producing its own video cassette movies.

  TV Filme Servicos is the only entity licensed to operate a wireless cable system in Brasilia, Goiania and Belem. The Company provides service via 16 wireless cable channels in each such market. The Brasilia System also offers six local off-air VHF/UHF channels, and the Goiania and Belem Systems offer five such channels. Additionally, applications have been made for an additional 15 wireless cable channels in such markets. There can be no assurance that the licenses will be so granted or that such licenses will not be granted to competitors. In addition, applications have been made for the Company to operate licenses in an additional 19 markets in Brazil. There can be no assurance that the Company will be granted any license expansions or will be able to operate any new systems through new licenses.

RESTRUCTURING

  As of the date hereof, all of the outstanding stock of ITSA is owned by investors in the United States and Brazil (the "Existing Stockholders"), including those persons owning proportionately the equity interests listed under "Principal Stockholders" herein. Such equity interests are currently held in the form of common and preferred stock, together with warrants, in ITSA. Prior to consummation of this offering, the Existing Stockholders will exchange their outstanding shares of common and preferred stock of ITSA for proportionate interests in the Common Stock of TV Filme, Inc., and will exchange their warrants in ITSA for proportionate warrants in TV Filme, Inc. The information set forth in "Principal Stockholders" gives effect to such exchange. As a result of the foregoing, upon consummation of this offering, ITSA will be a wholly-owned subsidiary of TV Filme, Inc.

  ITSA currently has three wholly-owned subsidiaries: TV Filme Servicos, TV Filme Goiania and TV Filme Belem. TV Filme Servicos currently owns and operates the Brasilia System and holds the licenses granted by the Ministry of Communications to operate the Company's wireless cable systems in Brasilia, Goiania and Belem. Brazilian law (the "Ownership Law") requires that a majority of the voting stock of an entity which holds a wireless cable license must be owned by Brazilians, and in order to comply with such requirement, prior to consummation of this offering, 51% of the voting stock of TV Filme Servicos will be transferred to an entity organized in Brazil, substantially all of which will be owned by those Existing Stockholders who are Brazilian nationals, namely Tevecap S.A., Mrs. Maria Nise Lins, Mr. Hermano Lins, Mr. Carlos Andre Lins, Mr. Joseph Wallach and Ms. Maria Veronica Lins. ITSA will retain 49% of the voting stock and 83% of the economic interests in TV Filme Servicos. In connection with such transfer, the operating assets of the Brasilia System will be transferred from TV Filme Servicos to TV Filme Brasilia, which, when formed, will be a wholly-owned subsidiary of ITSA. TV Filme Servicos will enter in various agreements with ITSA and its subsidiaries pursuant to which, among other things, TV Filme Servicos will (i) authorize ITSA's subsidiaries to operate the existing wireless cable systems under its current licenses, (ii) agree to diligently pursue the pending applications for licenses in an additional 19 markets and the expansion of the licensed number of channels in the Company's existing operating systems for the benefit (and at the expense) of ITSA, (iii) agree to file and diligently pursue additional license applications in the future at the request (and expense) of ITSA and
(iv) agree to various safeguards for the unimpaired continuation and renewal of the licenses for the exclusive benefit of ITSA and for compliance with applicable law. In consideration of the foregoing, ITSA's operating subsidiaries will pay to TV Filme Servicos a royalty equal to 10% of subscriber installation fees. To further assure the continuing unimpaired right of ITSA and its subsidiaries to operate wireless cable systems under licenses granted to TV Filme Servicos, ITSA will have the rights, among other things, to repurchase the 51% of the voting stock of TV Filme Servicos to the extent allowed in connection with a change in the Ownership Law and to veto the sale or transfer of the licenses by TV Filme Servicos. See "Business-- Regulatory Environment" and "Risk Factors--Risk Factors Relating to the Company--Potential Conflicts of Interest and "Risk Factors--Risk Factors Relating to the Company--Minority Voting Position in License Company."

                        [Charts depicting transactions
                    described at "Business--Restructuring."]

COMPANY OVERVIEW

  The Company develops, owns and operates subscription television systems in mid-sized markets in Brazil. The Company has established wireless cable operating systems in the cities of Brasilia, Goiania and Belem, which together have a total population of approximately 5,200,000 and encompass approximately 1,215,000 households, an estimated 1,054,000 of which can be served by the LOS transmission utilized by the Company's wireless cable systems. The 10-year renewable licenses to operate such systems are granted on an exclusive basis within a 25 kilometer radius of the Company's transmission sites, although the Company serves customers beyond this range. Applications have been made for the Company to operate wireless cable systems in an additional 19 markets in Brazil having an aggregate population of approximately 9,000,000 and encompassing approximately 2,000,000 households, although there can be no assurance as to the grant of any such licenses or as to the timing thereof. Since 1993, the Company has experienced substantial subscriber growth, increasing from 135 subscribers at the beginning of 1993 to 47,066 subscribers as of March 31, 1996 and more than 55,000 subscribers as of May 31, 1996. For the first quarter of 1996, average monthly revenue per subscriber was $40.45 and average monthly churn was less than 1%. For the first quarter of 1996, the Company generated revenues of $5,852,000, an operating loss of $139,000, a net loss of $459,000 and EBITDA of $959,000. The Company's largest operating system, the Brasilia System, generated revenues of $3,910,000, operating income of $747,000 and EBITDA of $1,410,000 during this period.

  The Company targets mid-sized markets with demographics, competitive environments and topographies that it believes offer the Company the opportunity to become the leading provider of subscription television services in those markets. Significant portions of the Company's current and targeted mid-sized markets are not served by hardwire cable providers. The Company estimates that the percentage of homes unpassed by traditional hardwire cable as of March 31, 1996 is approximately 70% in each of Brasilia and Goiania. There is no hardwire cable provider in Belem. Of the approximately 1,215,000 households in Brasilia, Goiania and Belem, the Company estimates 985,000 households, or approximately 80% of such households, are currently unpassed by hardwire cable.

  The Company believes that wireless cable technology is well suited to its current and targeted markets and is an attractive alternative to existing television choices. Wireless cable transmission provides immediate coverage of entire markets to locations that are in the unobstructed path of the transmission tower. Wireless cable service can be deployed at a significantly lower system capital cost per installed subscriber than alternative technologies. The Company believes that subscribers to television services in Brazil are concerned with such features as programming, service, reliability and price and are generally indifferent to the delivery methodology.

  The Company may in the future offer additional communications services, although it has no current plan or proposal to do so. The Company believes that other communications services, such as Internet access, paging and direct mail, could be marketed to the Company's subscriber base. Offering such additional services would be subject to, among other things, the availability of capital and the employment of appropriate management.

OPERATING STRATEGY

  The Company's objective is to become a leading provider of subscription television services in mid-sized markets in Brazil and to become the largest provider of subscription television services in each of its markets. The Company believes Brazil offers significant opportunities for subscription television providers because (i) there is significant demand among television viewers in Brazil for additional programming choices, (ii) there is limited competition among subscription television providers and (iii) the penetration rate for subscription television services is less than 5% of the television households. As demonstrated by the Company's experience in rapidly growing its subscriber base, the Company believes it is well positioned to take advantage of these opportunities. As part of its strategy, the Company focuses on (i) targeting mid-sized markets for expansion, (ii) developing TV Filme brand name recognition through exclusive programming, (iii) increasing penetration of existing markets, (iv) providing superior customer service, (v) minimizing the rate of subscriber turnover ("churn") and (vi) implementing a consistent operating model. These elements of the Company's strategy are discussed below:

  Target Mid-sized Markets for Expansion. The Company targets markets with populations from approximately 100,000 to 2,500,000, and with demographics, competitive environments and topographies favorable for the Company's subscription television services. The Company believes that these markets are currently underserved by subscription television service providers. In addition to its three operating markets, applications have been made for the Company to operate wireless cable systems in an additional 19 markets in Brazil representing a total of approximately 2,000,000 households and an aggregate population of approximately 9,000,000.

  Develop TV Filme Brand Name Recognition through Exclusive Programming. The Company offers exclusive programming which it believes is superior to that of its competitors. In its current operating markets, the Company has exclusive rights to transmit, via wireless and hardwire cable, programming offered by Tevecap and its subsidiaries which, in turn, are the exclusive providers of certain channels, including HBO Brazil, ESPN Brazil and Country Music Television. In addition to such programming, the Company seeks to secure exclusive television rights to important regional events. For example, the Company owns the right to broadcast the Goias State Soccer Championship matches, which the Company offers to its subscribers in Goiania. The Company emphasizes its exclusive programming in its marketing activities and believes that its programming line-up, including its local content, gives the Company a competitive advantage in its markets and enhances the TV Filme brand name.

  Increase Penetration of Existing Markets. The Company builds its subscriber base by (i) extensive marketing tied to regional events such as soccer matches, (ii) neighborhood promotional events featuring large screen broadcasts of its channel offerings, (iii) direct mailings, (iv) telemarketing, (v) television and newspaper advertisements, (vi) prewiring arrangements with residential housing developers and (vii) other promotional marketing activities, including referral programs and gifts.

  Provide Superior Customer Service. The Company believes that it delivers high levels of customer service to its subscribers. Customer satisfaction is emphasized for all employees, including the telemarketing, installation and customer service teams. The Company's proprietary management information systems greatly facilitate customer service by providing customer service representatives immediate access to relevant customer records, including correspondence history. The Company seeks to install service promptly in a customer's home or business, and service calls are typically responded to in less than 48 hours.

  Minimize Subscriber Churn. The Company focuses on minimizing churn, and its average monthly churn rate has been less than 1% for the last two years. The Company has developed proprietary management information systems which enable it to provide superior customer service to its clients while monitoring customer payment patterns. The Company also provides customer service through a "call-back unit" that attempts to resolve any individual customer concerns. In addition, the Company identifies and targets areas underserved by hardwire cable. The Company also charges installation fees ranging from $80 to $250 per subscriber to discourage subscribers from disconnecting.

  Implement Consistent Operating Model. The Company believes that its implementation of consistent processes supported by proprietary systems, such as the Company's automated installation and billing systems, facilitates the effective development of new markets and rapid subscriber growth. The Company implements specific marketing plans, conducts employee training programs and uses a sophisticated intra-company telecommunications network and proprietary management information systems to implement best practices across its marketing, customer service, operations and control functions.

OPERATING SYSTEMS AND THE COMPANY'S MARKETS

  The table below provides information regarding the Company's markets as of March 31, 1996:

                                                                                                      ESTIMATED
                                                                                                        TOTAL
                                                                                                     HOUSEHOLDS
                         ESTIMATED    ESTIMATED     ESTIMATED     NUMBER                             UNPASSED BY
                           TOTAL        TOTAL          LOS          OF       NUMBER OF   LAUNCH       HARDWIRE
                         POPULATION HOUSEHOLDS(1) HOUSEHOLDS(2) CHANNELS(3) SUBSCRIBERS   DATE          CABLE
                         ---------- ------------- ------------- ----------- ----------- ---------    -----------
OPERATING MARKETS:
Brasilia................ 1,800,000      431,000       401,000        22       32,139    Feb. 1994(4)      70%
Goiania(5).............. 1,600,000      414,000       320,000        21        6,686    Jan. 1995         70%
Belem................... 1,800,000      370,000       333,000        21        8,241    Feb. 1995        100%
                         ---------    ---------     ---------                 ------
 Total in Operating
  Markets:.............. 5,200,000    1,215,000     1,054,000                 47,066                      80%
                         =========    =========     =========                 ======
19 APPLICATION
 MARKETS:(6)............ 9,000,000    2,000,000
                         =========    =========

- --------
(1) Represents the Company's estimate of the number of total households within a 25 kilometer radius in the particular signal coverage area (subject to Note (5)). The Company's exclusive coverage territory is a 25 kilometer radius in its operating markets. The Company's estimates are based on data from the 1991 Census conducted by the Brazilian Institute of Geography and Statistics ("IBGE") as adjusted to reflect total household growth of 3.13% per year in Brasilia, 2.33% per year in Goiania and 2.65% per year in Belem based on IBGE data.
(2) Represents the Company's estimate of the number of Estimated Total Households that can receive an adequate signal from the Company (eliminating from the Estimated Total Households those homes that the Company estimates are unable to receive service due to certain physical characteristics of the particular signal coverage area, such as terrain and foliage, although some of these households can be served with the aid of signal repeaters).
(3) Includes six local off-air VHF/UHF channels in Brasilia and five local off-air VHF/UHF channels in each of Goiania and Belem which are offered to the Company's subscribers in addition to the subscription channels.
(4) Date when the Brasilia System increased its channel offering from four channels to eight channels. The Brasilia System began service with one channel in 1990.
(5) Includes 6,600 Estimated LOS Households of the 66,000 Estimated Total Households in the City of Anapolis, all of which fall outside the Company's 25 kilometer exclusive coverage territory, but within the Goiania signal coverage area. See "Business--Regulatory Environment-- License Procedures."
(6) Represents markets for which the Company has applied for licenses with the Ministry of Communications. There can be no assurance as to the grant of any such licenses or as to the timing of grants, if any.

Operating Systems

  Brasilia System. Brasilia, the capital of Brazil, had an estimated population of approximately 1,800,000 as of March 31, 1996. Brasilia, which is located in the interior of Brazil, was established in the early 1960's as a planned city when the capital of Brazil was moved from Rio de Janeiro. Brasilia's generally flat topography is advantageous for LOS transmission of wireless cable. In addition, Brasilia's zoning provisions favor LOS transmission by requiring that in certain areas residential buildings be of a similar height and located together. The Brasilia System's signal pattern covers a radius of up to 25 miles, encompassing approximately 431,000 households, of which the Company believes approximately 401,000 can be served by LOS transmissions. The Brasilia System had approximately 32,000 subscribers as of March 31, 1996, an increase of over 200% from March 31, 1995, representing a market penetration of approximately 8%.

  The Brasilia System currently offers a 22 channel package, consisting of 16 wireless cable channels and six local off-air VHF/UHF channels, for approximately $45 per month. The Company is seeking a license expansion from the Ministry of Communications for 15 additional wireless cable channels, although there can be no assurance that the Company will be granted such additional channels. The Brasilia System, launched in 1990 with one channel, increased to three channels in July 1992, to four channels in September 1992, to eight channels in February 1994 and to 16 channels in November 1994. The Brasilia System became EBITDA positive in the third quarter of 1994 when it had approximately 5,000 subscribers. In addition to monthly subscriber revenue, the Brasilia system recently began generating advertising revenues. The Brasilia System transmits at 50 watts of power per channel from a transmission tower which is 300 feet above average terrain. The principal subscription television competitor in the city of Brasilia is NET Brasilia, a hardwire cable operator, which the Company believes had approximately 24,000 subscribers as of March 31, 1996.

  Goiania System. Goiania is located approximately 100 miles southwest of Brasilia and, together with the City of Anapolis (which can be reached by the Company's signal), had a population of approximately 1,600,000 as of March 31, 1996. Goiania is the capital of the state of Goias and, like Brasilia, its topography is favorable to LOS transmission because the city is relatively flat. The Company launched service in Goiania in January 1995. The Goiania signal pattern covers a radius up to 25 miles, encompassing approximately 414,000 households, of which the Company believes approximately 320,000 can be served by LOS transmissions. The Goiania System had approximately 6,600 subscribers as of March 31, 1996, with a market penetration of approximately 2%.

  The Goiania System currently offers a 21 channel package, consisting of 16 wireless cable channels and five local off-air VHF/UHF channels, for approximately $45 per month. The Company is seeking a license expansion from the Ministry of Communications for 15 additional wireless cable channels, although there can be no assurance that the Company will be granted such additional channels. The Goiania System transmits at 50 watts of power per channel from a transmission tower which is 350 feet above average terrain. The principal subscription television competitor in the city of Goiania is Multicanal, a hardwire cable operator, which the Company believes had approximately 22,000 subscribers as of March 31, 1996.

  Belem System. Belem, with a population of approximately 1,800,000 as of March 31, 1996, lies at the mouth of the Amazon River and is a major trading port for the rich natural resources of the Amazon rain forest. The Company launched service in Belem in February 1995. Although the city is relatively flat, the increased number of trees block wireless cable transmission more often than in Brasilia and Goiania and, thus, requires increased utilization of signal repeaters in Belem. The Belem System reaches the greater Belem area, including the cities of Mosqueiro, Ananindeua, Icoaraci and Marituba and the islands of Outeiro and Barcarena. The Belem System's signal pattern covers a radius of up to 25 miles, encompassing approximately 370,000 households, of which the Company believes approximately 333,000 can be served by LOS transmissions. The Belem System had approximately 8,000 subscribers as of March 31, 1996, with a market penetration of approximately 3%.

  The Belem System currently offers a 21 channel package, consisting of 16 wireless cable channels and five local off-air VHF/UHF channels, for approximately $45 per month. The Company is seeking a license expansion from the Ministry of Communications for 15 additional wireless cable channels, although there can be no assurance that the Company will be granted such additional channels. The Belem System transmits at 50 watts of power per channel from a transmission tower which is 300 feet above average terrain. There is no hardwire cable provider in the city of Belem.

Application Markets

  Applications have been made for the Company to operate wireless cable systems in an additional 19 mid-sized markets in Brazil (encompassing an aggregate population of approximately 9,000,000 and a total of approximately 2,000,000 households). No assurance can be given as to the number of licenses that will be granted, if any, or as to the timing thereof. See "Risk Factors-- Risk Factors Relating to the Company--Risks Associated with New Markets."

PROGRAMMING

  The Company currently purchases programming from Tevecap and its subsidiaries pursuant to an exclusive license agreement with Tevecap. Upon the consummation of this offering, the Company will continue to have an exclusive license to transmit programming available from Tevecap or its subsidiaries via wireless and hardwire cable in the Company's current operating markets pursuant to a new agreement with Tevecap (the "Programming Agreement"). If Tevecap obtains a license to operate hardwire cable systems in any of the Company's current operating markets, Tevecap may only develop such hardwire cable systems in a partnership or joint venture with the Company on mutually agreeable terms. The Company also has certain rights with respect to (i) TVA programming in the Company's pending application markets and (ii) marketing satellite television services in the Company's current operating markets. The Company has agreed that it shall use 50% of its total channel capacity in its operating markets where it has a programming license from Tevecap or its subsidiaries to broadcast TVA programming, with certain exceptions, and the Company has a right of first refusal to carry any new programming channel that is offered by Tevecap or its subsidiaries. Tevecap may not charge the Company an amount greater than the minimum rates charged by Tevecap to other subscription television operators, nor may such charges exceed comparable rates for other programming of a similar nature. The terms of the Programming Agreement terminate on July 20, 2004, with certain limited exceptions with respect to the Company's application markets.

  From time to time, in connection with the aforementioned agreement, the Company enters into agreements with Tevecap and its subsidiaries regarding specified channels. The agreements typically have a two year term and determine the monthly fees which the Company pays for such channels.

  The Company also offers selected local programming to supplement its channel line-up. For example, the Company owns the rights to televise annually through 1998 all of the games of the Goias State Soccer Championship matches, which it offers to its subscribers in the Goiania market. In addition, the Company offers certain exclusive sports programming, including ESPN Brazil on which it offers selected games of the Sao Paulo Soccer Championship and the Rio de Janeiro Soccer Championship matches. The Company is exploring other local programming, including local news, cultural events, home shopping and other sporting events, although there can be no assurance that such programming will be offered.

  The Company's channel offerings as of March 31, 1996 are as follows:

CHANNEL                  DESCRIPTION
- -------                  -----------
HBO Brazil.............. Brazilian version of HBO
HBO2.................... HBO Brazil with a time delay
ESPN Brazil............. Brazilian version of ESPN
Eurochannel............. Package of programming from free TV in Europe
Superstation............ Package of programming from ABC, CBS and NBC
CMT..................... Brazilian version of Country Music Television
MTV Brazil.............. Brazilian version of MTV
MTV Latino.............. Spanish language version of MTV
RTPi.................... Radio and Television Portugal, a free broadcast channel from Portugal
CNN International....... International version of CNN
TNT..................... Brazilian version of TNT
Cartoon Network......... Cartoon Network produced in the United States
Fox..................... Movie channel
Discovery Channel....... Brazilian version of Discovery Channel
ESPN International...... International version of ESPN
Warner.................. Warner channel produced in the United States
Sony.................... Sony channel produced in the United States
Globo................... Local off-air channel
SBT..................... Local off-air channel
Bandeirantes............ Local off-air channel
Record.................. Local off-air channel
Nacional................ Local off-air channel
Manchete................ Local off-air channel
Cultura................. Local off-air channel

  The following channels are expected to be offered by Tevecap and its subsidiaries in the Brazilian subscription television marketplace in the third quarter of 1996:

CHANNEL                                 DESCRIPTION
- -------                                 -----------
Bravo.................................. Brazilian version of Bravo
CNBC................................... CNBC plus Brazilian business programming
CNA.................................... Brazilian news channel
History................................ Brazilian version of the History Channel

OPERATIONS

  Marketing. Prior to commencing operations in a potential new market, the Company conducts pre-marketing surveys to evaluate the demographics and terrain of such market. The Company then develops a plan designed to manage subscriber growth by maintaining a manageable backlog of installations. Such backlog is maintained at a manageable level by adjusting installation capacity to correspond with sales levels. The amount of time a subscriber waits for the commencement of service depends on several factors, including whether the subscriber has access to hardwire cable and whether the subscriber is in a single family home or multiple dwelling unit. This development plan ensures that the quality of installations and customer service remains high. In each market, the Company's marketing staff typically applies the following programs to attract subscribers: (i) extensive marketing tied to regional events such as soccer matches, (ii) neighborhood promotional events featuring large screen broadcasts of its channel offerings, (iii) direct mailings, (iv) telemarketing, (v) television and newspaper advertisements, (vi) prewiring arrangements with residential housing developers and (vii) other promotional marketing activities, including referral programs and promotional gifts.

  Installation. The Company's installation package features a standard rooftop mount linked to a small antenna and related equipment, including a decoder, located at the subscriber's location. Installations at single-family homes require an entire installation package, while installations at multiple dwelling units in which drop lines already have been installed require less time and, accordingly, are less costly. The Company charges its subscribers an installation fee ranging from $80 to $250.

  Customer Service. The Company believes that delivering high levels of customer service in installation and maintenance enables it to maintain high levels of customer satisfaction and to minimize churn. To this end, the Company (i) schedules installations promptly, (ii) provides a customer service hotline, (iii) provides quick response repair service and (iv) makes follow-up calls to new subscribers shortly after installation to ensure customer satisfaction. The Company seeks to instill a customer service focus in all its employees through ongoing training and has established an intra-company electronic mail system to provide a forum for employees to exchange ideas concerning means to increase customer satisfaction. The Company also has various employee bonus programs linked to measures of customer satisfaction.

  Management Information Systems and Billing. The Company believes that its proprietary management information systems enable it to deliver superior customer service, monitor customer payment patterns and facilitate the efficient management of each of its operating systems. The Company has 10 employees dedicated to the development, enhancement and integration of the Company's management information systems. The Company believes that its billing procedures are an integral part of its strategy to maintain high levels of customer satisfaction and to minimize churn. Subscribers select the day of the month on which payment for that month's service is due and pay their bills at a bank through direct transfers, which is the standard payment method in Brazil. If a customer does not pay his bill within 20 days after the due date, the customer's service is automatically disconnected and his account receivable is sent to a collection agency. If he does not pay within another 30 days, the collection agency forwards his name to a private credit agency. After disconnection of service to a subscriber, a Company installer is sent to the subscriber's location to recover installed equipment. The Company corresponds with the subscribers to encourage the payment of delinquent accounts so as to avoid disconnection.

EMPLOYEES

  As of March 31, 1996, the Company had a total of 543 employees, all of whom are employed by the Company's subsidiaries. All of the Company's employees, except for Messrs. Hermano Lins, Carlos Andre Lins and Aguirre, are subject to collective bargaining agreements which expire from September 1996 to December 1996. The collective bargaining agreements are with the Union for the Employees of Radio and TV Broadcasting Companies. The Company has experienced no work stoppages. The Company provides its employees with health insurance (which is not required by law in Brazil) and certain other benefits which it believes enable it to attract and retain qualified and motivated employees. The Company believes that its relationships with its employees are good.

FACILITIES AND EQUIPMENT

  Administrative Facilities. A centralized administrative facility is located in Brasilia to handle training, engineering, computer systems development, controller services and strategic planning. In addition, the Company has established regional offices in Brasilia, Goiania and Belem to coordinate sales, billing, telemarketing, general marketing, customer service and certain other administrative functions on a regional level. Each facility is connected to the Company's computer telecommunications network.

  Transmission Facilities. The Company's headend and transmitter facilities are located in leased buildings at the Company's transmission tower sites in Brasilia, Goiania and Belem. The transmitting antennas generally serve areas within a 25 mile radius of the respective transmitters. In certain areas within the Company's markets that are otherwise terrain-blocked, the Company utilizes low power signal repeaters to enhance signal coverage. Subscriber premises equipment is comprised of rooftop antennas, decoder boxes and related equipment. In multiple dwelling units, the Company installs a single rooftop antenna and connects many subscriber lines to the single antenna, thereby substantially reducing the Company's capital cost per subscriber. See "Risk Factors--Risk Factors Relating to Brazil Generally--Economic Uncertainty," and "Risk Factors--Risk Factors Relating to the Company--Dependence on Suppliers," and "--Wireless Cable Transmission Issues."

  Digital Technology. The Company currently transmits in analog format. Should competitive conditions require or if the Company deems such technology to be cost effective and practical to provide, it may implement digital technology.

COMPETITION

  TV Filme Servicos is the only entity licensed to operate a wireless cable system in Brasilia, Goiania and Belem. The Company provides service via 16 wireless cable channels in each such market and applications have been made for an additional 15 channels in such markets. There can be no assurance that the licenses will be so granted or that such licenses will not be granted to competitors. The Company's principal subscription television competitor in the city of Brasilia is NET Brasilia, a hardwire cable operator, which the Company believes had approximately 24,000 subscribers as of March 31, 1996. The Company's principal subscription television competitor in the city of Goiania is Multicanal, a hardwire cable operator, which the Company believes had approximately 22,000 subscribers as of March 31, 1996. There currently is no hardwire cable provider in the city of Belem.

  In addition to other wireless cable and hardwire cable operators, wireless cable television operators in Brazil face or may face competition from several other sources, such as DTH systems, DBS, local off-air VHF/UHF channels, home videocassette recorders and out-of-home theaters. The principal methods of competition in the subscription television industry are providing desirable programming, superior customer service, reliability and affordable prices. Many actual and potential competitors have greater financial, marketing and other resources than the Company. No assurance can be given that the Company will be able to compete successfully. See "Risk Factors--Risk Factors Relating to the Company--Competition," "Business--Brazilian Subscription Television Industry" and "Business--Operating Systems and the Company's Markets."

REGULATORY ENVIRONMENT

  General. The subscription television industry is subject to regulation by the Ministry of Communications pursuant to the Brazilian Telecommunications Code of 1962, as amended (the "Telecommunications Code"). The licensing and operation of wireless cable channels are currently governed by Rule No. 002/94, adopted by Administrative Rule No. 43/94, of the Ministry of Communications. The Telecommunications Code empowers the Ministry of Communications, among other things, to issue, revoke, modify and renew licenses within the spectrum available to wireless cable, to approve the assignments and transfer of control of such licenses, to approve the location of channels that comprise wireless cable systems, to regulate the kind, configuration and operation of equipment used by wireless cable systems, and to impose certain other reporting requirements on channel license holders and wireless cable operators.

  Under Rule 002/94, wireless cable or "MMDS" (Multi-Point, Multi-Channel Distribution Service) is defined as the special service of telecommunication which uses microwaves to transmit codified signals to be received in pre-established points on a contractual basis. Any company in which nationals of Brazil own at least 51% of the voting capital is eligible to be granted a license to operate an MMDS service. The license is granted for a renewable period of ten years. The application for renewal of a license must be filed with the Ministry of Communications during the period from 180 to 120 days before the end of the license term. To renew the license, the license holder must (i) meet applicable legal and regulatory requirements, (ii) have complied with all legal and contractual obligations during the term of such license,
(iii) meet certain technical and financial requirements and (iv) provide educational and cultural programming.

  Each license holder and its affiliates may be granted permission to operate MMDS systems in different areas of Brazil, provided that no holder may be granted licenses for (i) more than seven municipalities with a population exceeding 1,000,000 inhabitants or (ii) more than 21 municipalities with a population between 300,000 and 1,000,000 inhabitants. Accordingly, if all of the 19 additional markets for which applications have been made for the Company to operate wireless cable systems are granted, no more than seven of the Company's total markets would have populations exceeding 1,000,000 inhabitants and no more than 21 of the Company's total markets would have populations between 300,000 and 1,000,000 inhabitants. No assurance can be given as to the number of licenses that will be granted, if any. Prices for the services may be freely established by the system operator, although the Ministry of Communications may interfere in the event of abusive pricing. The Ministry of Communications may impose penalties including fines, suspension or revocation of the license if the license holder fails to comply with applicable regulations or becomes legally, technically or financially unable to provide MMDS service. The Ministry of Communications also may intervene to the extent operators engage in unfair practices intended to eliminate competition.

  Channels Available for Wireless Cable. The Ministry of Communications grants licenses and regulates the use of channels by wireless cable operators to transmit video programming, entertainment services and other information. A maximum of 31 wireless cable channels (constituting a spectrum bandwidth of 186 MHz) may be authorized for use in a wireless cable market. While licenses are usually granted for the use of up to 16 channels, depending on technical feasibility and the existence of competition, the Ministry of Communications can grant a license for all 31 channels available in one specific area. If the license is for 16 or more channels, at least two channels must be reserved for educational and cultural programming. If the license involves less than 16 channels, only one channel must be reserved for educational and cultural purposes. In each of the Company's operating or targeted markets, up to 31 wireless cable channels are available for wireless cable (in addition to any local off-air VHF/UHF channels which are offered).

  License Procedures. The Ministry of Communications awards licenses to use MMDS channels based upon applications demonstrating that the applicant is qualified to hold the license, that the proposed market is viable and that the operation of the proposed channels will not cause impermissible interference to other permitted channels. After the Ministry of Communications determines that an application has met these requirements, it publishes a notice requesting comments from all parties interested in providing the same services in the same or a near area. Depending on the comments received, the Ministry of Communications may decide to open a public bid for the service in that area, although it has not done so in the past. In the case of a public bid, applicants would be evaluated based on factors including the applicant's proposed schedule for implementing service and aspects of the applicant's community relations, such as involvement of local residents as stockholders of the applicant, the applicant's commitment to local programming and the extent to which the applicant provides free programming to local cultural and educational institutions. Once an MMDS license application is granted by the Ministry of Communications, the license holder must finalize construction and begin operations within 12 months, which period may be extended by an additional 12 months.

  In addition to qualifying under the application process described above, a license holder must also demonstrate that its proposed signal does not violate interference standards in the area of another wireless cable channel license holder. The area covered by the services is exclusive to a radius of 25 kilometers, or approximately 15 miles, around the transmission site. If a license holder's proposed service would cause interference in the area of another wireless cable channel license holder, the proposed operator would be required to obtain the consent of such other license holder.

  On November 28, 1995, the President of Brazil enacted Decree No. 1719, which provides that all granting of concessions and licenses for the rendering of commercial telecommunications services in Brazil shall be made through bidding procedures. As of March 31, 1996, the Ministry of Communications had not granted any new licenses for the operation of MMDS systems pursuant to such Decree.

  The Proposed Regulations. In February 1996, the Ministry of Communications released for public hearing the Proposed Regulations, Rule No. 002/94-REV/95, which is designed to replace the current regulation governing the licensing procedure and operation of MMDS systems in Brazil. The Proposed Regulation is aimed at conforming the procedure adopted by the Ministry of Communications for the granting of MMDS licenses to the provisions of Decree No. 1719. The most significant change in the Proposed Regulation from the current regulations involves the procedure for the granting of licenses. Under the Proposed Regulation, all licenses will be granted pursuant to a public bidding process, whereby a number of criteria relating to each applicant will be reviewed by the Ministry of Communications to enable it to make its choice among the applicants. Each relevant request for proposals ("RFP") issued by the Ministry of Communications will have to contain, among others, the following criteria: (i) price or minimum price for the license, (ii) payment conditions, (iii) technical characteristics of the system, (iv) the relevant area for the rendering of the services, (v) term of the license and (vi) other requirements related to the actual bid process, such as terms for the submission and judgment of the proposals, documentation and other relevant information. According to the Proposed Regulation, the following matters shall be taken into consideration by the Ministry of Communications in evaluating proposals: (i) participation of local residents as stockholders of the applicant, (ii) the number of days for the installation of the transmission system, (iii) the schedule for the implementation of the programs (including the number of programs available at the start of operations, and one and two years thereafter), (iv) the time reserved for local programs, (v) the number of cultural or educational programs, (vi) the number of local community establishments that will receive cultural and educational programs free of charge and (vii) the subscription price. These items will be rated according to certain criteria established in the Proposed Regulation. After the rating process described above, the licenses will be granted: (i) in the case of areas with less than 300,000 inhabitants, to the applicant that receives the highest score, (ii) in the case of areas with more than 300,000 and less than 700,000 inhabitants, to the applicant whose score multiplied by a number based on the offered price of the license is the highest, and (iii) in the case of areas with more than 700,000 inhabitants, to the applicant that offers the highest price for the license. Many of the Company's potential competitors have greater financial resources than the Company and thus would be in a position to outbid the Company for additional licenses.

  Other Regulations. Wireless cable license holders are subject to regulation with respect to the construction, marking and lighting of transmission towers pursuant to the Brazilian Aviation Code and certain local zoning regulations affecting construction of towers and other facilities. There may also be restrictions imposed by local authorities. The subscription television industry also is subject to the

Brazilian Consumer Code. The Consumer Code entitles the purchasers of goods or services to certain rights, including the right to discontinue a service and obtain a refund if the services are deemed to be of low quality or not rendered adequately. For instance, in case of a suspension of the transmission for a given period, the subscriber shall be entitled to a discount on the monthly fees. Rule No. 002/94 and the Proposed Regulation have certain provisions relating to consumer rights, including a provision for mandatory discounts in the event of interruption of service. Due to the regulated nature of the subscription television industry, the adoption of new, or changes to existing, laws or regulations or the interpretations thereof may impede the Company's growth and may otherwise have a material adverse effect on the Company's results of operations and financial condition. See "Risk Factors-- Risk Factors Relating to the Company--Government Regulation."

LEGAL PROCEEDINGS

  The Company is not a party to any legal proceedings that would have a material adverse effect on results of operations and financial condition.

PROPERTIES

  The Company leases approximately 32,000 square feet of office space for its corporate headquarters and the Brasilia System in Brasilia under leases that expire between December 1996 and April 1997. The Company leases additional office space for the Goiania System and Belem System of approximately 40,000 and 35,000 square feet, respectively. In addition to leased office space, the Company also owns less than 1,500 square feet of office space in Goiania and leases space for transmission towers located in Brasilia, Goiania and Belem. The Company believes that office space and space for transmission towers is readily available on acceptable terms in the markets where the Company operates wireless cable systems.

                       SUBSCRIPTION TELEVISION INDUSTRY

INTRODUCTION

  The subscription television industry began in the late 1940's in the United States. The subscription television industry did not begin in Brazil until 1989. As of March 31, 1996, the Company estimates that there were approximately 1,250,000 Brazilian subscription television customers.

TRADITIONAL HARDWIRE CABLE TECHNOLOGY

  Traditional hardwire cable systems use coaxial cable to transmit television signals. Traditional hardwire cable operators receive, at a headend, signals for programming services, which have been either broadcast or transmitted to such operators by satellite. A headend consists of signal reception, encryption, transmission, decryption and related equipment. The signal is then delivered from the headend to customers via a cable plant. Traditional hardwire cable systems are susceptible to signal quality problems because signals can be transmitted via coaxial cable only a relatively short distance without amplification; each time a television signal passes through an amplifier, some measure of noise is added. A series or "cascade" of amplifiers between the headend and a customer leads to progressively greater noise and for some viewers, a degraded picture. Regular system maintenance is required due to water ingress, temperature changes and other equipment problems, all of which may affect the quality of a signal. Hardwire cable companies have begun installing fiber optic networks, which will substantially reduce the transmission and reception problems currently experienced by traditional hardwire cable systems and will expand the channel capacity of their systems. However, the installation of such networks will require a substantial investment by hardwire cable operators. In the Company's existing markets, the Company estimates that approximately 80% of homes are unpassed by hardwire cable.

WIRELESS CABLE TECHNOLOGY

  Wireless cable can provide subscribers the same or superior video television signal as that provided by traditional hardwire cable. Like a traditional hardwire cable system, a wireless cable system receives programming at a headend. Unlike traditional hardwire cable systems, however, the programming is then retransmitted via microwave transmission from an antenna located on a tower associated with the headend to a small antenna located at a subscriber's premises. At the subscriber's premises, the signals are converted to frequencies that can pass through conventional coaxial cable into a descrambling converter located on top of a television set. Wireless cable requires a clear LOS because the microwave frequencies used will not pass through dense foliage, hills, buildings or other obstructions. Some of these obstructions can be overcome with the use of signal repeaters which retransmit an otherwise blocked signal over a limited area. Because wireless cable systems do not require an extensive cable plant, wireless cable operators can provide subscribers with a high quality picture with few transmission disruptions at a significantly lower system capital cost per installed subscriber than traditional hardwire cable systems.

DIRECT-TO-HOME

  DTH satellite television services are available via satellite receivers which are 7-to-12 foot dishes mounted in the yards of homes to receive television signals from orbiting satellites. Until the implementation of encryption, these dishes enabled reception of any and all signals without payment of fees. Having to purchase decoders and pay for programming has reduced their popularity, although the Company to some degree competes with DTH systems in marketing its services. The Company estimates there were approximately 100,000 DTH subscribers in Brazil as of March 31, 1996.

DIRECT BROADCASTING SATELLITE

  DBS involves the transmission of a compressed encoded signal directly from a satellite to the customer's home. Because the signal is at a higher power level and frequency than most satellite-transmitted signals, its reception can be accomplished with an 18-inch dish mounted on a rooftop or in the yard. DBS currently cannot, for practical reasons, provide local off-air VHF/UHF channels as part of its service, although many DBS subscribers receive such channels via standard over-the-air receive antennas. Both TVA and the Globo Group have recently begun to advertise alternative DBS services in Brazil. In the United States, the cost to a DBS subscriber for equipment is generally substantially higher than such cost to wireless cable subscribers and the Company expects such costs will be higher in Brazil, as well.

PROGRAMMING

  Currently, with the exception of the retransmission of local off-air VHF/UHF channels, programming is made available to wireless cable operators in accordance with contracts with program suppliers under which the system operator generally pays a fee based on the number of subscribers receiving service each month. Individual program pricing varies from supplier to supplier. Under Brazilian copyright law, license from the copyright holder generally must be secured before any video program may be retransmitted.

                                    BRAZIL

GENERALLY

  The Federative Republic of Brazil, a nation consisting of 26 States and the Federal District of Brasilia, is the fifth largest country in the world, with an area of approximately 3,300,000 square miles. It is the largest country in South America and occupies nearly 50% of the land mass of South America. Formerly a Portuguese possession, Brazil became an independent monarchy in 1822, and a republic in 1889. The capital of Brazil is Brasilia and the official language is Portuguese. With a population estimated at approximately 159,000,000 at December 31, 1995, Brazil is the sixth most populous country in the world, with a per capita income estimated to be approximately $4,500 at December 31, 1995. Approximately 77% of the population lives in urban areas spread along Brazil's coast.

  Brazil is located in central and north-eastern South America, and has a long coastline on the Atlantic Ocean. Brazil is bordered on its north by Colombia, Venezuela, Guiana, Suriname and French Guiana, on its south by Paraguay, Argentina and Uruguay, and on its west by Peru and Bolivia. Its climatic conditions vary from hot and wet in the tropical rain forest of the Amazon basin to temperate in the savannah grasslands of the central and southern uplands, which have warm summers and mild winters.

  The population is concentrated in the coastal regions and large cities. Over the past 60 years there has been a marked shift from rural to urban areas, with the latter accounting for 74% of the total population in 1991, a significant increase from 46% in 1960. Brazil has 12 cities with over 1 million inhabitants.

  Form of Government. Brazil is a federative republic with a representative form of government. A new constitution was enacted in October 1988 confirming a presidential form of government with three independent branches: executive, legislative and judicial. The executive power is vested in the President, who is elected by direct vote for a term of four years (with the next Presidential election to be held in October 1998) and is not currently eligible for re-election. The President has a broad range of powers including the right to appoint ministers and key executives in selected administrative and political posts. The legislative branch consists of a bicameral National Congress composed of the Senate and the Chamber of Deputies. The Senate's 81 Senators are each elected for staggered eight-year terms, while the Chamber of Deputies has 513 deputies, each elected for concurrent four-year terms. The judicial power is headed by the Federal Supreme Court composed of 11 Justices who are appointed for life by the President. The Federal Supreme Court has ultimate jurisdiction over decisions rendered by lower federal and state courts on constitutional matters.

  At the state level, the executive power is exercised by governors who are elected for four-year terms with no eligibility for re-election. The legislative power is exercised by state deputies who are also elected for four years. Judicial power at the state level is vested in state courts, with state Courts of Appeals as the highest state judicial authority. Appeals of state court judgments may be taken to the Federal Supreme Court when they involve issues of constitutional law. Otherwise, they may be appealed to the Superior Court of Justice.

  The Federal government has proposed constitutional reforms in an effort to reduce public sector involvement in the economy and to allow certain industries, especially those that require extensive capital investment, to gain access to foreign capital. Pursuant to the proposed amendments, matters currently within the ambit of constitutional law would be transferred to and regulated by ordinary law, thereby granting Congress more regulatory control over the economy.

  Recent Political History. The Brazilian military ruled the country from 1964 to 1985. In 1985, a series of political reforms were enacted, including the reintroduction of direct elections for the President, and the calling of a Constitutional Assembly to adopt a new Brazilian Constitution. A new constitution was promulgated in 1988.

  In December 1989, Fernando Collor de Mello became the first President to be elected by popular vote since 1960. In December 1992, following allegations and a subsequent investigation of charges of corruption involving the President, President Collor resigned from the Presidency in the midst of his impeachment trial. Itamar Franco, the Vice President under Collor, then assumed the Presidency for the balance of the term ending December 31, 1994. In October 1994, Fernando Henrique Cardoso was elected President for a four-year term. He assumed the Presidency on January 1, 1995. Mr. Cardoso had previously served as Minister of Foreign Affairs and in May 1993 had been appointed Finance Minister, in which capacity he proposed a new program of macroeconomic policies designed to control Brazilian inflation and to stabilize the Brazilian currency. That program evolved into the Real Plan. See "--Brazilian Economic Environment."

  Foreign Relations and International Organizations. Brazil maintains diplomatic relations with almost all countries in the world and trade ties with many of them. It is a member of the United Nations, the Organization of American States, the Inter-American Development Bank, the World Bank, the International Development Association, the International Finance Corporation, the International Monetary Fund, the General Agreement on Tariffs and Trade, the World Trade Organization and the Latin American Integration Association. Brazil is also a member of the South American Common Market ("Mercosul"). Mercosul was established in March 1991, when Argentina, Brazil, Paraguay and Uruguay signed the Treaty of Asuncion. Chile recently became a member of Mercosul and Bolivia is negotiating to become a member of Mercosul. The Treaty and subsequent agreements provide for the gradual economic integration of the member countries and the reduction of tariff barriers and non-tariff restrictions on trade. In June 1991, the countries constituting Mercosul signed an agreement with the United States which laid the foundation for negotiating a trade agreement with the United States. In addition, negotiations have begun between Mercosul and the European Union for a free-trade agreement.

  Commerce. Services and industries account for approximately 49% and 37%, respectively, of Brazilian Gross Domestic Product (the "GDP"). Brazil's manufacturing sector, the largest in Latin America, is well developed, with industrial goods accounting for more than 60% of exports. Production is focused on capital goods, construction materials, chemicals and petrochemicals, smelting (steel and non-ferrous metals), rubber, motor vehicles, sugar and wood processing. In the automotive sector, Brazil produced over 1.6 million vehicles in 1995. Recently, technologically-based industries have seen rapid growth, particularly in the electronics and information processing sectors. Traditional industries such as textiles and clothing, beverages and food processing remain important and continue to account for approximately 50% of output.

  While Brazil remains the world's leading producer and exporter of coffee and sugar and has important crops including soya, orange juice, tobacco, cocoa and cotton, agriculture, which currently employs approximately 30% of the population, accounts for only 12% of GDP. Brazil has significant mineral resources. Its iron reserves are believed to be equivalent to one third of the world's total, while its bauxite reserves are the largest in Latin America. Brazil accounts for approximately 30% of the world's iron exports. Other major deposits include manganese, coal, zinc, chrome, gold and tin. In hydrocarbons, the national petroleum products industry supplies approximately 39% of the domestic market. The state-owned oil company, Petrobras, maintains control over exploration and extraction and operates the majority of oil refineries.

  The media and communications sector in Brazil has enjoyed rapid growth and is a focal point of government investment policy. The Ministry of Communications has indicated that its telecommunications plan for 1996-2003 will require investment of no less than $75 billion across all subsectors including public telephone service, television, cable and radio operations and satellite and cellular operations. There are approximately 14.3 million fixed telephone lines and approximately 1.9 million cellular telephone users in Brazil. In particular, the Brazilian government has set out specific goals to expand the telecommunications sector and has issued new rules to encourage significant private capital participation across all subsectors. In the broadcasting arena there are over 1,000 radio stations and 127 television stations.

BRAZILIAN ECONOMIC ENVIRONMENT

  Historical Background. From the late 1960's through 1982, Brazil implemented an import-substitution, high growth development strategy financed in large part by foreign borrowing. Foreign debt grew at an accelerated pace in response to the oil shocks of the 1970's and, when international interest rates rose sharply in 1979-80, the resulting accumulated external debt became one of Brazil's most pressing problems in the decade that followed. The debt crisis of the 1980's and high inflation substantially depressed real growth in the GDP, which averaged 2.3% per year from 1981 to 1989. The public sector's role in the economy also expanded sharply and significant structural distortions were introduced through high tariffs and the creation of subsidies and tax credit incentives. Significant pressures in the money supply to finance a large and growing fiscal deficit further fueled inflationary pressures.

  Efforts to address these problems during the late 1980's and early 1990's were largely unsuccessful. High inflation and the recurrent threat of hyperinflation during this period prompted the Federal government to pursue a series of stabilization plans, but these plans were undermined by a variety of factors, including political difficulty in implementing planned fiscal adjustments and the slowness of institutional reforms. The practice of inflation indexation in the economy, which made prices downwardly rigid, also helped to undermine the stabilization measures. Moreover, these attempts at stabilization relied on mechanisms, such as price and wage freezes and unilateral modifications of the terms of financial contracts, that were not supported by fiscal and monetary reform. A problem during this period was that the public sector ran operational deficits averaging more than 5% of GDP during the five-year period from 1985-1989, while monetary policy was compromised by the short-term refinancing of public sector debt. In addition, the 1988 Constitution reallocated public resources, in particular tax revenues, from the Federal government to the states and municipalities without a proportional shift of responsibilities to them, thereby further constraining the effectiveness of the Federal government's fiscal policy, and also limiting the ability of the Federal government to dismiss public sector employees.

  The Real Plan. In December 1993, the Federal government announced a stabilization program, known as the Real Plan, aimed at curtailing inflation and building a foundation for sustained economic growth. The Real Plan was designed to address persistent deficits in the Federal government's accounts, expansive credit policies and widespread, backward-looking indexation.

  The Real Plan has three stages: the first stage included a fiscal adjustment proposal for 1994, consisting of a combination of spending cuts and an increase in tax rates and collections intended to eliminate a budget deficit originally projected at $22.0 billion. Elements of the proposal included (i) cuts in current expenditures and investment through the transfer of some activities from the Federal government to the states and municipalities, (ii) establishment of the Fundo Social de Emergencia (the Emergency Social Fund or "ESF"), financed by reductions in constitutionally mandated transfers of Federal government revenues to the states and municipalities, to ensure financing of social welfare spending by the Federal government, (iii) a prohibition on sales of public bonds by the Federal government, except to refinance existing debt and for certain expenditures and investments, (iv) new taxes, including a new levy on financial transactions and (v) recovery of mandatory social security contributions, due to judicial acknowledgment that such contributions were permissible under the 1988 Constitution.

  The centerpiece of the first stage of the Real Plan was the creation of the ESF by constitutional amendment in 1994. The ESF enabled the Federal government temporarily to break certain of the constitutionally mandated links between revenue and expenditure. Pursuant to this amendment, 20% of Federal government revenues otherwise earmarked for specific purposes were released and deposited into the ESF to ensure financing of social welfare spending by the Federal government for 1994 and 1995. In adopting this constitutional amendment, however, the Federal Congress did not modify the existing provisions requiring the Federal government to share a significant portion of its revenues with states and municipalities.

  The second stage of the Real Plan, initiated March 1, 1994, began the process of reform of the Brazilian monetary system. Brazil's long history of high inflation had led to the continuous and systematic deterioration of the domestic currency, which no longer served as a store of value and had lost its utility as a unit of account. Because inflation had reduced dramatically the information content of prices quoted in local currency, economic agents had included in their contracts a number of mechanisms for indexation and denomination of obligations in indexed units of accounts. The process of rehabilitation of the national currency began with the creation and dissemination of the URV as a unit of account. The second stage of the Real Plan was designed to eliminate the indexation of prices to prior inflation and link indexation to the URV, a unit of account.

  The introduction of the URV was premised on the theory that a reference unit with a nominal value corrected frequently and based on the best estimate of current inflation would express values more realistically than traditional indexing methods. The URV, therefore, was calculated daily based on estimates drawn from three price indices and was designed to track the loss in the purchasing power of the cruzeiro real, the legal currency at the time.

  The third stage of the Real Plan began on July 1, 1994, with the introduction of the Real as Brazil's currency. All contracts denominated in URVs were automatically converted into Reals at a conversion rate of one to one, and the URV, together with the cruzeiro real, ceased to exist. In the effort to maintain the initial success of the Real Plan, the Federal government and the Central Bank have taken several additional measures, including institution of strict control of monetary aggregates through the regulation of credit and the flow of capital into Brazil, the implementation of a new exchange rate policy which permits market participants (including the Central Bank) to set exchange rates for the Real and the implementation of certain fiscal measures.

  Effects of Inflation and Currency Exchange Fluctuations. Brazil had for many years experienced high and generally unpredictable rates of inflation and steady devaluation of its currency relative to the U.S. dollar. The following table sets forth Brazilian inflation as measured by the IGPM Index and the devaluation of Brazilian currency against the U.S. dollar for the periods shown:

                                 TWELVE MONTHS ENDED DECEMBER 31,    THREE MONTHS
                                -----------------------------------     ENDED
                                  1992      1993     1994    1995   MARCH 31, 1996
                                --------- --------- ------- ------- --------------
Inflation (IGPM)...............    1,175%    2,567%    870%    15%        3%
Devaluation......................  1,059%    2,533%    613%    15%        2%

  As a result of the Real Plan, the rate of inflation and the rate of devaluation have been reduced considerably since July 1, 1994. As measured by the IGPM Index, the rate of inflation for the second six months of 1994 was 38%, as compared to 763% for the first six months of 1994. For the year ended December 31, 1995, the rate of inflation was 15%, and in the first three months of 1996, the rate of inflation was 3%.

  On July 1, 1994, the Real was introduced with an exchange rate initially set at R$1.00 to U.S. $1.00. In March 1995, the Brazilian government introduced new exchange rate policies which established a trading band for the Real against the U.S. dollar and, since then, the Real has devalued relative to the U.S. dollar. The commercial exchange rates for the Real as quoted on Reuters Screen Page BRBY at the close of market at the end of, and the range of such exchange rates during, the periods indicated below were as follows:

                                                                  TWELVE MONTHS
                                                                 ENDED DECEMBER
                                                                    31, 1995
                                                                 ---------------
                                            AT DECEMBER 31, 1995  HIGH     LOW
                                            -------------------- ------- -------
   Real equivalent of $1.00................       R$0.973        R$0.973 R$0.834
                                                                  THREE MONTHS
                                                                 ENDED MARCH 31,
                                                                      1996
                                                                 ---------------
                                             AT MARCH 31, 1996    HIGH     LOW
                                            -------------------- ------- -------
   Real equivalent of $1.00................       R$0.988        R$0.988 R$0.973

  For further information regarding the potential material adverse effect on the Company's results of operations and financial condition from inflation and devaluation, see "Risk Factors--Risk Factors Relating to Brazil Generally-- Economic Uncertainty" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Inflation and Exchange Rates."

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The following table sets forth certain information as of the date of this Prospectus with respect to each person who is an executive officer or director of the Company and the general managers of the three operating systems:

                NAME                                            POSITION
                ----                                            --------
Douglas M. Karp(1)...................  Chairman of the Board
Hermano Studart Lins de Albuquerque..  Chief Executive Officer, Secretary and Director
Carlos Andre Studart Lins de
 Albuquerque.........................  President, Chief Operating Officer, Treasurer and Director
Alvaro J. Aguirre....................  Chief Financial Officer and Director
Gary D. Nusbaum(1)...................  Vice President and Director
Jose Augusto Pinto Moreira (1) ......  Director
Adriano Nascimento Barbosa...........  General Manager of Brasilia System
Ivan Alexandre Barcellos.............  General Manager of Goiania System
Rafael Augusto Colino................  General Manager of Belem System

- --------
(1) Member of the Compensation Committee and Audit Committee.

  DOUGLAS M. KARP has served as Chairman of the Board of TV Filme, Inc. since its incorporation. Mr. Karp has been a Managing Director of E.M. Warburg, Pincus & Co., Inc. since May 1991. Prior to joining E. M. Warburg, Pincus & Co., Inc., Mr. Karp held several positions with Salomon Inc, including Managing Director from January 1990 to May 1991, Director from January 1989 to December 1989 and Vice President from October 1986 to December 1988. Mr. Karp is a director of LCI International, Inc., TresCom International, Inc. and several privately held companies. Mr. Karp is 41 years old.

  HERMANO STUDART LINS DE ALBUQUERQUE, one of the co-founders of the Company, has served as Chief Executive Officer, Secretary and a director of TV Filme, Inc. since its incorporation. Mr. Lins received a Master's degree in Artificial Intelligence from the University of Sussex, England and a Bachelor of Science degree in Electronic Engineering from the University of Brasilia. Mr. Lins is a member of the MMDS Regulation Commission, a Brazilian government advisory board and is a member of the Technical Advisory Board for National Satellite Publishing Inc. Mr. Lins is 33 years old.

  CARLOS ANDRE STUDART LINS DE ALBUQUERQUE, one of the co-founders of the Company, has served as President, Chief Operating Officer, Treasurer and a director of TV Filme, Inc. since its incorporation. Mr. Lins received a Bachelor of Science degree in Physics from the University of Brasilia and a Bachelor of Science degree in Mathematics from the University of Ceub. Mr. Lins is 32 years old.

  ALVARO J. AGUIRRE has served as Chief Financial Officer and a director of TV Filme, Inc. since June 1996. Prior to joining TV Filme, Inc., Mr. Aguirre was a member of the Latin America Corporate Finance Group of Morgan Stanley & Co., Inc. from 1994 to 1996 and a securities attorney at the law firm of Sullivan & Cromwell from 1991 to 1994. Mr. Aguirre is 30 years old.

  GARY D. NUSBAUM has served as Vice President and a director of TV Filme, Inc. since its incorporation. Mr. Nusbaum has been a Vice President of Warburg, Pincus Ventures, Inc. since January 1995. From September 1989 to December 1994, Mr. Nusbaum was an associate at Warburg, Pincus Ventures, Inc. Mr. Nusbaum is a director of TresCom International, Inc. and several privately held companies. Mr. Nusbaum is 29 years old.

  JOSE AUGUSTO PINTO MOREIRA has served as a director of TV Filme, Inc. since its incorporation. Mr. Moreira has been the Executive Vice-President of Finance and Administration of Abril S.A. since 1982. Mr. Moreira is a director of several privately held companies. Mr. Moreira is 52 years old.

  ADRIANO NASCIMENTO BARBOSA has served as the General Manager of the Brasilia System since November 1995. Prior to joining the Company, Mr. Barbosa served as Commercial Director of Down Tec Engenharia Sameamento e Servicos, Ltda., an engineering company, from 1993 to 1995 and held several positions with Badius Engenharia Ltda., an engineering company, from 1988 to 1993, including Director, Head Office Manager and Information Manager. Mr. Barbosa is 32 years old.

  IVAN ALEXANDRE BARCELLOS has served as the General Manager of the Goiania System since its inception in late 1994. Prior to joining the Company, Mr. Barcellos served as National Commercial Manager for Industrias Reunidas Sao Jorge, a food manufacturing and processing company, from 1985 to 1994. Mr. Barcellos is 44 years old.

  RAFAEL AUGUSTO COLINO has served as the General Manager of the Belem System since its inception in late 1994. Prior to joining the Company, Mr. Colino served as Regional Manager of Listel, a subsidiary of Abril S.A. in the telephone directory printing business, from 1987 to 1994. Mr. Colino is 50 years old.

  At present, the Board of Directors of the Company (the "Board of Directors") is composed of six directors. Prior to the consummation of this offering, Warburg, Pincus, Tevecap, Mrs. Maria Nise Lins, Mr. Hermano Lins, Mr. Carlos Andre Lins and Ms. Maria Veronica Lins (with Mrs. Maria Nise Lins, Mr. Hermano Lins and Mr. Carlos Andre Lins, the "Lins Family") will enter into a Stockholders Agreement (the "Stockholders Agreement"), pursuant to which, among other things, Warburg, Pincus will agree to vote for (i) two designees of Tevecap to the Board of Directors of Tevecap, as long as Tevecap and its affiliates own at least 13% of the outstanding shares of Common Stock and (ii) one designee of Tevecap to the Board of Directors, as long as Tevecap and its affiliates own at least 5% of the outstanding shares of Common Stock. Pursuant to the Stockholders Agreement, Warburg, Pincus also will agree to provide Tevecap with certain rights of first offer in the event Warburg, Pincus proposes to sell shares of its Common Stock. See "Description of Capital Stock--Principal Stockholders." Following completion of this offering, the Company intends to elect two additional persons, each of whom will be an independent director, to the Board of Directors of the Company.

  The Board of Directors is divided into three classes serving staggered three-year terms. At each annual meeting of stockholders of the Company, successors to the class of directors whose term expires at such meeting will be elected to serve for three-year terms and until their successors are elected and qualified. Messrs. Hermano Lins and Nusbaum are Class I directors and their terms expire at the first annual meeting after the date hereof; Messrs. Karp and Carlos Andre Lins are Class II directors and their terms expire at the second annual meeting after the date hereof; and Messrs. Moreira and Aguirre are Class III directors and their terms expire at the third annual meeting after the date hereof. Executive officers hold office until their successors are chosen and qualified, subject to earlier removal by the Board of Directors. Mr. Hermano Lins and Mr. Carlos Andre Lins are brothers. There are no other family relationships among any of the directors or executive officers of the Company.

  The Board of Directors has established two committees, a Compensation Committee and an Audit Committee. The Compensation Committee reviews general policy matters relating to compensation and benefits of employees and officers of the Company and administers the 1996 Stock Option Plan. The Audit Committee recommends the firm to be appointed as independent accountants to audit the Company's financial statements, discusses the scope and results of the audit with the independent accountants, reviews with management and the independent accountants the Company's interim and year-end operating results, considers the adequacy of the internal controls and audit procedures of the Company and reviews the non-audit services to be performed by the independent accountants.

  Following the completion of this offering, independent directors will receive an annual fee of $10,000, a meeting fee of $1,000 for every board meeting attended and each committee meeting held separately and a $500 fee for each board meeting or committee meeting participated in by telephone. All directors will be reimbursed for out-of-pocket expenses. Under the 1996 Stock Option Plan, the Company may, from time to time and in the sole discretion of the Board of Directors, grant options to directors other than members of the Compensation Committee.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Company did not have a Compensation Committee during 1995. As a result, Messrs. Karp, Nusbaum, Hermano Lins, Carlos Andre Lins and Moreira participated in deliberations concerning executive officer compensation. The Board of Directors will establish a Compensation Committee comprised of Messrs. Karp, Nusbaum and Moreira prior to the consummation of this offering. Mr. Karp is a general partner of Warburg, Pincus & Co., a New York general partnership which is the sole general partner of Warburg, Pincus. Mr. Moreira is the Executive Vice-President of Finance and Administration of Abril S.A.

EXECUTIVE COMPENSATION

  The following table sets forth a summary of the compensation paid or accrued by the Company for services rendered to the Company in all capacities for the fiscal year ended December 31, 1995 by its Chief Executive Officer and each of the Company's other executive officers whose total salary and bonus exceeded $100,000 during the last fiscal year (collectively, the "Named Executive Officers"):

                          SUMMARY COMPENSATION TABLE

                                                            LONG-TERM
                                        ANNUAL            COMPENSATION
                                     COMPENSATION            AWARDS
                                   ---------------- -------------------------
                                                    SECURITIES UNDERLYING
NAME AND PRINCIPAL POSITION   YEAR SALARY   BONUS        OPTIONS (#)
- ---------------------------   ---- ------- -------- ---------------------
Hermano Studart Lins de
 Albuquerque                  1995 $98,463 $111,500        49,788
  Chief Executive Officer
Carlos Andre Studart Lins de
 Albuquerque                  1995  98,463  111,500        49,788
  Chief Financial Officer

EMPLOYMENT AGREEMENTS

  Prior to consummation of this offering, the Company and ITSA will enter into employment agreements with each of Messrs. Hermano Lins and Carlos Andre Lins, pursuant to which Mr. Hermano Lins will agree to serve full time as Chief Executive Officer and Secretary of the Company, Mr. Carlos Andre Lins will agree to serve full time as President, Chief Operating Officer and Treasurer of the Company, and each will agree to serve in comparable executive positions at ITSA. The annual base salary under such agreements for each of Messrs. Lins will be $125,000. Such salaries are to be reviewed at least annually by the Board of Directors of the Company and may be increased but may not be decreased. In addition, each of Messrs. Lins will be eligible to receive an annual bonus, payable by ITSA, in amounts to be determined by the Board of Directors of the Company, taking into consideration, among other things, the financial and operating performance of the Company. Pursuant to each of Messrs. Lins's employment agreements, if the Company terminates the executive's employment either without "cause" (as defined therein) or because of the death of the executive, ITSA is required to pay the executive any unpaid base salary accrued through the date of termination, plus an amount equal to an additional 12 months' base salary. Although Brazilian law does not permit employment agreements of this type to be for a fixed term, each agreement does include a non-competition provision and a prohibition on the solicitation of clients and employees.

  Prior to consummation of this offering, the Company also will enter into an employment agreement with Mr. Aguirre, pursuant to which Mr. Aguirre will agree to serve full time as Chief Financial Officer of the Company until December 31, 1998, unless earlier terminated in accordance with the terms of such agreement. The annual base salary under such agreement will be $125,000. Such salary is to be reviewed at least annually by the Board of Directors of the Company and may be increased but may not be decreased. In addition, Mr. Aguirre will be eligible to receive an annual bonus. Such annual bonus will be $125,000 for the period ending December 31, 1996, with amounts for subsequent years to be determined by the Board of Directors of the Company, taking into consideration, among other things, the financial and operating performance of the Company. Upon executing his employment agreement, Mr. Aguirre is to receive a one-time bonus of $50,000. Pursuant to Mr. Aguirre's employment agreement, if the Company terminates Mr. Aguirre's employment because of the death or disability of Mr. Aguirre, the Company is required to pay Mr. Aguirre or his estate any unpaid base salary accrued through the date of termination, plus an amount equal to an additional 12 months' base salary. If the Company terminates Mr. Aguirre without "cause" (as defined therein), the Company is required to pay Mr. Aguirre any unpaid base salary accrued through the date of termination, plus an amount equal to the unpaid base salary for the balance of the term and the pro rata portion of any agreed annual bonus. The agreement includes a non-competition provision and a prohibition on the solicitation of clients and employees.

STOCK OPTIONS

1996 Stock Option Plan

  Prior to the consummation of this offering, the Board of Directors will adopt and the stockholders of the Company will approve the 1996 Stock Option Plan (the "1996 Stock Option Plan"), which will provide for the grant to officers, key employees and consultants of the Company of both "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), and stock options that are non-qualified for United States Federal income tax purposes. The total number of shares of Common Stock for which options may be granted pursuant to the 1996 Stock Option Plan will be 936,432, subject to certain adjustments reflecting changes in the Company's capitalization. In addition, no employee may receive options for more than 200,000 shares of Common Stock in the aggregate in any fiscal year. The 1996 Stock Option Plan will be administered by the Compensation Committee. The Compensation Committee will determine, among other things, which officers, employees and consultants will receive options under the plan, the time when options will be granted, the type of option (incentive stock options or non-qualified stock options, or both) to be granted, the number of shares subject to each option, the time or times when the options will become exercisable, and, subject to certain conditions discussed below, the option price and duration of the options. Members of the Compensation Committee will not be eligible to receive options under the plan.

  The exercise price of incentive stock options will be determined by the Compensation Committee, but may not be less than the fair market value on the date of grant and the term of any such option may not exceed ten years from the date of grant. With respect to any participant in the 1996 Stock Option Plan who owns stock representing more than 10% of the voting power of the outstanding capital stock of the Company, the exercise price of any incentive stock option may not be less than 110% of the fair market value of such shares on the date of grant and the term of such option may not exceed five years from the date of grant.

  The exercise price of non-qualified stock options will be determined by the Compensation Committee on the date of grant, but may not be less than the par value of the Common Stock on the date of grant, and the term of such option may not exceed ten years from the date of grant.

  Payment of the option price may be made by certified or bank cashier's check, by tender of shares of Common Stock then owned by the optionee or by any other means acceptable to the Company. Options granted pursuant to the 1996 Stock Option Plan will not be transferable, except by will or the laws of descent and distribution in the event of death. During an optionee's lifetime, the option will be exercisable only by the optionee.

  The Board of Directors will have the right at any time and from time to time to amend or modify the 1996 Stock Option Plan, without the consent of the Company's stockholders or optionees; provided that no such action may adversely affect options previously granted without the optionee's consent, and provided further that no such action, without the approval of the stockholders of the Company, may increase the total number of shares of Common Stock which may be purchased pursuant to options under the plan, expand the class of persons eligible to receive grants of options under the plan, decrease the minimum option price, extend the maximum term of options granted under the plan or extend the term of the plan. The expiration date of the 1996 Stock Option Plan after which no option may be granted thereunder will be ten years from the effective date of the Plan.

  Concurrently with this offering, the Company intends to grant options to purchase 407,000 shares under the 1996 Stock Option Plan pursuant to which options to purchase 297,000 shares of Common Stock will be exercisable at a price per share equal to the public offering price set forth on the cover page hereof and options to purchase 110,000 shares of Common Stock will be exercisable at $11.00 per share. Such options generally will vest and become exercisable at the rate of 20% per year for five years beginning on the first anniversary of consummation of this offering.

  After the completion of this offering, the Company expects to file with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-8 covering the shares of Common Stock underlying options granted under the 1996 Stock Option Plan.

 Option Grants

  The following table sets forth certain information regarding options granted during the fiscal year ended December 31, 1995 by the Company to the Named Executive Officers, all of which options were exercised immediately upon issuance.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                 POTENTIAL REALIZABLE VALUE
                                                                                         AT ASSUMED
                                                                                   ANNUAL RATES OF STOCK
                                                                                   PRICE APPRECIATION FOR
                                            INDIVIDUAL GRANTS                          OPTION TERM(1)
                         ------------------------------------------------------- --------------------------
                                     % OF TOTAL
                                       OPTIONS
                         SECURITIES  GRANTED TO  EXERCISE OR  MARKET
                         UNDERLYING   EMPLOYEES     BASE     PRICE ON
                           OPTIONS       IN         PRICE    DATE OF  EXPIRATION
          NAME           GRANTED (#) FISCAL 1995  ($/SHARE)   GRANT      DATE       0%       5%      10%
          ----           ----------- ----------- ----------- -------- ---------- -------- -------- --------
Hermano Studart Lins de
 Albuquerque............   49,788         50%        -- (2)   $3.13      None    $156,015 $254,149 $404,706
Carlos Andre Studart
 Lins de Albuquerque....   49,788         50         -- (2)    3.13      None     156,015  254,149  404,706

- --------
(1) Options had no expiration date, but calculations assume a 10-year expiration date in accordance with the 1996 Stock Option Plan.

(2) Nominal.

  The following table sets forth certain information concerning each exercise of stock options during the fiscal year ended December 31, 1995 by the Named Executive Officers. There were no unexercised stock options held by the Named Executive Officers at the end of the fiscal year.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR

                                                             SHARES    AGGREGATE
                                                          ACQUIRED ON    VALUE
     NAME                                                 EXERCISE (#) REALIZED
     ----                                                 ------------ ---------
     Hermano Studart Lins de Albuquerque.................    49,788    $156,015
     Carlos Andre Studart Lins de Albuquerque............    49,788     156,015

                             CERTAIN TRANSACTIONS

  The Company has been a party to the following transactions with its executive officers, directors and five percent stockholders:

  In May 1993, the Company issued and sold 1,169,096 shares of Common Stock (after giving effect to the Restructuring) to Tevecap for a purchase price of $1,300,000.

  In July 1994, the Company effected a recapitalization pursuant to which Mrs. Maria Nise Lins, Mr. Hermano Lins, Mr. Carlos Andre Lins and Tevecap exchanged all of their shares of common stock of TV Filme Servicos de Telecomunicacoes S.A. (the predecessor company to ITSA) on a one-for-one basis for shares of common stock of ITSA (the predecessor company of TV Filme, Inc.).

  In July 1994, the Company issued and sold 2,126,132 shares of Common Stock (after giving effect to the Restructuring) to Warburg, Pincus for an aggregate purchase price of $5,000,000.

  In August 1995, the Company issued and sold 1,052,924 shares of Common Stock (after giving effect to the Restructuring) to Warburg, Pincus for an aggregate purchase price of $3,300,000.

  In March 1996, the Company issued and sold 783,700 shares of Common Stock and warrants to purchase an additional 567,952 shares of Common Stock (after giving effect to the Restructuring) to Warburg, Pincus for approximately $5,100,000, and issued and sold 287,664 shares of Common Stock and warrants to purchase an additional 208,372 shares of Common Stock (after giving effect to the Restructuring) to Tevecap for approximately $1,875,000. Such warrants are exercisable at $6.52 per share.

  Immediately prior to the consummation of this offering, in connection with the Restructuring the Company will issue 3,962,756, 1,456,760, 254,472, 254,472 and 1,069,520 shares of Common Stock to Warburg, Pincus, Tevecap, Mr. Hermano Lins, Mr. Carlos Andre Lins and Mrs. Maria Nise Lins, respectively, with a value at an assumed initial public offering price of $11.00 per share of $43,590,316, $16,024,360, $2,799,192, $2,799,192 and $11,764,720,
respectively. Such shares will be issued in exchange for all of their shares of common stock of ITSA, which have the same value as the shares of Common Stock to be received in the exchange.

  Immediately prior to the consummation of this offering, in connection with the Restructuring the Company will issue warrants to purchase 567,952 shares of Common Stock to Warburg, Pincus and warrants to purchase 208,372 shares of Common Stock to Tevecap in exchange for all of their warrants to purchase shares of common stock of ITSA.

  From time to time during January 1994 to March 1996, Tevecap and certain of its affiliates made short-term loans to the Company for working capital purposes. During this period, the maximum amount outstanding pursuant to such loans was approximately $6,400,000. As of March 31, 1996, the Company had no outstanding indebtedness to Tevecap or such affiliates. During April 1996, the Company resumed borrowing from Tevecap and its affiliates for working capital purposes, none of which borrowings will remain outstanding upon consummation of this offering.

  From December 1993 to April 2, 1996, certain members of the Lins family, including Mr. Hermano Lins, Chief Executive Officer and Secretary of the Company, Mr. Carlos Andre Lins, the President, Chief Operating Officer and Treasurer of the Company, their mother Mrs. Maria Nise Lins and several of her other children, owned in the aggregate 100% of Prava Sistemas de Comunicacoes Ltda. ("Prava"), which provides wireless cable installation services to hotels, hospitals and single-family houses, among other services. Messrs. Lins each owned approximately 7% of Prava and Mrs. Maria Nise Lins owned approximately 40% of Prava during such period. In the years ended December 31, 1995, 1994 and 1993, respectively, Prava's revenues from the Company were approximately $260,000, $70,000, and $0 representing, respectively, approximately 65%, 37% and 0% of Prava's total revenues for such year. On April 2, 1996, the Lins family sold all of their interests in Prava to unrelated third parties.

  In July 1994, the Company, Tevecap and certain other parties thereto entered into an agreement pursuant to which Tevecap agreed to provide exclusive programming to the Company. In June 1996, the Company and Tevecap entered into the Programing Agreement pursuant to which the terms of the aforementioned programming arrangement will be amended upon consummation of this offering. See "Business--Programming." From time to time, in connection with the aforementioned agreement, the Company enters into agreements with TVA and certain of its affiliates regarding specified channels. The agreements typically have a two year term and determine the monthly fees which the Company pays for such channels. In the years ended December 31, 1995, 1994 and 1993, TVA's and its affiliates' revenues from the Company aggregated approximately $1.3 million, $0.2 million and $.01 million, respectively, net of discounts on programming fees, compared to list prices. Such discounts received by the Company in 1995, 1994 and 1993 were $539,000, $340,000 and $28,000, respectively.

  In late 1994, TV Filme Servicos purchased licenses to operate the Company's wireless cable systems in Goiania and Belem from an affiliate of TVA for purchase prices of $400,000 each. The Company believes such prices were below fair market value. Such purchase prices were payable in equal annual installments of $100,000 per license, due in February of each of the years 1995, 1996, 1997 and 1998. Such installment payments do not bear interest. As of March 31, 1996, $400,000 remained outstanding.

  Prior to consummation of this offering, the Company will effect the Restructuring pursuant to which 51% of the voting stock of TV Filme Servicos and 17% of the economic interests in TV Filme Servicos, the subsidiary of the Company that holds all three licenses to operate the Company's wireless cable systems in Brasilia, Goiania and Belem, will be transferred to an entity organized in Brazil and substantially all of which will be owned by those Existing Stockholders who are Brazilian nationals, namely Tevecap S.A., Mrs. Maria Nise Lins, Messrs. Hermano Lins, Carlos Andre Lins and Wallach and Ms. Maria Veronica Lins. Messrs. Lins are also executive officers and directors of the Company. The Company will retain 49% of the voting securities of TV Filme Servicos and 83% of the economic interests in TV Filme Servicos. The Company will also have a representative on the executive management team of TV Filme Servicos and prohibitions over any sale or transfer of any current or future license held by TV Filme Servicos. The Company will enter into various agreements with TV Filme Servicos which will authorize ITSA's subsidiaries to operate the existing wireless cable systems under its current licenses and all other subscription television systems under future licenses. See "Business-- Restructuring."

  The Company believes that the above transactions were or are on terms no less favorable to the Company than could have been obtained in transactions with independent third parties. All future transactions between the Company and its officers, directors, principal stockholders or their respective affiliates, will be on terms no less favorable to the Company than can be obtained from unaffiliated third parties.

                          PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of Common Stock as of June 1, 1996, unless otherwise stated, after giving effect to the Restructuring and as adjusted to reflect the sale of the shares of Common Stock offered hereby with respect to (i) each person known by the Company to be the beneficial owner of more than 5% of the Common Stock,
(ii) each of the Company's directors, (iii) each of the Named Executive Officers and (iv) all directors and officers as a group.

                                                               PERCENTAGE  OF
                                                                   TOTAL(2)
                                                              -----------------
                                                    NUMBER     BEFORE   AFTER
NAME AND ADDRESS OF BENEFICIAL OWNER(1)          OF SHARES(2) OFFERING OFFERING
- ---------------------------------------          ------------ -------- --------
Warburg, Pincus Investors, L.P.
 466 Lexington Avenue
 New York, New York 10017(3)(4).................  4,530,708     57.6%    43.7%
Tevecap S.A.
 Rua do Rocio, 313
 Suite 101
 Sao Paulo, Brazil(5)...........................  1,665,132     22.2     16.7
Maria Nise Studart Lins de Albuquerque..........  1,069,520     14.7     10.9
Hermano Studart Lins de Albuquerque.............    254,472      3.5      2.6
Carlos Andre Studart Lins de Albuquerque........    254,472      3.5      2.6
Douglas M. Karp(4)(6)...........................  4,530,708     57.6     43.7
Jose Augusto Pinto Moreira(5)(7)................  1,665,132     22.2     16.7
Gary D. Nusbaum.................................        --       --       --
Alvaro J. Aguirre...............................        --       --       --
All executive officers and directors as a group
 (6 persons)....................................  6,704,784     83.1     63.4

- --------

 (1) Unless otherwise indicated above, the address for each stockholder identified above is c/o the Company, SCS, Quadra 07-Bl.A, Ed. Executive Tower, Sala 601, 70.300-911 Brasilia-DF, Brazil.

 (2) Beneficial ownership is determined in accordance with the rules of the Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of June 1, 1996 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder's name. Beneficial ownership computations assume no exercise of the Underwriters' over-allotment option.

 (3) The sole general partner of Warburg, Pincus is Warburg, Pincus & Co., a New York general partnership ("WP"). Lionel I. Pincus is the managing partner of WP and may be deemed to control it. E.M. Warburg, Pincus & Company, a New York general partnership ("E.M. Warburg"), manages Warburg, Pincus. WP has a 20% interest in the profits of Warburg, Pincus and through its wholly owned subsidiary, E.M. Warburg, Pincus & Co., Inc. ("EMW"), owns 1.13% of the limited partnership interests in Warburg, Pincus.

 (4) Includes 567,952 shares of Common Stock which Warburg, Pincus has the right to acquire through exercise of a warrant issued by the Company in March 1996. See "Description of Capital Stock--Warrants."

 (5) Includes 208,372 shares of Common Stock which Tevecap has the right to acquire through exercise of a warrant issued by the Company in March 1996. See "Description of Capital Stock--Warrants."

 (6) All of the shares indicated as owned by Mr. Karp are owned directly by Warburg, Pincus and are included because of Mr. Karp's affiliation with Warburg, Pincus. Mr. Karp, the Chairman of the Board of the Company, is a Managing Director of EMW and a general partner of WP and E.M. Warburg. As such, Mr. Karp may be deemed to have an indirect pecuniary interest, within the meaning of Rule 16a-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in an indeterminate portion of the shares of Common Stock beneficially owned by Warburg, Pincus, EMW and WP. Mr. Karp disclaims "beneficial ownership" of these shares within the meaning of Rule 13d-3 under the Exchange Act.

 (7) All of the shares indicated as owned by Mr. Moreira are owned directly by Tevecap and are included because of Mr. Moreira's affiliation with Tevecap. Mr. Moreira disclaims "beneficial ownership" of these shares within the meaning of Rule 13d-3 under the Exchange Act.

  Pursuant to the Stockholders Agreement, (i) Warburg, Pincus will grant Tevecap a right of first offer until July 1999 whenever Warburg, Pincus proposes to sell its shares of Common Stock in a private sale in an amount at least equal to 20% of the Company's then outstanding shares of Common Stock to a single purchaser (or group of related purchasers) in one transaction (or a series of related transactions) and (ii) the Lins Family will be entitled to certain "tag-along" rights. Pursuant to the Stockholders Agreement, Warburg, Pincus also has agreed to vote for up to two Tevecap designees to the Board of Directors. See "Management--Executive Officers and Directors."

                         DESCRIPTION OF CAPITAL STOCK

  At March 31, 1996, the authorized capital stock of the Company consisted of 50,000,000 shares of Common Stock, $.01 par value, and 1,000,000 shares of Preferred Stock, $.01 par value. At March 31, 1996, there were 7,291,176 shares of Common Stock outstanding (after giving effect to the Restructuring) held by eight stockholders. See "Capitalization," "Business--Restructuring" and "Principal Stockholders."

  The following summary description relating to the capital stock does not purport to be complete. Reference is made to the Certificate of Incorporation and the By-laws which are filed as exhibits to the Registration Statement of which this Prospectus is a part for a detailed description of the provisions thereof summarized below.

COMMON STOCK

  Holders of shares of Common Stock are entitled to one vote per share on all matters on which the holders of Common Stock are entitled to vote and do not have any cumulative voting rights. This means that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors if they choose to do so; and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any person to the Board of Directors. Subject to the rights of the holders of shares of any series of preferred stock, holders of Common Stock are entitled to receive such dividends as may from time to time be declared by the Board of Directors of the Company out of funds legally available therefor. Holders of shares of Common Stock have no preemptive, conversion, redemption, subscription or similar rights. In the event of a liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, holders of shares of Common Stock are entitled to share ratably in the assets of the Company which are legally available for distribution, if any, remaining after the payment or provision for the payment of all debts and other liabilities of the Company and the payment and setting aside for payment of any preferential amount due to the holders of shares of any series of preferred stock. All outstanding shares of Common Stock are, and all shares of Common Stock offered hereby when issued will be, upon receipt of payment therefor, validly issued, fully paid and non assessable.

  At present there is no established trading market for the Common Stock. The Common Stock of the Company has been approved for quotation on the Nasdaq National Market under the symbol "PYTV."

PREFERRED STOCK

  The Board of Directors is authorized to issue from time to time up to an aggregate of 1,000,000 shares of preferred stock in one or more series and to fix the rights, designations, preferences, qualifications, limitations and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series, without any further action by the stockholders of the Company. The issuance of preferred stock with voting rights could have an adverse affect on the voting power of holders of Common Stock by increasing the number of outstanding shares having voting rights. In addition, if the Board of Directors authorizes preferred stock with conversion rights, the number of shares of Common Stock outstanding could potentially be increased up to the authorized amount. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of Common Stock. Any such issuance could also have the effect of delaying, deterring or preventing a change in control of the Company and may adversely affect the rights of holders of Common Stock. The Board of Directors has no current plan to issue any shares of preferred stock.

DELAWARE LAW, CHARTER AND BY-LAW PROVISIONS

  Section 203 of the DGCL prevents an "interested stockholder" (defined in Section 203, generally, as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined in Section 203, generally, to include mergers or consolidations between a Delaware corporation and an "interested stockholder," transactions with an "interested stockholder" involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder's percentage ownership of stock) with a publicly-held Delaware corporation for three years following the date such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding voting stock held by directors who are also officers of the corporation and by employee benefit plans that do not provide employees with the right to determine confidentially whether shares held by the plan will be voted or tendered in a tender or exchange offer) or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and ratified at a meeting of stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

  The Certificate of Incorporation provides that the Company shall indemnify any officer or director of the Company or any person who was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust or other enterprise to the fullest extent permitted under and in accordance with the laws of the State of Delaware. The Certificate of Incorporation also eliminates in certain circumstances the liability of directors of the Company for monetary damages for breach of their fiduciary duty as directors. This provision does not eliminate the liability of a director (i) for breach of the director's duty of loyalty to the Company or its stockholders; (ii) for acts or omissions by the director not in good faith or which involve intentional misconduct or a knowing violation of law;
(iii) for willful or negligent declaration of an unlawful dividend, stock purchase or redemption; or (iv) for transactions from which the director derived an improper personal benefit. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

  The By-laws require the Company to indemnify any director or officer of the Company, or any person who is or was serving at the request of the Company as a director or officer of any other corporation, partnership, joint venture, trust or other enterprise, to the fullest extent permitted by law. Prior to the consummation of this offering, the Company expects to obtain officers' and directors' liability insurance for members of its Board of Directors and executive officers. In addition to the indemnification provided in the Certificate of Incorporation and By-laws, the Company expects to enter into agreements to indemnify its directors and officers.

  The Certificate of Incorporation and By-laws include certain provisions which are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and which may have the effect of delaying, deterring or preventing a future takeover or change in control of the Company unless such takeover or change in control is approved by the Board of Directors. Such provisions may also render the removal of the directors and management more difficult. The Certificate of Incorporation provides that the Board of Directors of the Company be divided into three classes serving staggered three-year terms. The Certificate of Incorporation and By-laws also include restrictions on who may call a special meeting of stockholders, provide that stockholders may act only at an annual or special meeting and provide that stockholders may not act by written consent. The By-laws contain an advance notice procedure with regard to the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors and with regard to certain matters to be brought before an annual meeting of stockholders of the Company. In general, notice must be received by the Company not less than 60 days prior to the meeting and must contain certain specified information concerning the person to be nominated or the matter to be brought before the meeting and concerning the stockholder submitting the proposal.

WARRANTS

  In March 1996 in connection with its private equity placement, the Company granted to Warburg, Pincus, Tevecap, Mr. Pearson and Mr. Wallach the 1996 Warrants to purchase 567,952, 208,372, 9,220, and 9,220 shares of Common Stock, respectively, at an exercise price of $6.52 per share, all of which are currently exercisable and will remain outstanding after completion of this offering.

  The exercise price and the number of shares of Common Stock subject to the 1996 Warrants may, under certain circumstances, be subject to adjustment pursuant to anti-dilution provisions contained therein. In addition, the warrant holders have certain registration rights with respect to shares of Common Stock issuable upon exercise of the 1996 Warrants. See "--Registration Rights."

REGISTRATION RIGHTS

  Under the terms of the Registration Rights Agreement to be entered into upon consummation of this offering, the Company has granted Tevecap, Warburg, Pincus, the Lins family, Mr. Wallach and Mr. Pearson (the "Rights Holders") registration rights, covering an aggregate of 7,071,740 shares of Common Stock. If the Company proposes to register any of its securities under the Securities Act, the Rights Holders are entitled to notice of such registration and to include their Registrable Shares (as defined therein) in such registration, subject to certain limitations. In addition, Warburg, Pincus, Tevecap or the Lins family may require the Company to register any or all of their Registrable Shares, provided that the Company will only be required to effect the following registrations: (i) two (2) such registrations requested by Warburg, Pincus, (ii) two (2) such registrations requested by Tevecap and
(iii) two (2) such registrations requested by the Lins Family, subject to certain limitations. Each of the Rights Holders is entitled to notice of such request for registration and to have all or any portion of their Registrable Shares included in such registration, subject to certain limitations. All expenses relating to the filing of such registration statements, excluding underwriting discounts and selling commissions attributable to the Registrable Shares and the fees and expenses of such Rights Holder's own counsel, will be paid by the Company. The Company is required to use its diligent best efforts to effect such registrations, subject to certain conditions and limitations.

  Under the terms of the 1996 Warrants, if the Company proposes to register any of its securities under the Securities Act, the holders of the 1996 Warrants are entitled to notice of such registration and to include the shares underlying the 1996 Warrants in such registration, subject to certain limitations. All expenses relating to the filing of such registration statements, excluding underwriting discounts and selling commissions attributable to the underlying shares and the fees and expenses of such warrant holder's own counsel, shall be paid by the Company.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is Chase Mellon Stockholder Services.

                              TAX CONSIDERATIONS

BRAZILIAN TAX CONSIDERATIONS

  The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of ITSA's stock by the Company. It is based on the assumption that the investment by the Company in ITSA's stock will be registered with the Central Bank of Brazil. The summary is based on Brazilian laws as currently in effect and, therefore, any change in such law may affect the consequences described below.

  Registered Capital. The amount the Company invests in ITSA's stock must be registered (the "Registered Capital") with the Central Bank of Brazil to permit the remittance outside Brazil of foreign currency acquired with distributions on such stock or amounts realized with respect to dispositions of such stock. The Central Bank of Brazil officially records the amount of such investment in a Certificate of Registered Capital.

  Capital Contributions; Dividend Distributions; Capital Repatriation. The Company is permitted to make capital contributions to ITSA without prior approval by the Central Bank of Brazil. The Company must register a capital contribution with the Central Bank of Brazil, however, within 30 days after the date on which the capital contribution is converted into Reals (which conversion date would normally be the date on which the capital contribution occurs). Capital contributions made by the Company to ITSA are not subject to any taxation in Brazil. Conversion into Reals of any capital contribution made in the form of foreign currency also is not subject to Brazilian tax.

  As a general matter, dividends distributed by a Brazilian corporation are subject to taxation only to the extent such dividends are declared out of profits generated by the corporation prior to January 1, 1996. ITSA did not generate any profits before January 1, 1996, so dividends distributed by it should not be subject to Brazilian tax. A 15% Brazilian capital gains tax could be imposed, however, with respect to transactions treated as capital gain repatriations. One type of capital gain repatriation would be a distribution by ITSA that is derived neither from its profits nor its Registered Capital. (Accordingly, ITSA can make distributions from its profits and its Registered Capital without incurring any Brazilian capital gains tax.) The second type of capital gain repatriation would be the Company's sale of ITSA stock to a Brazilian resident. In that case, capital gains tax would be imposed to the extent the amount realized on such sale exceeds the amount of ITSA's Registered Capital. (Accordingly, sales by the Company of its ITSA stock to non-residents of Brazil will not be subject to Brazilian capital gains tax, and sales to Brazilian residents will be subject to such tax only to the extent the amount realized from the sale exceeds ITSA's Registered Capital.) Remittance of Registered Capital does not require prior approval by the Central Bank of Brazil, but prior approval is required for remittance of a capital gain.

  Stamp and Excise Taxes. There are no stamp, transfer, estate, gift or other similar taxes in Brazil applicable to the ITSA stock.

  Tax on Financial Transactions ("IOF"). Recent Brazilian tax changes (Decree No. 1,815 and Administrative Rule No. 28, both dated as of February 8, 1996) provide that IOF tax will be levied on certain transactions in which foreign currency enters Brazil. Under the new rules, IOF tax will not be imposed on foreign currency used to make equity investments. As a result, contributions to ITSA's capital (or purchases of ITSA's stock) by the Company will not be subject to IOF tax. The tax will be imposed, however, on any loan made by the Company to ITSA that has an average maturity of less than six years. The tax, which is imposed at one time at the inception of the loan, is imposed at rates varying from 5% (for loans with average maturities of less than three years) to 1% (for loans with average maturities of at least five but less than six years).

UNITED STATES TAX CONSIDERATIONS

  United States Tax Considerations for Holders of Common Stock. The following discussion summarizes the principal United States Federal income tax consequences of the acquisition, ownership and disposition of Common Stock by United States Holders (as such term is defined below) that hold such stock as capital assets. The summary is based on United States law in effect on the date of this Prospectus. Changes to such law after the date of this prospectus could affect the tax considerations described herein. In addition, the summary does not attempt to describe all the tax considerations that may be relevant to a particular holder. Accordingly, each holder should consult his own tax adviser concerning the tax consequences of the ownership of Common Stock to him, including the consequences under state and local tax laws. For purposes of this summary, the term "United States Holder" means a holder that is (i) a citizen or resident of the United States, (ii) a corporation organized under the laws of the United States or any state thereof, or (iii) otherwise subject to United States Federal income taxation on a net basis with respect to the Common Stock.

  Taxation of Dividends. The Company does not expect to pay dividends. If the Company's dividend policy changes, however, a United States Holder will recognize ordinary income for United States Federal income tax purposes in an amount equal to the amount of any cash or the value of any property distributed by the Company to the extent that such distribution is paid out of current or accumulated earnings and profits of the Company. To the extent that any such distribution exceeds the Company's earnings and profits, it will be treated as a nontaxable return of capital to the extent of the United States Holder's basis in his Common Stock and thereafter as capital gain. Dividends received by United States Holders that are corporations will be eligible for the dividends-received deduction available to such corporations. Any dividends paid by the Company will be subject to the information reporting and backup withholding requirements of the Internal Revenue Code. Backup withholding will not apply, however, to any United States holder that (i) is a corporation or other exempt holder or (ii) provides a taxpayer identification number on a properly completed Internal Revenue Service Form W-9 and certifies that it has not lost its exemption from backup withholding.

  Taxation of Disposition Proceeds. A United States Holder's tax basis in his Common Stock will generally equal the cost of such stock to such holder, reduced by the amount of any distributions to such holder that were treated as non-taxable returns of capital. A United States Holder that is (i) an individual who owns (directly or through the application of attribution rules) less than 10 percent of the total combined voting power of all the Company's voting stock or (ii) a corporation, will recognize capital gain with respect to any disposition of his or its Common Stock in an amount equal to the difference between the amount realized on the disposition and such holder's tax basis in such Common Stock. An individual United States Holder who has owned 10 percent or more of the voting power of the Company's stock for at least one year at the time of disposition will be subject to special rules under which a portion of the proceeds of any dispositions of his shares could be treated as a dividend for United States Federal income tax purposes. The portion treated as a dividend would be taxable as ordinary income rather than capital gain. The portion of the proceeds that would be treated as a dividend would generally be equal to the earnings and profits of ITSA attributable (under rules contained in United States Treasury Department regulations) to the stock held by such holder.

  United States Taxation of the Company. The following discussion summarizes certain United States Federal income tax consequences that result from the creation of the Company to hold the stock of ITSA. The discussion does not attempt to address all the tax consequences that may result from the adoption of the United States holding company structure. Rather, the discussion focuses on the United States Federal income tax consequences of the structure that are most significant.

  The Company is a United States corporation and is therefore subject to United States Federal income tax on its income from all sources. The only asset of the Company (and accordingly its only potential source of income) is expected to be the stock of ITSA. ITSA does not expect to pay any dividends and, therefore, the Company should not have any income for United States Federal income tax purposes unless it is subject to certain United States tax rules under which it could be required to include amounts in its income despite the fact that it has not received any actual distributions from ITSA. It is possible, however, that the Company may own other assets (such as temporary investment assets) that produce income. The income earned with respect to any such assets owned by the Company will be subject to United States Federal income tax.

  The Company could be required to include amounts in its income in the absence of its receipt of any actual distributions from ITSA if ITSA (or one of its subsidiaries) constitutes a "controlled foreign corporation" (a "CFC"), a "foreign personal holding company" (a "FPHC") or a "passive foreign investment company" (a "PFIC") for United States Federal income tax purposes. If the Company is required to include any amounts in income under the CFC, FPHC or PFIC rules, it will incur some United States Federal income tax liability in the year of such inclusion.

  To constitute a FPHC, at least 60 percent of a corporation's income must constitute "foreign personal holding company income" ("FPHCI") in any taxable year (the "FPHCI Test") and five or fewer United States individuals must own (directly or indirectly) more than 50 percent of the voting power or value of the corporation's stock (the "Ownership Test"). FPHCI generally includes interest, dividends, royalties and other types of "passive" income. For purposes of the FPHCI Test, dividends received by ITSA from its three operating subsidiaries generally would be treated as FPHCI only to the extent the dividends were attributable to FPHCI earned by the subsidiaries. Also, royalties earned by TV Filme Servicos will constitute FPHCI. For purposes of the Ownership Test, Warburg, Pincus will generally be treated as an indirect owner of stock in ITSA and each of its subsidiaries and all such stock owned will be treated as being owned by a single United States individual.

  It is possible that the Ownership Test will be satisfied with respect to ITSA and its subsidiaries, primarily because the indirect stock interest owned by Warburg, Pincus in ITSA and its subsidiaries will be treated as owned by a single U.S. individual. Nevertheless, the Company does not expect that ITSA, TV Filme Brasilia, TV Filme Goiania or TV Filme Belem will constitute a FPHC because less than 60 percent of each such entity's income should constitute FPHCI. There can be no assurance, however, that ITSA or one or more of those subsidiaries will not become a FPHC in the future. In addition, if the Ownership Test is satisfied with respect to TV Filme Servicos in any taxable year, it is expected that TV Filme Servicos would constitute a FPHC for such year. In that case, a portion of the taxable income of TV Filme Servicos in such taxable year (after certain adjustments) would be included in the taxable income of the Company on the last day of such year. Accordingly, the Company would owe United States Federal income tax with respect to such income to the extent it is unable to use foreign tax credits to offset such tax. The ability of the Company to use foreign tax credits to reduce its United States Federal income tax liability would depend on many factors, including the rate of tax imposed in Brazil on TV Filme Servicos' income. In any event, however, the United States Federal taxable income of TV Filme Servicos is not expected to be material in any taxable year, although no assurance can be given in that regard.

  To constitute a PFIC, either (i) at least 75 percent of a corporation's income in any taxable year must constitute dividends, interest or other "passive" income (the "income test") or (ii) at least 50 percent of the average assets of the corporation (determined by reference to the adjusted tax basis of the corporation's assets for United States earnings and profits purposes) during any taxable year must constitute assets that give rise to "passive" income (the "asset test"). For purposes of the income test, (a) ITSA will be treated as if it received directly its proportionate share of the income of each of its subsidiaries and (b) royalties received by TV Filme Servicos should constitute passive income only to the extent such royalties are allocable to passive income earned by ITSA's other subsidiaries. For purposes of the asset test, ITSA will be treated as owning directly all the assets held by its subsidiaries.

  Based on its projections, the Company does not expect that ITSA or any of its subsidiaries will satisfy either the income or the asset test and, accordingly, does not expect that ITSA or any subsidiary will constitute a PFIC. It is conceivable, however, that if the proceeds of this offering are not deployed to expand existing wireless cable systems or launch or purchase additional systems in accordance with the Company's plans, ITSA or one of its subsidiaries could constitute a PFIC for some period of time. If ITSA or the relevant subsidiary also had earnings and profits (as determined under United States Federal income tax rules) during such period, the Company could be subject to United States Federal income tax with respect to such income. (The Company plans to make a protective election to treat ITSA and each of its subsidiaries as "qualified electing funds" so that any such income will be treated as currently included in the Company's United States Federal taxable income. Making such election should also avoid the application of rules that would impose additional United States Federal income taxes on the receipt of distributions from ITSA in the event ITSA or one of its subsidiaries were to qualify as a PFIC.) In that case, the Company may be able to use foreign tax credits to reduce its United States Federal income tax liability. Certain factors that will affect the Company's ability to use foreign tax credits to reduce its United States Federal income tax liability are described below (in the discussion regarding ITSA's status as a CFC).

  The Company expects that ITSA and each of its subsidiaries will constitute CFCs. Under the CFC rules, the Company could be required to recognize taxable income notwithstanding the fact that it has not received any distributions from ITSA if more than a de minimis amount of income earned by ITSA (or any subsidiary) during a taxable year is characterized as "subpart F" income under the Internal Revenue Code and ITSA (or such subsidiary) has earnings and profits (determined under United States Federal income tax rules) for such year. "Subpart F" income generally includes passive income and certain income received from related parties. ITSA does not expect that it or any of its subsidiaries will recognize significant amounts of "subpart F" income in any year in which it (or the relevant subsidiary) also has earnings and profits at any time in the near future. In the longer term, ITSA and its subsidiaries could recognize "subpart F" income if they are not able to use excess cash flow to expand existing systems or purchase or develop new systems. If ITSA or one of its subsidiaries does earn "subpart F" income in excess of the de minimis threshold in a taxable year in which it also has earnings and profits, however, the Company will be required to include in its income for United States Federal income tax purposes an amount equal to the lesser of such "subpart F" income and the amount of such earnings and profits.

  In the event that the Company is required to include amounts in its income under the CFC rules, the Company expects that it will be able to use foreign tax credits to reduce its United States Federal income tax liability. The extent to which the Company is able to reduce its United States Federal tax liability through the use of foreign tax credits will depend on the level of Brazilian tax incurred by ITSA and its subsidiaries. In general, the Company's ability to use foreign tax credits to reduce its United States Federal income tax liability increases as Brazilian tax rates increase. Under the United States Federal alternative minimum tax rules, however, the Company will not be able to completely eliminate its United States Federal income tax liability regardless of the amount of foreign tax credits available to it. The general effect of the alternative minimum tax rules is to subject any "subpart F" income deemed to be received by the Company to tax at an effective tax rate of two percent.

  If the Company is required to include an amount in its United States Federal taxable income under the CFC rules, it will not be required to include the same amount in income under the FPHC or PFIC rules. If the Company is required to include an amount in its income under the FPHC rules (but not the CFC rules), it will not be required to include the same amount in its income under the PFIC rules. Otherwise, however, the CFC, FPHC and PFIC rules generally each operate independently.

  If the Company does incur United States Federal income tax liability under the rules described above, it will require funds to pay such tax. Any dividends paid by ITSA to fund the payment of such tax generally will not be subject to any Brazilian withholding tax under current Brazilian law. There can be no assurance, however, that Brazilian withholding tax will not be imposed in the future. See "--Brazilian Tax Considerations" above.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this offering, the Company will have outstanding 9,791,176 shares of Common Stock (10,166,176 shares, if the Underwriters' over-allotment option is exercised in full). All of the shares of Common Stock sold in this offering will be freely transferable as of the date of this Prospectus by persons other than "affiliates" of the Company without restriction or further registration under the Securities Act. The remaining 7,291,176 shares of Common Stock to be outstanding (the "Restricted Shares") are held by officers, directors and other stockholders of the Company. The Restricted Shares were issued by the Company in reliance on exemptions from the registration requirements of the Securities Act, are "restricted securities" within the meaning of Rule 144 under the Securities Act and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including an exemption contained in Rule 144 or Rule 701 under the Securities Act.

  Beginning 180 days after the date of this Prospectus, 4,875,536 additional Restricted Shares will be or will become eligible for sale in the public market, subject to the provisions of Rule 144 (all of which shares are subject to the agreements not to sell described below). The officers, directors and certain stockholders of the Company have agreed not to sell their shares without the consent of Alex. Brown & Sons Incorporated, subject to certain limited exceptions, for a period of 180 days from the date of this Prospectus. The remainder of the shares held by existing stockholders will become eligible for sale at various times thereafter, subject to the provisions of Rule 144.

  In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including any person who may be deemed an "affiliate" of the Company, is entitled to sell within any three-month period a number of restricted securities that does not exceed the greater of 1% of the then outstanding shares of Common Stock and the average weekly trading volume in the over-the-counter market during the four calendar weeks preceding such sale, provided that at least two years have elapsed since such shares were acquired from the Company and certain manner of sale, notice requirements and requirements as to the availability of current public information about the Company are satisfied. Any person who is deemed to be an affiliate of the Company must comply with the provisions of Rule 144 (other than the two-year holding period requirement) in order to sell shares of Common Stock which are not restricted securities (such as shares acquired by affiliates in this offering).

  The Commission has proposed certain amendments to Rule 144 that would reduce by one year the holding period required for shares subject to Rule 144 to become eligible for resale in the public markets. This proposal, if adopted, would accelerate by one year the date on which shares of Common Stock will become eligible for resale following expiration of the lock-up agreements described above. No assurance can be given concerning whether or when the proposal will be adopted by the Commission.

  The Company intends to file a registration statement on Form S-8 under the Securities Act after completion of this offering to register approximately 936,432 shares of Common Stock subject to the 1996 Stock Option Plan. Such registration statement will automatically become effective upon filing.

Accordingly, shares registered under such registration statement will be available for sale in the open market, subject to vesting conditions contained in the agreements pursuant to which they are acquired and, in certain cases, to the lock-up agreements referred to above. There are no options currently outstanding under the 1996 Stock Option Plan, and upon consummation of this offering, options to purchase 407,000 shares of Common Stock will be outstanding under the 1996 Stock Option Plan, none of which will be exercisable at such time. In addition, the Existing Stockholders and warrant holders have registration rights in certain events in respect of the Company's securities held by them. See "Description of Capital Stock--Warrants" and "-- Registration Rights."

  Prior to this offering, there has been no public market for the Common Stock and no predictions can be made as to the effect, if any, that public sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of the Common Stock in the public market, or the perception that such sales could occur, could have an adverse impact on the market price.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their Representatives, Alex. Brown & Sons Incorporated, Gerard Klauer Mattison & Co., LLC and Robert Fleming Inc., have severally agreed to purchase from the Company the following respective numbers of shares of Common Stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:

     UNDERWRITER                                                NUMBER OF SHARES
     -----------                                                ----------------
Alex. Brown & Sons Incorporated................................
Gerard Klauer Mattison & Co., LLC..............................
Robert Fleming Inc. ...........................................





                                                                   ---------
  Total........................................................    2,500,000
                                                                   =========

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of the Common Stock offered hereby if any of such shares are purchased.

  The Company has been advised by the Representatives of the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and
to certain dealers at such price less a concession not in excess of $      per
share. The Underwriters may allow, and such dealers may reallow, a concession
not in excess of $      per share to certain other dealers. After the initial
public offering, the offering price and other selling terms may be changed by the Representatives of the Underwriters.

  The Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 375,000 additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to 2,500,000, and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 2,500,000 shares are being offered.

  The Company has agreed to indemnify the Underwriters and certain controlling persons against certain liabilities, including liabilities under the Securities Act.

  The Company and each of its directors and executive officers and all of its security holders have agreed not to offer, sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Alex. Brown & Sons Incorporated, except certain limited exceptions including that the Company may issue, and grant options to purchase, shares of Common Stock under the 1996 Stock Option Plan and may issue shares of Common Stock upon the exercise of the 1996 Warrants. See "Shares Eligible for Future Sale."

  The Representatives of the Underwriters have advised the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

  Prior to this offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price of the Common Stock will be determined by negotiations between the Company and the Representatives of the Underwriters. Among the factors to be considered in such negotiations are prevailing market conditions, the results of operations of the Company in recent periods, the market capitalizations and stages of development of other companies which the Company and the Representatives of the Underwriters believe to be comparable to the Company, estimates of the business potential of the Company, the present stage of the Company's development and other factors deemed relevant.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby and certain legal matters will be passed upon for the Company by Schulte Roth & Zabel, New York, New York. Certain Brazilian legal matters will be passed upon for the Company by Tozzini, Freire, Teixeira e Silva Advogados, Sao Paulo, Brazil. Schulte Roth & Zabel will rely, without independent investigation, upon Tozzini, Freire, Teixeira e Silva Advogados with respect to all matters of Brazilian law. Willkie Farr & Gallagher, New York, New York and Barbosa & Mussnich, Rio de Janeiro, Brazil, have acted as counsel for the Underwriters in connection with this offering.

                                    EXPERTS

  The financial statements of the Company appearing in this Prospectus and Registration Statement have been audited by Ernst & Young Auditores Independents S.C., independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and such financial statements are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed with the Commission a Registration Statement under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain items of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is hereby made to the Registration Statement and such exhibits and schedules filed as a part thereof, which may be inspected, without charge, at the Public Reference Section of the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048 and its Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of all or any portion of the Registration Statement may be obtained from the Public Reference Section of the Commission upon payment of prescribed fees. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's Web site is http://www.sec.gov.

  Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

  The Company intends to furnish its stockholders with annual reports containing consolidated financial statements audited by an independent accounting firm and quarterly reports containing unaudited consolidated financial information for each of the first three fiscal quarters of each fiscal year of the Company following the end of such quarter.

                                 GLOSSARY

   1996 Stock Option Plan................................ as defined on page 51.
   1996 Warrants......................................... as defined on page 7.
   Asset Test............................................ as defined on page 62.
   Average Monthly Churn Rate............................ as defined on page 8.
   Average Monthly Revenue per Subscriber................ as defined on page 8.
   Board of Directors.................................... as defined on page 49.
   By-Laws............................................... as defined on page 15.
   Certificate of Incorporation.......................... as defined on page 15.
   CFC................................................... as defined on page 61.
   Churn................................................. as defined on page 6.

  Coaxial Cable means cable consisting of a central conductor surrounded by and insulated from another conductor. It is the standard material used in traditional cable systems.

   Commission............................................ as defined on page 52.
   Company............................................... as defined on page 1.
   Consolidated Financial Statements..................... as defined on page 3.
   DGCL.................................................. as defined on page 15.
   Direct Broadcast Satellite or DBS..................... as defined on page 42.
   Direct-To-Home or DTH................................. as defined on page 42.
   EBITDA................................................ as defined on page 8.
   Emergency Social Fund or ESF.......................... as defined on page 46.
   EMW................................................... as defined on page 55.
   E.M. Warburg.......................................... as defined on page 55.
   Exchange Act.......................................... as defined on page 56.
   Existing Stockholders................................. as defined on page 29.
   FPHC.................................................. as defined on page 61.
   FPHCI................................................. as defined on page 61.
   FPHCI Test............................................ as defined on page 61.
   GDP................................................... as defined on page 44.
   Hardwire Cable........................................ as defined on page 42.

  Headend means a collection of hardware, typically including satellite dishes, satellite receivers, modulators, amplifiers and video cassette playback machines. Signals, when processed, are then combined for distribution.

  Households Passed is the expression in common usage as the measurement of the size of a cabled area, meaning the total number of premises which have the current ability to be connected to a hardwire cable system.

   IBGE................................................. as defined on page 5.
   IOF.................................................. as defined on page 60.
   IGPM Index........................................... as defined on page 9.
   Income Test.......................................... as defined on page 62.
   Interested Stockholder............................... as defined on page 57.
   Internal Revenue Code................................ as defined on page 51.
   ITSA................................................. as defined on page 3.

  Line-of-Sight or LOS Transmission is transmission to antennas that can be "seen" by the headend transmitter of a wireless cable operator and that are able to receive a commercially acceptable wireless signal from the transmission point.

   Lins Family........................................... as defined on page 49.

  Local Off-Air VHF/UHF Channels mean over-the-air broadcast television channels that are available to viewers free of charge.

   Mercosul.............................................. as defined on page 44.

  MHz refers to a unit of frequency equal to one million hertz.

   Ministry of Communications.......................... as defined on page 4.
   MMDS (Multi-point multi-channel distribution serv-
    ice)............................................... as defined on page 39.

  Multiple Dwelling Unit means an apartment complex or similar structure which contains a number of television households.

   Named Executive Officers.............................. as defined on page 50.
   Ownership Law......................................... as defined on page 29.
   Ownership Test........................................ as defined on page 61.

  Penetration Rate means the measurement of the take-up of subscription television services. The penetration rate as of a given date is calculated by dividing the number of subscribers connected to a system on such a date by the total number of households passed in such system.

   PFIC.................................................. as defined on page 61.
   Prava................................................. as defined on page 54.
   Proposed Regulations.................................. as defined on page 12.
   Registered Capital.................................... as defined on page 59.
   Representatives....................................... as defined on page 14.
   Restricted Shares..................................... as defined on page 63.
   Restructuring......................................... as defined on page 29.
   RFP................................................... as defined on page 40.
   Rights Holders........................................ as defined on page 58.
   SFAS No. 52........................................... as defined on page 3.
   SG&A.................................................. as defined on page 24.
   Stockholders Agreement................................ as defined on page 49.
   Telecommunications Code............................... as defined on page 38.
   Tevecap............................................... as defined on page 5.
   TV Filme Belem........................................ as defined on page 3.
   TV Filme Brasilia..................................... as defined on page 3.
   TV Filme Goiania...................................... as defined on page 3.
   TV Filme Servicos..................................... as defined on page 3.
   TVA................................................... as defined on page 5.
   TVA programming means programming provided by Tevecap and its subsidiaries.
   Underwriters.......................................... as defined on page 65.
   United States GAAP.................................... as defined on page 3.
   Warburg, Pincus....................................... as defined on page 5.
   Wireless Cable........................................ as defined on page 42.
   WP.................................................... as defined on page 55.

                        TV FILME, INC. AND SUBSIDIARIES

                         INDEX TO FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
Report of Independent Auditors............................................   F-2
Consolidated Balance Sheets at December 31, 1994 and 1995.................   F-3
Consolidated Statements of Operations for the years ended December 31,
 1993, 1994 and 1995......................................................   F-4
Consolidated Statements of Changes in Stockholders' Equity for the years
 ended December 31, 1993, 1994 and 1995...................................   F-5
Consolidated Statements of Cash Flows for the years ended December 31,
 1993, 1994 and 1995......................................................   F-6
Notes to Consolidated Financial Statements................................   F-7
Consolidated Balance Sheet at March 31, 1996 (Unaudited)..................  F-12
Consolidated Statements of Operations for the three months ended March 31,
 1995 and 1996 (Unaudited)................................................  F-13
Consolidated Statement of Changes in Stockholders' Equity for the three months ended March 31, 1996 (Unaudited)..................................  F-14
Consolidated Statements of Cash Flows for the three months ended March 31,
 1995 and 1996 (Unaudited)................................................  F-15
Notes to Consolidated Financial Statements (Unaudited)....................  F-16

                        REPORT OF INDEPENDENT AUDITORS

The Board of Directors
TV Filme, Inc.

  We have audited the accompanying consolidated balance sheets of TV Filme, Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of TV Filme, Inc. and subsidiaries at December 31, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years ended December 31, 1995, in conformity with generally accepted accounting principles in the United States.

                                          Ernst & Young
                                          Auditores Independents S.C.

Sao Paulo, Brazil

January 18, 1996, except as to Note 1, as to which the date is July  , 1996

  The foregoing report is in the form that will be signed upon the completion of the transfer described in Note 1 to the consolidated financial statements.

Sao Paulo, Brazil
May 3, 1996

                        TV FILME, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                               DECEMBER 31,
                                                              ----------------
                                                               1994     1995
                                                              -------  -------
                                                               (IN THOUSANDS
                                                                OF DOLLARS)
ASSETS
Current assets:
  Cash and cash equivalents.................................. $ 1,659  $    43
  Accounts receivable, net...................................     505    2,278
  Supplies...................................................     652    1,632
  Receivables from affiliates................................   2,111      --
                                                              -------  -------
    Total current assets.....................................   4,927    3,953
Property, plant and equipment, net...........................   4,182   18,870
Intangible assets, net.......................................     899      860
                                                              -------  -------
    Total assets............................................. $10,008  $23,683
                                                              =======  =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable........................................... $ 1,055  $ 7,037
  Payroll and other benefits payable.........................     468    1,283
  Payables to affiliates--current............................     200    1,863
                                                              -------  -------
    Total current liabilities................................   1,723   10,183
Payables to affiliates--long term............................     600      400
Deferred installation fees...................................   1,185    5,205
Stockholders' equity:
  Preferred stock, $.01 par value, 1,000,000 shares
   authorized, no shares issued..............................
  Common stock, $.01 par value, 50,000,000 shares authorized,
   4,997,240 and 6,193,996 shares issued and outstanding in
   1994 and 1995.............................................      50       62
  Additional paid-in capital.................................   6,470   10,070
  Deficit....................................................     (20)  (2,237)
                                                              -------  -------
    Total stockholders' equity...............................   6,500    7,895
                                                              -------  -------
    Total liabilities and stockholders' equity............... $10,008  $23,683
                                                              =======  =======

                            See accompanying notes.

                        TV FILME, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                       YEARS ENDED DECEMBER
                                                               31,
                                                      ------------------------
                                                       1993    1994     1995
                                                      ------  -------  -------
                                                       (IN THOUSANDS EXCEPT
                                                         PER SHARE DATA)
Revenues............................................. $  287  $ 2,438  $11,404
                                                      ------  -------  -------
Operating costs and expenses:
  System operating--Note 3...........................    196      773    2,957
  Selling, general and administrative................    558    2,394    8,975
  Depreciation and amortization......................     43      365    2,049
                                                      ------  -------  -------
    Total operating costs and expenses...............    797    3,532   13,981
                                                      ------  -------  -------
    Operating loss...................................   (510)  (1,094)  (2,577)
                                                      ------  -------  -------
Other income (expense):
  Interest expense--Note 3...........................    (17)      (2)     (49)
  Interest and other income--Note 3..................     11      932      475
  Exchange and translation gains (losses)............    --       682      (66)
                                                      ------  -------  -------
Net income (loss).................................... $ (516) $   518  $(2,217)
                                                      ======  =======  =======
Net income (loss) per share.......................... $(0.10) $  0.08  $ (0.27)
                                                      ======  =======  =======
Shares and share equivalents.........................  5,295    6,885    8,086
                                                      ======  =======  =======

                            See accompanying notes.

                        TV FILME, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                  FOR THE THREE YEARS ENDED DECEMBER 31, 1995

                            COMMON STOCK
                         -------------------
                                             ADDITIONAL
                                              PAID-IN
                          SHARES   PAR VALUE  CAPITAL   DEFICIT   TOTAL
                         --------- --------- ---------- -------  -------
                            (IN THOUSANDS OF DOLLARS, EXCEPT SHARES)
BALANCE AT DECEMBER 31,
 1992................... 1,427,256    $14     $    94   $   (22) $    86
Capital contribution....                          112                112
Issuance of Common
 Stock.................. 1,169,096     12       1,288              1,300
Net loss for the year...                                   (516)    (516)
                         ---------    ---     -------   -------  -------
BALANCE AT DECEMBER 31,
 1993................... 2,596,352     26       1,494      (538)     982
                         ---------    ---     -------   -------  -------
Issuance of Common
 Stock.................. 2,126,132     21       4,979              5,000
Exercise of stock op-
 tions..................   274,756      3          (3)
Net income for the
 year...................                                    518      518
                         ---------    ---     -------   -------  -------
BALANCE AT DECEMBER 31,
 1994................... 4,997,240     50       6,470       (20)   6,500
                         ---------    ---     -------   -------  -------
Issuance of Common
 Stock.................. 1,052,924     11       3,289              3,300
Non-cash compensation...                          312                312
Exercise of stock op-
 tions..................   143,832      1          (1)
Net loss for the year...                                 (2,217)  (2,217)
                         ---------    ---     -------   -------  -------
BALANCE AT DECEMBER 31,
 1995................... 6,193,996    $62     $10,070   $(2,237) $ 7,895
                         =========    ===     =======   =======  =======

                            See accompanying notes.

                        TV FILME, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                       YEARS ENDED DECEMBER
                                                               31,
                                                      ------------------------
                                                      1993    1994      1995
                                                      -----  -------  --------
                                                         (IN THOUSANDS OF
                                                             DOLLARS)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)...................................  $(516) $   518  $ (2,217)
Adjustments to reconcile net income (loss) to net
 cash provided by operating activities:
  Depreciation and amortization.....................     43      365     2,049
  Non-cash compensation.............................    --       --        312
  Changes in assets and liabilities:
    Increase in accounts receivable.................    (60)    (445)   (1,773)
    Increase in supplies............................   (135)    (517)     (980)
    Increase in accounts payable....................    555      499     5,982
    Increase in payroll and other benefits payable..     65      403       815
    Increase in deferred installation fees..........    191      994     4,020
                                                      -----  -------  --------
Net cash provided by operating activities...........    143    1,817     8,201
                                                      -----  -------  --------
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions:
  Property, plant and equipment.....................   (852)  (3,637)  (16,621)
  Intangible assets.................................    --      (914)      (77)
                                                      -----  -------  --------
Net cash used in investing activities...............   (852)  (4,551)  (16,698)
                                                      -----  -------  --------
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of Common Stock............................  1,300    5,000     3,300
Capital contribution................................    112      --        --
Payables to affiliates..............................    --       800     1,463
(Increase) decrease in receivables from affiliates..   (685)  (1,426)    2,111
                                                      -----  -------  --------
Net cash provided by financing activities...........    727    4,374     6,874
                                                      -----  -------  --------
Net increase (decrease) in cash and cash
 equivalents........................................     18    1,640    (1,616)
Cash and cash equivalents at beginning of year......      1       19     1,659
                                                      -----  -------  --------
Cash and cash equivalents at end of year............  $  19  $ 1,659  $     43
                                                      =====  =======  ========

                            See accompanying notes.

                        TV FILME, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 a. Company Background

  In connection with an initial public offering of its Common Stock (the "Offering"), TV Filme, Inc. (the "Company") was formed in April 1996 to become the holding company of and successor to ITSA-- Intercontinental Telecomunicacoes S.A. and its subsidiaries ("ITSA"). The transfer of ITSA to the Company will be accounted for in a manner similar to a pooling of interests. ITSA was formed in May 1994 as a holding company for and successor to TV Filme Servicos de Telecomunicacoes S.A. ("TVFSA"). The transfer of TVFSA to ITSA has been accounted for in a manner similar to a pooling of interests.

  In connection with the Offering, the Company will enter into a restructuring (the "Restructuring") pursuant to which all of the preferred stock of ITSA will be converted into common stock of ITSA, based on the conversion rates at the date of issuance of the preferred stock. Each share of common stock of ITSA will then be exchanged for 1,844 shares of Common Stock of the Company. As all of the preferred stock of ITSA will have been converted and there will have been no preferred dividends paid or due as a result of the conversion, all preferred and common stock issuances of the predecessor companies have been reflected as issuances of Common Stock of the Company. Prior to the consummation of the Offering and the Restructuring, TVFSA operated the Company's wireless cable system in Brasilia, and held the licenses to operate the Company's wireless cable systems in Brasilia, Goiania and Belem. ITSA owns substantially all of TVFSA, TV Filme Goiania Servicos de Telecomunicacoes Ltda. ("TV Filme Goiania") and TV Filme Belem Servicos de Telecomunicacoes Ltda. ("TV Filme Belem"). Pursuant to the Restructuring, (i) 51% of the voting stock of TVFSA will be transferred to an entity, substantially all of which will be owned by existing shareholders of ITSA who are Brazilian nationals, with ITSA retaining 49% of the voting stock and 83% of the economic interests in TVFSA; (ii) the operating assets of the wireless cable system of Brasilia will be transferred from TVFSA to TV Filme Brasilia Servicos de Telecomunicacoes Ltda. ("TV Filme Brasilia"), which, when formed, will be substantially owned by ITSA; and (iii) TVFSA will enter into various agreements with ITSA and its subsidiaries pursuant to which, among other things, TVFSA will authorize ITSA to operate the existing wireless cable systems under its current licenses. Subsequent to the Restructuring and the Offering, the Company will own 100% of ITSA, which will hold 49% of the voting stock and 83% of the economic interests of TVFSA and 100% of TV Filme Brasilia, TV Filme Goiania and TV Filme Belem.

  Accordingly, the consolidated financial statements of the Company include
(i) TVFSA on a historical basis from inception through May 1994 and (ii) ITSA and its subsidiaries on a historical basis since May 1994 as though they have been part of the Company for all periods presented. All significant intercompany transactions and balances have been eliminated in consolidation.

  The Company develops, owns and operates subscription television systems in mid-sized markets in Brazil. The Company has established wireless cable operating systems in the cities of Brasilia, Goiania and Belem. Applications have been made for the Company to operate systems in an additional 19 markets in Brazil. Although the economic situation in Brazil has improved since July 1994, when the government introduced the Real Plan, a return to high levels of inflation and currency fluctuations could adversely affect the Company's operations.

 b. Method of Presentation

  The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States in U. S. dollars. Amounts in Brazilian currency have been remeasured into U.
S. dollars in accordance with the methodology set forth in Statement of Financial Accounting Standards No. 52 as it applies to entities operating in highly inflationary

                        TV FILME, INC. AND SUBSIDIARIES
economies. Supplies, property, plant and equipment, intangibles and deferred installation fees and the related income statement accounts are remeasured at exchange rates in effect when the assets were acquired or the liabilities were incurred. All other assets and liabilities are remeasured at year end exchange rates, and all other income and expense items are remeasured at average exchange rates prevailing during the year. Remeasurement adjustments are included in exchange and translation gains (losses).

 c. Cash Equivalents

  The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

 d. Supplies

  Supplies are recorded at the lower of cost or market.

 e. Property, Plant and Equipment

  Property, plant and equipment are stated at cost. The Company capitalizes materials, subcontractor costs, labor and overhead incurred associated with initial subscriber installations. The Company continues to depreciate the full installation cost subsequent to any subscriber disconnections.

  Depreciation is computed on the straight-line basis using estimated useful lives ranging from 5 to 10 years for buildings and leasehold improvements, 5 years for machinery and equipment, furniture and fixtures and installation costs.

 f. Intangible Assets

  Intangible assets are comprised primarily of subscription television licenses, which are amortized on a straight-line basis over a period of 10 years. Accumulated amortization at December 31, 1994 and 1995 was $15,000 and $131,000, respectively.

 g. Revenue Recognition

  Revenues from subscribers are recognized in the period service is rendered. Installation fees are recognized as revenue to the extent of direct selling costs incurred, with the remainder deferred and amortized to income over a five year period.

 h. Allowance for Doubtful Accounts

  The Company had an allowance for doubtful accounts of $16,000 and $315,000 at December 31, 1994 and 1995, respectively. There were no charges to the allowance during 1994 and 1995.

 i. Stock Options

  The Company accounts for stock options granted to employees in accordance with the provisions of Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees." In 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation." SFAS 123 provides for an alternative to APB 25 and is effective for fiscal years beginning after December 15, 1995. The Company expects to continue to account for stock options granted to employees in accordance with the provisions of APB 25. Accordingly, SFAS 123 is not expected to have any material impact on the results of operations or the financial position of the Company.

                        TV FILME, INC. AND SUBSIDIARIES

 j. Interest Expense

  Interest expense approximates the amount of cash interest paid.

 k. Net income (loss) per share

  Net income (loss) per share is calculated using the weighted average number of shares of stock outstanding during the period together with the number of shares issuable upon the exercise of options and warrants issued during the twelve months prior to the filing of the Offering. The Company has not used the treasury stock method in computing the dilutive effect of the warrants.

 l. Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment is comprised of the following at December 31:

                                                                 1994    1995
                                                                ------  -------
                                                                (IN THOUSANDS
                                                                 OF DOLLARS)
Building and leasehold improvements............................ $  152  $   597
Machinery and equipment........................................  2,581   10,288
Furniture and fixtures.........................................    120      308
Installation costs.............................................  1,667    9,948
                                                                ------  -------
                                                                 4,520   21,141
Accumulated depreciation.......................................   (338)  (2,271)
                                                                ------  -------
                                                                $4,182  $18,870
                                                                ======  =======

  Depreciation expense of $43,000, $350,000, and $1,933,000 is included in the statements of operations for the years ended December 31, 1993, 1994 and 1995, respectively.

3. RELATED PARTY TRANSACTIONS

  Substantially all programming is supplied by a subsidiary of Tevecap S.A. ("Tevecap"), a stockholder of the Company, pursuant to a programming contract. Amounts paid to such affiliate in 1993, 1994 and 1995 were $13,000, $178,000 and $1,334,000, respectively, net of discounts on programming fees compared to list prices. Such discounts were received from August 1993 through October 1995, and in 1993, 1994 and 1995 were $28,000, $340,000 and $539,000, respectively. Such discounts are not expected to continue.

  Receivables from Tevecap and Abril S.A. ("Abril"), the majority stockholder of Tevecap, bear interest at the Brazilian interbank rate ("CDI") then in effect or at CDI plus 0.8%. The rate in effect during the periods ranged from 3.64% to 4.16% per month during 1994 and 3.48% to 4.27% per month during 1995. Interest income from such affiliates was $599,000 and $433,000 in 1994 and 1995, respectively.

  In 1994, the Company purchased two licenses to operate wireless cable systems from Abril for $400,000 each, payable in four equal annual installments, which do not bear interest. Included in payables to affiliates at December 31, 1994 and 1995 is $800,000 and $600,000, respectively, related to this purchase. Other payables to Abril (and its affiliates) bear interest at the CDI plus 0.8%, which ranged from 3.33% to 4.66% per month. Interest expense to Abril (and its affiliates) was $50,000 in 1995.

                        TV FILME, INC. AND SUBSIDIARIES

  The Company purchases equipment and supplies from vendors under irrevocable letters of credit. Total issued and outstanding letters of credit at December 31, 1994 and 1995 were $966,000 and $6,683,000. Abril and a subsidiary of Tevecap guarantee such obligations from time to time. At December 31, 1994 and 1995, issued and outstanding letters of credit secured by affiliates were $590,000 and $4,155,000, respectively. The maturity date of such letters of credit range from 30 days to 360 days.

4. STOCKHOLDERS' EQUITY

  At December 31, 1995, 704,408 shares of Common Stock were non-voting. In connection with the Restructuring, non-voting shares will be converted into voting shares.

  Between January and April 1993, certain shareholders made capital contributions to the Company in an aggregate amount of $112,000.

  In May 1993, the Company issued and sold 1,169,096 shares of Common Stock to Tevecap for a purchase price of $1,300,000.

  In July 1994, the Company issued and sold 2,126,132 shares of Common Stock to Warburg, Pincus Investors, L.P. for a purchase price of $5,000,000.

  In August 1995, the Company issued and sold 1,052,924 shares of Common Stock to Warburg, Pincus Investors, L.P. for purchase price of $3,300,000.

  In 1994 and 1995, the Company issued options to purchase 125,392 and 99,576 shares of Common Stock, respectively, to officers of the Company. All options were vested at the date of grant. The fair value of the stock at the date of the 1995 grant was deemed to be $312,000 and, therefore, a charge for non-cash compensation of $312,000 was recorded in 1995 and included in selling, general and administrative expenses. All options were exercised in the year of grant.

  As a finders' fee in connection with the equity offerings in 1994 and 1995, the Company granted options to purchase 193,620 shares of Common Stock to two advisers at a nominal exercise price. In 1994 and 1995, such options for 149,364 and 44,256 shares, respectively, were exercised.

5. INCOME TAXES

  The reasons for the difference between total tax expense (benefit) and the amount computed by applying the effective Brazilian tax rate to income before income taxes are as follows:

                                                  1993     1994       1995
                                                --------  -------- ----------
                                                 (IN THOUSANDS OF DOLLARS)
Income taxes (benefit) at effective Brazilian
 rate.......................................... $   (248) $   249  $   (1,064)
Effect of monetary adjustments under Brazilian
 tax law.......................................              (709)        765
Nondeductible compensation expense.............                           150
Effect of change in tax rate...................                           267
Other..........................................                           198
Increase (decrease) in valuation allowance ....      248      460        (316)
                                                --------  -------  ----------
Tax expense (benefit)..........................      --       --          --
                                                ========  =======  ==========

  The Company has not recognized any future income tax benefit for its net operating loss carryforwards in excess of net deferred tax liabilities as it is not assured that it will be able to realize a benefit for such losses in the future. The net operating loss carryforwards amounted to $5,232,000 at December 31, 1995. Under Brazilian law, net operating losses may be carried forward for an unlimited period of time. Use of these losses, however, is restricted to 30% of taxable income of a period.

                        TV FILME, INC. AND SUBSIDIARIES

  Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The approximate effect of temporary differences as of December 31, 1994 and 1995 is as follows:

                                                                  1994    1995
                                                                 ------  ------
                                                                 (IN THOUSANDS
                                                                  OF DOLLARS)
     Deferred tax assets
     Net operating loss carryforwards........................... $  501  $1,596
     Deferred installation fees.................................    538   1,526
     Other......................................................    343     309
                                                                 ------  ------
                                                                  1,382   3,431
     Valuation allowance........................................   (729)   (413)
                                                                 ------  ------
                                                                 $  653  $3,018
                                                                 ======  ======
     Deferred tax liabilities
     Fixed assets............................................... $  653  $2,670
     Other......................................................    --      348
                                                                 ------  ------
                                                                 $  653  $3,018
                                                                 ======  ======

  Effective January 1, 1996, the effective Brazilian tax rate declined from 48% to 30.5%. This has been reflected in the deferred tax assets and liabilities at December 31, 1995.

6. COMMITMENTS

  The Company leases office space and vehicles and has entered into various transmission tower rental agreements. Rent expense amounted to approximately $19,000, $128,000 and $472,000 for the years ended December 31, 1993, 1994, and 1995, respectively. A substantial number of these rental agreements are renewed on a continuous basis. The Company also has entered into various contracts to secure programming. These agreements are readjusted periodically.

  Lease commitments at December 31, 1995 are as follows:

            1996.............................. $1,497,000
            1997.............................. $1,320,000
            1998.............................. $  362,000
            1999.............................. $    3,000

  At December 31, 1995, payables to affiliates include $600,000 related to the purchase by the Company of two licenses to operate wireless cable systems (see
Note 3). Payments for such licenses of $200,000 are required in each of 1996, 1997 and 1998.

                        TV FILME, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                                  (UNAUDITED)

                                                                    MARCH 31,
                                                                      1996
                                                                  -------------
                                                                  (IN THOUSANDS
                                                                   OF DOLLARS)
ASSETS
Current assets:
  Cash and cash equivalents......................................    $    24
  Accounts receivable, net.......................................      2,959
  Supplies.......................................................      2,424
  Receivables from affiliates....................................        311
                                                                     -------
    Total current assets.........................................      5,718
Property, plant and equipment, net...............................     22,802
Intangible assets, net...........................................        835
                                                                     -------
    Total assets.................................................    $29,355
                                                                     =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable...............................................    $ 7,009
  Payroll and other benefits payable.............................      1,229
  Payables to affiliates--current................................        200
                                                                     -------
    Total current liabilities....................................      8,438
Payables to affiliates--long term................................        200
Deferred installation fees.......................................      6,130
Stockholders' equity:
  Preferred stock, $.01 par value, 1,000,000 shares authorized, no shares issued..............................................
  Common stock, $.01 par value, 50,000,000 shares authorized,
   7,291,176 shares issued and outstanding.......................         73
  Additional paid-in capital.....................................     17,210
  Deficit........................................................     (2,696)
                                                                     -------
    Total stockholders' equity...................................     14,587
                                                                     -------
    Total liabilities and stockholders' equity...................    $29,355
                                                                     =======

                            See accompanying notes.

                        TV FILME, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                                THREE MONTHS
                                                                 ENDED MARCH
                                                                     31,
                                                                --------------
                                                                 1995    1996
                                                                ------  ------
                                                                     (IN
                                                                 THOUSANDS,
                                                                 EXCEPT PER
                                                                 SHARE DATA)
Revenues....................................................... $1,364  $5,852
                                                                ------  ------
Operating costs and expenses:
  System operating--Note 2.....................................    413   1,583
  Selling, general and administrative..........................  1,589   3,310
  Depreciation and amortization................................    236   1,098
                                                                ------  ------
    Total operating costs and expenses.........................  2,238   5,991
                                                                ------  ------
    Operating loss.............................................   (874)   (139)
                                                                ------  ------
Other income (expense):
  Interest expense--Note 2.....................................    --     (374)
  Interest and other income--Note 2............................    247      10
  Exchange and translation gains (losses)......................    (29)     44
                                                                ------  ------
Net loss....................................................... $ (656) $ (459)
                                                                ======  ======
Net loss per share............................................. $(0.08) $(0.06)
                                                                ======  ======
Shares and share equivalents...................................  8,086   8,086
                                                                ======  ======

                            See accompanying notes.

                        TV FILME, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                  (UNAUDITED)

                   FOR THE THREE MONTHS ENDED MARCH 31, 1996

                                 COMMON STOCK
                              -------------------
                                                  ADDITIONAL
                                                   PAID-IN
                               SHARES   PAR VALUE  CAPITAL   DEFICIT   TOTAL
                              --------- --------- ---------- -------  -------
                                 (IN THOUSANDS OF DOLLARS, EXCEPT SHARES)
BALANCE AT DECEMBER 31,
 1995........................ 6,193,996    $62     $10,070   $(2,237) $ 7,895
Issuance of Common Stock and
 warrants.................... 1,097,180     11       7,140              7,151
Net loss for the period......                                   (459)    (459)
                              ---------    ---     -------   -------  -------
BALANCE AT MARCH 31, 1996.... 7,291,176    $73     $17,210   $(2,696) $14,587
                              =========    ===     =======   =======  =======

                            See accompanying notes.

                        TV FILME, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                              THREE MONTHS
                                                             ENDED MARCH 31,
                                                             ----------------
                                                              1995     1996
                                                             -------  -------
                                                              (IN THOUSANDS
                                                               OF DOLLARS)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss.................................................... $  (656) $  (459)
Adjustments to reconcile net loss to net cash provided by
 (used in) operating activities:
  Depreciation and amortization.............................     236    1,098
  Changes in assets and liabilities:
    Increase in accounts receivable.........................     (37)    (681)
    Increase in supplies....................................    (105)    (792)
    Increase (decrease) in accounts payable.................     269      (28)
    Increase (decrease) in payroll and other benefits
     payable................................................     252      (54)
    Increase in deferred installation fees..................     689      925
                                                             -------  -------
Net cash provided by operating activities...................     648        9
                                                             -------  -------
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions:
  Property, plant and equipment.............................  (2,655)  (4,980)
  Intangible assets.........................................       6      (25)
                                                             -------  -------
Net cash used in investing activities.......................  (2,649)  (5,005)
                                                             -------  -------
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of Common Stock and warrants.......................     --     7,151
Payables to affiliates......................................    (200)  (1,863)
Decrease (increase) in receivables from affiliates..........     727     (311)
                                                             -------  -------
Net cash provided by financing activities...................     527    4,977
                                                             -------  -------
Net decrease in cash and cash equivalents...................  (1,474)     (19)
Cash and cash equivalents at beginning of year..............   1,659       43
                                                             -------  -------
Cash and cash equivalents at end of the period.............. $   185  $    24
                                                             =======  =======

                            See accompanying notes.

                        TV FILME, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 a. Company Background

  In connection with an initial public offering of its Common Stock (the "Offering"), TV Filme, Inc. (the "Company") was formed in April 1996 to become the holding company of and successor to ITSA-- Intercontinental Telecomunicacoes S.A. and its subsidiaries ("ITSA"). The transfer of ITSA to the Company will be accounted for in a manner similar to a pooling of interests. ITSA was formed in May 1994 as a holding company for and successor to TV Filme Servicos de Telecomunicacoes S.A. ("TVFSA"). The transfer of TVFSA to ITSA has been accounted for in a manner similar to a pooling of interests.

  In connection with the Offering, the Company will enter into a Restructuring (the "Restructuring") pursuant to which all of the preferred stock of ITSA will be converted into common stock of ITSA, based on the conversion rates at the date of issuance of the preferred stock. Each share of common stock of ITSA will then be exchanged for 1,844 shares of Common Stock of the Company. As all of the Preferred Stock of ITSA will have been converted and there will have been no preferred dividends paid or due as a result of the conversion, all preferred and common stock issuances of the predecessor companies have been reflected as issuances of Common Stock of the Company. Prior to the consummation of the Offering and the Restructuring, TVFSA operated the Company's wireless cable system in Brasilia, and held the licenses to operate the Company's wireless cable systems in Brasilia, Goiania and Belem. ITSA owns substantially all of TVFSA, TV Filme Goiania Servicos de Telecomunicacoes Ltda. ("TV Filme Goiania") and TV Filme Belem Servicos de Telecomunicacoes Ltda. ("TV Filme Belem"). Pursuant to the Restructuring, (i) 51% of the voting stock of TVFSA will be transferred to an entity, substantially all of which will be owned by existing shareholders of ITSA who are Brazilian nationals, with ITSA retaining 49% of the voting stock and 83% of the economic interests in TVFSA; (ii) the operating assets of the wireless cable system of Brasilia will be transferred from TVFSA to TV Filme Brasilia Servicos de Telecomunicacoes Ltda. ("TV Filme Brasilia"), which, when formed, will be substantially owned by ITSA; and (iii) TVFSA will enter into various agreements with ITSA and its subsidiaries pursuant to which, among other things, TVFSA will authorize ITSA to operate the existing wireless cable systems under its current licenses. Subsequent to the Restructuring and the Offering, the Company will own 100% of ITSA, which will hold 49% of the voting stock and 83% of the economic interests of TVFSA and 100% of TV Filme Brasilia, TV Filme Goiania and TV Filme Belem.

  Accordingly, the consolidated financial statements of the Company include
(i) TVFSA on a historical basis from inception through May 1994 and (ii) ITSA and its subsidiaries on a historical basis since May 1994 as though they have been part of the Company for all periods presented. All significant intercompany transactions and balances have been eliminated in consolidation.

  The Company develops, owns and operates subscription television systems in mid-sized markets in Brazil. The Company has established wireless cable operating systems in the cities of Brasilia, Goiania and Belem. Applications have been made for the Company to operate systems in an additional 19 markets in Brazil.

 b. Method of Presentation

  The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States in U. S. dollars. Amounts in Brazilian currency have been remeasured into U.
S. dollars in accordance with the methodology set forth in Statement of Financial Accounting Standards No. 52 as it applies to entities operating in highly inflationary

                        TV FILME, INC. AND SUBSIDIARIES

                                  (UNAUDITED)
economies. Supplies, property, plant and equipment, intangibles and deferred installation fees and the related income statement accounts are remeasured at exchange rates in effect when the assets were acquired or the liabilities were incurred. All other assets and liabilities are remeasured at year end exchange rates, and all other income and expense items are remeasured at average exchange rates prevailing during the year. Remeasurement adjustments are included in exchange and translation gains (losses).

  In management's opinion, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the first three months are not necessarily indicative of the results that may be expected for a full year.

 c. Net income (loss) per share

  Net income (loss) per share is calculated using the weighted average number of shares of stock outstanding during the period together with the number of shares issuable upon the exercise of options and warrants issued during the twelve months prior to the filing of the Offering. The Company has not used the treasury stock method in computing the dilutive effect of the warrants.

2. RELATED PARTY TRANSACTIONS

  Substantially all programming is supplied by a subsidiary of Tevecap S.A. ("Tevecap"), a stockholder of the Company, pursuant to a programming contract. Amounts paid to such affiliate for the three months ended March 31, 1995 and 1996 were $116,000 and $1,200,000, respectively.

  Receivables from Tevecap and Abril S.A. ("Abril"), the majority shareholder of Tevecap, bear interest at the Brazilian interbank rate ("CDI") then in effect or at CDI plus 0.8%. The rate in effect during the periods ranged from 3.24% to 4.41% per month during 1995. Interest income from such affiliates was $220,000 for the three months ended March 31, 1995.

  Included in payables to affiliates at March 31, 1996 is $400,000 payable to Abril which does not bear interest. Payments on this payable are required at the rate of $200,000 per year. Other payables to Tevecap bear interest at the CDI plus 0.8%, which ranged from 2.18% to 3.16% per month during 1996. Interest expense to Tevecap was $374,000 for the three months ended March 31, 1996.

  The Company purchases equipment and supplies from vendors under irrevocable letters of credit. Abril and a subsidiary of Tevecap guarantee such obligations from time to time. Total issued and outstanding letters of credit at March 31, 1996 were $6,384,000. At March 31, 1996, issued and outstanding letters of credit secured by affiliates were $5,295,000. The maturity date of such letters of credit range from 30 days to 360 days.

3. STOCKHOLDERS' EQUITY

  In March 1996, the Company issued and sold (i) 783,700 shares of Common Stock and warrants to purchase an additional 567,952 shares of Common Stock to Warburg, Pincus Investors, L.P. for approximately $5,100,000, (ii) 287,664 shares of Common Stock and warrants to purchase an additional 208,372 shares of Common Stock to Tevecap for approximately $1,875,000 and (iii) 25,816 shares of Common Stock and warrants to purchase an additional 18,440 shares of Common Stock to two other shareholders of the Company for approximately $176,000. The warrants have an exercise price of $6.52 per share.

                        TV FILME, INC. AND SUBSIDIARIES

                                  (UNAUDITED)
4. SUBSEQUENT EVENT

  In connection with the Offering, the Board of Directors of the Company will adopt and the stockholders of the Company will approve the 1996 Stock Option Plan (the "Plan"). The Plan provides for the grant of stock options to officers, key employees, consultants and directors of the Company. The Plan will be administered by the Compensation Committee and the total number of shares of Common Stock for which options may be granted pursuant to the Plan will be 936,432, subject to certain adjustments reflecting changes in the Company's capitalization. Options to purchase 407,000 shares of Common Stock shall be granted upon the consummation of the Offering, 297,000 of which shall be exercisable at the initial public offering price and 110,000 of which shall be exercisable at $12.00 per share, and which generally shall vest 20% per year for five years beginning on the first anniversary of consummation of the Offering.

               [Page containing logos of selected providers of
                      programming carried by the Company]

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

 NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PRO-SPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEI-THER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                                  -----------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   9
Use of Proceeds..........................................................  16
Dividend Policy..........................................................  16
Capitalization...........................................................  17
Dilution.................................................................  18
Selected Consolidated Financial Data.....................................  19
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  21
Business.................................................................  28
Subscription Television Industry.........................................  42
Brazil...................................................................  43
Management...............................................................  48
Certain Transactions.....................................................  53
Principal Stockholders...................................................  55
Description of Capital Stock.............................................  56
Tax Considerations.......................................................  59
Shares Eligible for Future Sale..........................................  63
Underwriting.............................................................  65
Legal Matters............................................................  66
Experts..................................................................  66
Additional Information...................................................  66
Glossary.................................................................  67
Index to Consolidated Financial Statements............................... F-1

                                  -----------

 UNTIL , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EF-FECTING TRANSACTIONS IN THE COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PARTIC-IPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                2,500,000 Shares

                                  [LOGO]

                                  Common Stock

                                  -----------

                                   PROSPECTUS

                                  -----------

                              Alex. Brown & Sons
                                 INCORPORATED

                       Gerard Klauer Mattison & Co., LLC

                            Robert Fleming Inc.


                                        , 1996


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following is an itemized list of the estimated expenses to be incurred in connection with this offering of the securities being offered hereunder other than underwriting discounts and commissions. All of these expenses will be borne by the Company.

   SEC registration fee............................................. $11,896.55
   NASD filing fee.................................................. $ 3,950.00
   NASDAQ National Market System listing fee........................ $41,977.94
   Blue sky fees and expenses....................................... $ 6,500.00
   Printing and engraving expenses.................................. $      *
   Legal fees and expenses.......................................... $      *
   Accounting fees and expenses..................................... $      *
   Transfer agent and registrar fees................................ $      *
   Miscellaneous fees and expenses.................................. $      *
                                                                     ----------
     Total.......................................................... $      *
                                                                     ==========

- --------
* To be completed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  As permitted by Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL"), Article VII of the Certificate of Incorporation filed as an exhibit to this Registration Statement eliminates in certain circumstances the liability of directors of the Company for monetary damages for breach of their fiduciary duty as directors. This provision does not eliminate the liability of a director (i) for breach of the director's duty of loyalty to the Company or its stockholders; (ii) for acts or omissions by the director not in good faith or which involve intentional misconduct or a knowing violation of law;
(iii) for willful or negligent declaration of an unlawful dividend, stock purchase or redemption; or (iv) for transactions from which the director derived an improper personal benefit. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

  Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

  Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation except that no indemnification may be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

  Section 145 of the DGCL further provides that to the extent a director, officer, employee, or agent of a corporation has been successful in the defense of any action, suit, or proceeding referred to in subsections (a) and
(b) or in the defense of any claim, issue, or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 of the DGCL shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and empowers the corporation to purchase and maintain insurance on behalf of any person acting in any of the capacities set forth in the second preceding paragraph against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under Section 145 of the DGCL.

  The By-laws filed as an exhibit to this Registration Statement require the Company, under certain circumstances, to indemnify any person who is, was or has agreed to become a director or officer against expenses, liability and loss actually and reasonably incurred by him. The By-laws of the Company also provide that expenses incurred in connection with a civil, criminal, administrative or investigative action, suit or proceeding, or threat thereof, shall be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of any undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Company as authorized in the By-laws.

  The Company will indemnify its officers and directors pursuant to the Indemnification Agreements it expects to enter into with each such officer and director against any and all expenses, losses, claims, damages and liabilities incurred by each such officer and director for or as a result of actions taken or not taken while each such officer or director was acting in his or her capacity as a director or officer of the Company, a form of which is filed as an exhibit to this Registration Statement.

  In addition, the Registrant currently expects to obtain directors' and officers' reimbursements and liability insurance which insures against liabilities that directors and officers of the Registrant may incur in such capacities. The risks covered by such policies do not exclude liabilities under the Securities Act. Pursuant to the Form of Underwriting Agreement filed as an exhibit to this Registration Statement, the Underwriters will agree, subject to certain conditions, to indemnify the Registrant, its directors, certain of its officers and persons who control the Registrant within the meaning of the Securities Act against certain liabilities, including those arising under the Securities Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  Since January 1, 1993, the Company has issued and sold the following securities:

 1. In May 1993, the Company issued and sold 1,169,096 shares of Common Stock (after giving effect to the Restructuring) to Tevecap for a purchase price of approximately $1,300,000 in cash.

 2. In July 1994, the Company effected a recapitalization pursuant to which Mrs. Maria Nise Lins, Mr. Hermano Lins, Mr. Carlos Andre Lins and Tevecap exchanged all of their shares of common stock of TV Filme Servicos de Telecomunicacoes S.A. (the predecessor company to ITSA) on a one-for-one basis for shares of common stock of ITSA (the predecessor company of TV Filme, Inc.).

 3. In July 1994, the Company issued and sold 2,126,132 shares of Common Stock (after giving effect to the Restructuring) to Warburg, Pincus for an aggregate purchase price of $5,000,000 in cash.

 4. In July 1994, the Company granted to each of Messrs. Lins options to purchase 62,696 shares of its Common Stock (after giving effect to the Restructuring) at a nominal exercise price, which they each exercised immediately.

 5. In July 1994, the Company granted to Mr. Wallach and Mr. Pearson options to purchase a total of 153,052 shares of its Common Stock (after giving effect to the Restructuring) at a nominal exercise price, which they each exercised immediately. Mr. Wallach purchased 77,448 of such shares and Mr. Pearson purchased 75,604 of such shares.

 6. In August 1995, the Company issued and sold 1,052,924 shares of Common Stock (after giving effect to the Restructuring) to Warburg, Pincus for an aggregate purchase price of $3,300,000 in cash.

 7. In August 1995, the Company granted to each of Messrs. Lins options to purchase 49,788 shares of Common Stock (after giving effect to the Restructuring) at a nominal exercise price, which they each exercised immediately.

 8. In August 1995, the Company granted to each of Mr. Wallach and Mr. Pearson options to purchase 20,284 shares of Common Stock (after giving effect to the Restructuring) at a nominal exercise price, which they each exercised immediately.

 9. In March 1996, the Company issued and sold a total of 1,097,180 shares of Common Stock (after giving effect to the Restructuring) for an aggregate purchase price of approximately $7,151,000 in cash and granted warrants to purchase an additional 794,764 shares of Common Stock (after giving effect to the Restructuring). Of these shares, 783,700 were purchased by Warburg, Pincus (which received a warrant to purchase an additional 567,952 shares), 287,664 were purchased by Tevecap (which received a warrant to purchase an additional 208,372 shares), 12,908 were purchased by Mr. Wallach (who received a warrant to purchase an additional 9,220 shares) and 12,908 were purchased by Mr. Pearson (who received a warrant to purchase an additional 9,220 shares). Such warrants are exercisable at $6.52 per share.

10. Immediately prior to the consummation of this offering, in connection with the Restructuring the Company will issue a total of 7,291,176 shares of Common Stock in exchange for 3,954 shares of common stock of ITSA. Of these shares, 3,962,756 will be received by Warburg, Pincus, 1,456,760 will be received by Tevecap, 254,472 will be received by Mr. Hermano Lins, 254,472 will be received by Mr. Carlos Andre Lins, 1,069,520 will be received by Mrs. Maria Nise Lins, 73,760 will be received by Ms. Maria Veronica Lins, 110,640 will be received by Mr. Wallach and 108,796 will be received by Mr. Pearson.

11. Immediately prior to the consummation of this offering, in connection with the Restructuring the Company will issue warrants to purchase a total of 794,764 shares of Common Stock in exchange for warrants to purchase a total of 431 shares of common stock of ITSA. Of these, warrants to purchase 567,952 shares will be received by Warburg Pincus, warrants to purchase 208,372 shares will be received by Tevecap, warrants to purchase 9,220 shares will be received by Mr. Wallach and warrants to purchase 9,220 shares will be received by Mr. Pearson.

  Except as set forth above, neither the Company nor ITSA has made any offers or sales of its securities since January 1, 1993.

  There were no underwriters employed in connection with any of the transactions set forth above.

  The transactions described above in paragraphs 1, 2, 4, 5, 7, 8 and 9 (other than with respect to sales to Warburg, Pincus) were not subject to registration requirements pursuant to United States securities laws because the offers and sales took place in Brazil and were therefore not subject to United States jurisdiction.

  The transactions described above in paragraphs 3, 6, 9 (with respect to sales to Warburg, Pincus), 10 and 11 were effected in reliance upon the exemption from the registration requirements provided by Section 4(2) of the Securities Act on the basis that such transactions did not involve any public offering.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

 (a) Exhibits:

 EXHIBIT
 NUMBER                          DESCRIPTION OF DOCUMENT
 -------                         -----------------------
  *1.1   Form of Underwriting Agreement
 **3.1   Certificate of Incorporation of the Registrant
 **3.2   By-Laws of the Registrant
  *4     Specimen of Certificate of Common Stock of the Registrant
  *5     Opinion of Schulte Roth & Zabel (including the consent of such firm)
          regarding the legality of the securities being offered
  *10.1  1996 Stock Option Plan
  *10.2  Form of Stock Option Agreement
  *10.3  Form of Stockholders Agreement to be entered into by and among
          Warburg, Pincus, Tevecap, Mrs. Maria Nise Lins, Mr. Hermano Lins, Mr.
          Carlos Andre Lins and Ms. Maria Veronica Lins
  *10.4  Form of Registration Rights Agreement to be entered into by and among
          Warburg, Pincus, Tevecap, Mrs. Maria Nise Lins, Mr. Hermano Lins, Mr.
          Carlos Andre Lins, Ms. Maria Veronica Lins, Mr. Wallach, Mr. Pearson
          and the Registrant
  *10.5  Form of Employment Agreement to be entered into by and among the
          Registrant, ITSA and Mr. Hermano Lins
  *10.6  Form of Employment Agreement to be entered into by and among the
          Registrant, ITSA and Mr. Carlos Andre Lins
  *10.7  Form of Employment Agreement to be entered into by and between the
          Registrant and Mr. Aguirre
  *10.8  Form of Warrant Agreement to be entered into by and between the
          Registrant and certain investors parties thereto
  *10.9  Form of Programming Agreement to be entered into by and between the
          Registrant and Tevecap
  *10.10 Form of Master Operating Agreement to be entered into by and among the
          Registrant, ITSA and TV Filme Servicos de Telecomunicacoes Ltda.
  *10.11 Form of Articles of Association of TV Filme Servicos de
          Telecomunicacoes Ltda.
  *10.12 Form of Indemnification Agreement between the Registrant and the directors and officers parties thereto
  *11    Statement Regarding Computation of Per Share Earnings (Loss)
  *21    Subsidiaries of the Registrant
  *23.1  Consent of Schulte Roth & Zabel (included as part of Exhibit 5 hereto)
  *23.2  Consent of Tozzini, Freire, Teixeira e Silva Advogados
   23.3  Consent of Ernst & Young Auditores Independents S.C., independent auditors
   24    Powers of Attorney

- --------
* To be filed by amendment.

**Previously filed.

 (b) Supplemental Financial Statement Schedules:

  The Supplemental Financial Statement Schedules have been intentionally omitted because they are either not required or the information has been included in the Notes to the Consolidated Financial Statements included as part of this Registration Statement.

ITEM 17. UNDERTAKINGS.

  The undersigned Registrant hereby undertakes as follows:

    1. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of such Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    2. The undersigned Registrant hereby undertakes that:

      (a) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

      (b) For purposes of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

      (c) It will provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 28, 1996.

                                          TV FILME, INC.

                                                    /s/ Douglas M. Karp
                                          By: _________________________________
                                               Name: Douglas M. Karp Title:
                                                   Chairman of the Board

  Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

              SIGNATURE                        TITLE                 DATE

         /s/ Douglas M. Karp           Chairman of the
- -------------------------------------   Board and Director     June 28, 1996
           Douglas M. Karp

                                       Chief Executive
               *                       Officer, Secretary      June 28, 1996
- -------------------------------------   and Director
 Hermano Studart Lins de Albuquerque

               *                      President, Chief         June 28, 1996
- -------------------------------------   Operating Officer,
    Carlos Andre Studart Lins de        Treasurer and
             Albuquerque                Director

                                       Director
               *                                               June 28, 1996
- -------------------------------------
           Gary D. Nusbaum

               *                      Chief Financial          June 28, 1996
- -------------------------------------   Officer (Principal
                                        Financial and
       Alvaro J. Aguirre               Accounting Officer)
                                        and Director

      /s/ Douglas M. Karp

*By: ___________________________

     Name: Douglas M. Karp

    Title: Attorney-in-Fact

                               INDEX TO EXHIBITS
                                  (ITEM 16(A))

 EXHIBIT                                                                  PAGE
 NUMBER                     DESCRIPTION OF DOCUMENT                      NUMBER
 -------                    -----------------------                      ------
  *1.1   Form of Underwriting Agreement...............................
 **3.1   Certificate of Incorporation of the Registrant...............
 **3.2   By-Laws of the Registrant....................................
  *4     Specimen of Certificate of Common Stock of the Registrant....
  *5     Opinion of Schulte Roth & Zabel (including the consent of
          such firm) regarding the legality of the securities being
          offered.....................................................
  *10.1  1996 Stock Option Plan.......................................
  *10.2  Form of Stock Option Agreement...............................
  *10.3  Form of Stockholders Agreement to be entered into by and among Warburg, Pincus, Tevecap, Mrs. Maria Nise Lins, Mr.
          Hermano Lins, Mr. Carlos Andre Lins and Ms. Maria Veronica
          Lins........................................................
  *10.4  Form of Registration Rights Agreement to be entered into by and among Warburg, Pincus, Tevecap, Mrs. Maria Nise Lins,
          Mr. Hermano Lins, Mr. Carlos Andre Lins, Ms. Maria Veronica
          Lins, Mr. Wallach, Mr. Pearson and the Registrant...........
  *10.5  Form of Employment Agreement to be entered into by and among the Registrant, ITSA and Mr. Hermano Lins...................
  *10.6  Form of Employment Agreement to be entered into by and among the Registrant, ITSA and Mr. Carlos Andre Lins..............
  *10.7  Form of Employment Agreement to be entered into by and between the Registrant and Mr. Aguirre......................
  *10.8  Form of Warrant Agreement to be entered into by and between the Registrant and certain investors parties thereto........
  *10.9  Form of Programming Agreement to be entered into by and among the Registrant and Tevecap..................................
  *10.10 Form of Master Operating Agreement to be entered into by and among the Registrant, ITSA and TV Filme Servicos de
          Telecomunicacoes Ltda. .....................................
  *10.11 Form of Articles of Association of TV Filme Servicos de
          Telecomunicacoes Ltda. .....................................
  *10.12 Form of Indemnification Agreement between the Registrant and the directors and officers parties thereto..................
  *11    Statement Regarding Computation of Per Share Earnings
          (Loss)......................................................
  *21    Subsidiaries of the Registrant...............................
  *23.1  Consent of Schulte Roth & Zabel (included as part of Exhibit
          5 hereto)...................................................
  *23.2  Consent of Tozzini, Freire, Teixeira e Silva Advogados.......
   23.3  Consent of Ernst & Young Auditores Independents S.C.,
          independent auditors........................................
   24    Powers of Attorney...........................................

- --------
* To be filed by amendment.

**Previously filed.